MOHAWK®

2023 ANNUAL REPORT

Room *for*
MORE



About **Mohawk**

Mohawk Industries is the world's largest flooring manufacturer, with fully integrated operations in North America, Europe, Latin America and Australasia. Over the past two decades, Mohawk has evolved from a niche U.S. carpet manufacturer to a global residential and commercial supplier with leading positions in all major product categories: ceramic floor and wall tile; carpet and rugs; laminate and wood; and luxury vinyl tile (LVT) and sheet vinyl. The Company's product line has expanded to include quartz and natural stone countertops, porcelain slabs, panels and insulation products. Mohawk produces goods in nineteen countries and has sales in approximately 170 nations.



As the global flooring leader, we have more ways to drive greater sales and profitability.

From geographic diversity, to a comprehensive product portfolio, to industry-leading innovation, to successful relationships across sales channels, to a commitment to sustainability, Mohawk has many advantages to seize significant growth opportunities in residential and commercial new construction and remodeling. After extended exposure to high inflation and rising interest rates, we believe our markets will rebound when rates decline, as historical norms reinforce multi-year growth after downturns. With low housing availability, aging stock and greater household formation, we believe demand in our markets will accelerate as soon as we enter a more favorable interest rate environment.

MORE *Market Potential*

In our regions, higher interest rates and inflation have led to deferred remodeling and reduced residential construction. When interest rates fall, we believe more opportunities will emerge as housing markets rebound and pent-up demand drives increased renovation and new construction for an extended period. For years, new home construction has trailed household formations, leaving a sizable deficit in available units. Globally, millions of homes entering their peak remodeling years will require significant investments to retain their value and comfort. We also expect greater momentum in commercial activity, though the lead time of projects from conception to completion makes the timing of commercial growth more difficult to predict.





MORE *Innovation*

To grow our business, we are delivering more innovative product designs and features that provide compelling reasons to upgrade residential and commercial spaces. We are introducing more differentiated products that command a higher retail price and deliver superior margins: 3D printed porcelain slabs that replicate natural stone; renewable polymer core (RPC) resilient flooring; water-proof laminate with ultrarealistic visuals; and sophisticated carpet collections made to withstand active families with pets. People want to live, work and play in beautiful spaces, and we are committed to exceeding their expectations with products that excite and inspire.

MORE
Ways to Grow

Mohawk is a leader in the world's most desirable markets. To extend our presence, we expand our sales distribution, find new opportunities with existing customers and pursue bolt-on acquisitions. In Latin America, for instance, we roughly doubled our market shares in Brazil and Mexico through the 2023 acquisitions of Elizabeth and Vitromex, respectively. Across our markets, we constantly leverage our partnerships with existing customers to introduce new product categories or to promote differentiated products that create new opportunities for sales growth and margin expansion. Our expanding product offering allows us to explore new channels, such as selling porcelain pavers in garden centers and through landscaping design firms and furnishing exterior porcelain cladding for commercial construction projects.





MORE *Optimization*

Mohawk has more sophisticated manufacturing and logistics assets and industry-leading talent, which creates a competitive advantage. We leverage our operational strengths to drive simplicity, lower costs and enhance production. During 2023, in Europe and the U.S., we rationalized older, less efficient assets and converted manufacturing lines to create products better aligned with current consumer preferences. We have also invested in our recent acquisitions to improve their operational processes and enhance their product offerings. We continue to expand talent development programs that offer our team members opportunities to maximize their potential and deliver superior results for the business.



MORE *Commitment*

As a global sustainability leader, we are committed to mitigating climate change. Through green energy investments and energy conservation, we are working to reduce our carbon footprint. We also lower water intensity by recycling millions of gallons of water during ceramic production and lowering consumption in the carpet dyeing process. We enhance product circularity by reducing consumption, incorporating billions of pounds of recycled and reclaimed content into our products and providing end-of-life repurposing for material. From a social perspective, we invest in people to improve their quality of life, focusing on respectful workplaces, safety, health and well-being, and opportunities for personal and professional growth.



> **Financially and organizationally, we are well positioned to manage current conditions and emerge stronger from this economic cycle when the rebound occurs."**

Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer



To Our Shareholders:

At Mohawk, we have always believed there is room for more. Our historic performance reflects a long-term pursuit of more growth, more innovation, more market expansion into new regions and product categories, more operational effectiveness and more sustainable choices that benefit our business and the planet we all share. We remain committed to these strategies. →



Our outlook for Mohawk's long-term future is relentlessly optimistic, because many opportunities exist for us to leverage the fundamental strengths of our business when interest rates decline and consumers regain confidence in making large investments. The scope and scale of our global operations, our industry-leading product offering and our strong relationships across sales channels create competitive advantages that we intend to optimize in the residential and commercial sectors as markets rebound. Financially and organizationally, we are well-positioned to manage current conditions and emerge stronger from this economic cycle when the rebound occurs.

2023 Results & Drivers

For the year, Mohawk's net sales were approximately $11.1 billion, down 5.1% as reported or 7.7% on a constant basis, and our diluted adjusted earnings per share (EPS) was $9.19, as reduced market



volumes led to low industry utilization rates and aggressive competition in the marketplace. We closed the year with debt leverage of 1.5 times, free cash flow of $716 million and available liquidity of $1.9 billion.[1]

Last year, central banks raised interest rates to the highest levels in a generation, creating challenges for our industry, which is highly sensitive to rate fluctuations. Though Mohawk has a diversified geographic footprint, all of our markets were affected by weak industry conditions. Under the impact of these rate increases, existing home sales declined substantially, many remodeling projects were postponed and consumers who invested in home improvements traded down to products that fit their budgets. New home construction also declined, as rising interest rates and a weak housing market reduced housing starts through the year. The commercial sector remained stronger than residential across our geographies, though investments began to slow later in the year as interest rates increased and lending tightened.

All of these factors reduced global industry demand, with margins under pressure from unabsorbed overhead, temporary shutdown costs and labor inflation. As market competition for volume increased, our industry reduced selling prices, as we passed through declining costs in energy and materials.

[1] Reconciliation of GAAP to non-GAAP financial measures begins on page 67 of the 10-K section of this annual report.

In this environment, we focused on optimizing our revenues and lowering our costs through restructuring actions and manufacturing enhancements. We invested in sales resources, advanced merchandising systems and new products with innovative features to inspire consumers to purchase flooring. We aggressively managed inventory levels, which reduced our working capital by over $300 million, excluding acquisitions. Over the past eighteen months, we have initiated many actions across the Company to improve our cost structure, manage lower volume and integrate our recent acquisitions. We have closed four manufacturing facilities and a number of higher-cost production lines, consolidated administrative functions and reduced headcount in many areas. When complete, we believe these actions will collectively decrease our operating costs annually by approximately $150 million, with about half of this amount realized last year.

Managing Near-Term Conditions

With industry demand suppressed, our businesses are focused on controlling costs, reducing overhead and restructuring operations to adapt to present conditions. We continue to respond to competitive market pressures to optimize our volumes while managing our inventory. We anticipate temporary shutdowns will continue in the near term as we align production with demand.

In difficult market conditions, our differentiated products provide us with an advantage, and our investments in innovation are central to our actions to increase sales and improve mix. For instance, as LVT continues to outpace the overall flooring market, we have created the next generation of the category with our SolidTech Premier™ collection, which leverages advanced technology to enhance visuals with higher definition color and texture.

We also have introduced a new flooring category called PureTech™ that is a PVC-free alternative to traditional LVT. PureTech is crafted around a renewable polymer core that is made with 70% recycled content while retaining the waterproof advantages of resilient flooring.

To enhance the realistic look of natural stone and wood in our porcelain tiles, we developed our proprietary 3D Ink™ process, the latest enhancement to our industry-leading digital printing techniques. 3D Ink combines optical recognition and precision printing to create unprecedented realism with unique texture and design possibilities. We have also introduced Sublime Sync™ technology that combines high definition printing and material structure, adding greater depth and richness to the visuals.



In difficult market conditions, our differentiated products provide us with an advantage…"



Our industry-leading commitment to sustainability also plays a vital role in our operational performance. We are enhancing recycled content in material formulations, conserving energy and water, investing in green energy and reducing our waste stream, all of which benefits the environment and our bottom line. In 2023, we were recognized as one of America's Climate Leaders by *USA Today*. As we have enhanced and expanded our policies and practices, Institutional Shareholder Services' (ISS) ESG Corporate Ratings now places Mohawk in the top 20% of our sector for environmental measures and in the top third for social measures.

Earlier this year, *Newsweek* recognized how our workforce mirrors the communities where we operate by ranking Mohawk among "America's Greatest Workplaces" for both women and diversity. Additional details about our sustainability progress and initiatives across our business can be found at mohawksustainability.com.

As we take actions to manage the temporary macroeconomic headwinds that have impacted our industry, we remain focused on how we can positively impact our revenue. In 2022 and 2023, we completed seven bolt-on acquisitions, including Vitromex in Mexico and Elizabeth in Brazil. These transactions have collectively added approximately $600 million to our annual sales. As we integrate these recent acquisitions around the world, we are investing to improve their operations and product offering. Throughout the year, we focused capital expenditures on product innovation and cost reduction, as well as product categories that should have the highest growth as economies improve in our regions. In 2024, we are reducing capital spending below our depreciation level, primarily completing existing projects, delivering additional product innovation, improving efficiency and maintaining operations.

Longer-Term Opportunities

We believe that our results should improve in the second half of this year as we emerge from the bottom of the current economic cycle and benefit from our actions to strengthen operations. We anticipate that central banks will lower interest rates, which we believe will contribute to increased home sales, residential remodeling and commercial projects. The pace of improvement of the flooring category will be dependent on inflation rates, consumer confidence and the strength of home sales. We believe the U.S. and Latin American markets could improve sooner than Europe, given current geopolitical pressures.

SCALE AND SCOPE

$11.1B
NET SALES

$716M[1]
2023 FREE CASH FLOW

32
ACQUISITIONS (2013-2023)

~$600M
ADDITIONAL ANNUAL SALES FROM SEVEN 2022-2023 BOLT-ON ACQUISITIONS

19
COUNTRIES WITH MANUFACTURING

~170
COUNTRIES WITH SALES

~43,300[2]
TEAM MEMBERS WORLDWIDE

[1] Reconciliation of GAAP to non-GAAP financial measures begins on page 67 of the 10-K section of this annual report.
[2] As of December 31, 2023.

Typically, remodeling activity has led the flooring industry out of past downturns, followed by new home construction, with commercial projects taking longer, given the time required to plan and complete. After past housing recessions, our industry has expanded with increased sales and margins for multiple years, due to higher volumes, improved mix and greater asset utilization, which supports stronger productivity. With a historical gap between household formations and available dwellings, along with aging housing stock, the need for new construction and residential remodeling creates room for more growth. Likewise, the commercial sector provides room for more opportunities with our expansive product portfolio.

Our restructuring actions, investments in leading-edge technologies, targeted expansions and recent acquisitions will enable us to navigate the industry's current state while preparing our business to enhance its future performance. By investing in product innovation, advanced manufacturing technologies and talented people, we will extend our position as the industry's preferred provider by delivering exceptional style, value and service to our customers, which will further enhance our results.

Today, Mohawk operates in nineteen countries on five continents, sells in approximately 170 nations and offers the industry's most comprehensive product portfolio. Through past economic cycles, we have never wavered from our vision of profitably growing the business by expanding our product offering and geographies. Over three decades, that vision has led us from being a niche U.S. carpet company to becoming the world's largest flooring manufacturer. We believed that there was room for more when we laid out our growth strategy, and we continue to actively pursue that goal today. With all of our strengths as the global leader in flooring, we are uniquely positioned to improve our long-term results as the market recovers.

2023 Sales by Business Segment



27% Flooring Rest of the World

39% Global Ceramic

34% Flooring North America

2023 Sales by Geography



7% Latin America

9% Other

54% United States

30% Europe

We appreciate the continued support of our shareholders, employees, customers and communities as we work to deliver the best possible returns for the current year and position ourselves for long-term profitable growth.

Sincerely,

Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer

Mohawk
At-A-Glance



GLOBAL CERAMIC

The world's largest manufacturer of ceramic tile and natural stone surfaces.

Products

Ceramic tile, porcelain slabs, quartz and natural stone countertops, porcelain exterior cladding and landscaping pavers

Brands

Daltile®, American Olean®, Marazzi®, Ragno®, Kai®, Emilgroup®, Grupo Daltile®, Vitromex®, Arko®, Eliane®, DecorTiles®, Elizabeth® and Kerama Marazzi®

2023 Highlights

- Completed acquisition of Elizabeth in Brazil, taking leading ceramic position in world's third-largest market.
- Completed acquisition of Vitromex in Mexico, more than doubling sales in key market.
- Expanded porcelain slab capacity in Italy to meet growing demand.
- Executed restructuring projects in Italy to rationalize higher-cost, less-efficient assets.

PERCENTAGE OF TOTAL SALES	TOTAL SALES	ADJUSTED OPERATING INCOME
39%	$4.3B	$302M[1]

[1] Reconciliation of GAAP to non-GAAP financial measures begins on page 67 of the 10-K section of this annual report.





FLOORING NORTH AMERICA

One of the largest North American flooring suppliers, with leading positions across all major categories.

Products

Carpet, carpet tile, rugs, laminate, luxury vinyl tile, sheet vinyl and wood flooring

Brands

Mohawk®, Karastan®, Godfrey Hirst®, Quick-Step®, Pergo®, Mohawk Group®, Durkan®, Aladdin Commercial®, Mohawk Home® and Foss®

2023 Highlights

- Increased production capacity of premium laminate and LVT to improve service and enhance product offering.
- Fully integrated two 2022 acquisitions (non-woven products, flooring accessories).
- Completed restructuring initiatives to enhance productivity.
- Introduced a PVC-free resilient product category with a core made with 70% recycled content.

PERCENTAGE OF TOTAL SALES	TOTAL SALES	ADJUSTED OPERATING INCOME
34%	$3.8B	$206M[1]



FLOORING REST OF THE WORLD

One of the largest suppliers of flooring outside of North America and a leading manufacturer of panels and insulation products in Europe.

Products

Laminate, luxury vinyl tile, sheet vinyl, carpet, wood flooring, panels, mezzanine flooring, roofing systems and insulation products

Brands

Quick-Step®, Pergo®, Moduleo®, Leoline®, Lentex®, Unilin Insulation®, Unilin Panels®, Godfrey Hirst®, GH Commercial®, Feltex® and Redbook®

2023 Highlights

- Grew sheet vinyl sales across regions as a preferred value alternative.
- Increased insulation business with higher-performance product offering.
- Transitioned flexible LVT manufacturing to produce rigid collections, aligning with consumer preferences.
- Fully integrated three 2022 bolt-on acquisitions (sheet vinyl, wood veneer, mezzanine floors).

PERCENTAGE OF TOTAL SALES	TOTAL SALES	ADJUSTED OPERATING INCOME
27%	$3.0B	$348M[1]



BOARD OF DIRECTORS

Karen A. Smith Bogart, PhD
President – Smith Bogart Consulting
Former Chairperson and President Greater Asia –
Eastman Kodak Company

Bruce C. Bruckmann
Managing Director – Bruckmann, Rosser, Sherrill & Co., Inc.

Jerry W. Burris
President and Chief Executive Officer – Midwest Can Company

John M. Engquist
Executive Chairman – H&E Equipment Services, Inc.

Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer – Mohawk Industries, Inc.

Joseph A. Onorato
Former Chief Financial Officer – Echlin, Inc.

William H. Runge III
Managing Director – Alvarez and Marsal

Bernard Thiers
Former President – Flooring Rest of the World

W. Christopher Wellborn
President and Chief Operating Officer
President – Global Ceramic – Mohawk Industries, Inc.

EXECUTIVE OFFICERS

Jeffrey S. Lorberbaum
Chairman and
Chief Executive Officer

W. Christopher Wellborn
President and
Chief Operating Officer
President – Global Ceramic

James F. Brunk
Chief Financial Officer

William W. Harkins
Chief Accounting Officer and
Corporate Controller

R. David Patton
General Counsel and
Vice President – Business Strategy

Paul De Cock
President – Flooring
North America

Wim Messiaen
President – Flooring
Rest of the World

Malisa Maynard
Chief Sustainability Officer

Claudio Coni
Chief Information



Officer Form 10-K →

PRODUCTS ILLUSTRATED IN THIS REPORT

Front Cover:
Ceramic Tile: Marazzi Allmarble Crema Marfil (floor & steps) and Grande Marble Look Onice Giada slabs (wall)

Page 1:
Laminate: Pergo Elements™ Chancing
Color: Seafoam Cedar

Page 2:
Ceramic Tile: Daltile Volume 1.0™
Colors: Botanical and Willow (floor) and Naval (wall)

Page 3:
Residential Carpet: PETPremier™ Raise the Woof I
Color: Frosted Almond

Page 4:
Ceramic Tile: Vitromex Mediterraneo
Color: Blue (matte finish)

Page 6:
Residential Carpet: PETPremier™ Purrsonality II
Color: Coconut

Page 8 (top):
Residential Carpet: Godfrey Hirst EverLux Dramatic Features
Color: Dignified

Page 8 (lower):
Ceramic Tile: Grupo Daltile Tempest Blue (satin finish)

Page 9:
Resilient Flooring: Mohawk PureTech Select Avery Grove
Color: Barley Oak

Page 12:
Ceramic Tile: Eliane Austral 1
Color: Yellow AC

Pages 14 & 15:
Luxury Vinyl Tile: Moduleo LayRed
Color: Sierra Oak

Page 16:
Ceramic Tile: Arko Design Tundra Marble
Color: White

Back Cover:
Porcelain Panels: Marazzi Grande Marble Look
Color: Verde Borgagna Lux RT




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


[Mark One]


☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

01-13697
(Commission File Number)

MOHAWK INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)


Delaware	**52-1604305**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
160 S. Industrial Blvd., Calhoun, Georgia	**30701**
(Address of principal executive offices)	**(Zip Code)**


Registrant's telephone number, including area code: (706) 629-7721
Securities Registered Pursuant to Section 12(b) of the Act:


Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	MHK	New York Stock Exchange


Securities Registered Pursuant to Section 12(g) of the Act: None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Emerging growth company	☐	Smaller reporting company	☐
Non-accelerated filer	☐	Accelerated filer	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

The aggregate market value of the Common Stock of the Registrant held by non-affiliates of the Registrant (52,771,634 shares) on July 1, 2023 (the last business day of the Registrant's most recently completed fiscal second quarter) was $5,443,921,763. The aggregate market value was computed by reference to the closing price of the Common Stock on such date.

Number of shares of Common Stock outstanding as of February 21, 2024: 63,696,446 shares of Common Stock, $.01 par value. Mohawk Industries, Inc. common stock trades on the New York Stock Exchange under symbol MHK.


DOCUMENTS INCORPORATED BY REFERENCE
Portions of the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders-Part III.


Table of Contents

Item 1. *Business*

Unless this Form 10-K indicates otherwise or the context otherwise requires, the terms "we," "our," "us," "Mohawk," or "the Company" as used in this Form 10-K refer to Mohawk Industries, Inc.

General

Mohawk is a leading global flooring manufacturer that creates products to enhance residential and commercial spaces around the world. The Company's vertically integrated manufacturing and distribution processes provide competitive advantages in carpet, rugs, ceramic tile, laminate, wood, stone, luxury vinyl tile ("LVT") and sheet vinyl flooring. The Company's industry-leading innovation develops products and technologies that differentiate its brands in the marketplace and satisfy all flooring-related remodeling and new construction requirements. The Company's brands are among the most recognized in the industry and include American Olean®, Daltile®, Decortiles®, Durkan®, Eliane®, Elizabeth®, Feltex®, Godfrey Hirst®, IVC Commercial®, IVC Home®, Karastan®, Kerama Marazzi®, Marazzi®, Moduleo®, Mohawk®, Pergo®, Quick-Step®, Unilin® and Vitromex®. During the past two decades, the Company has transformed its business from an American carpet manufacturer into the world's largest flooring company with operations in Australia, Brazil, Canada, Europe, Malaysia, Mexico, New Zealand, Russia, the United Kingdom and the United States. The Company had annual net sales in 2023 of $11.1 billion. Approximately 50% of this amount was generated by sales in the United States and approximately 50% was generated by sales outside the United States. The Company has three reporting segments: Global Ceramic, Flooring North America ("Flooring NA") and Flooring Rest of the World ("Flooring ROW") with their 2023 net sales representing 39%, 34% and 27%, respectively, of the Company's total revenue. Selected financial information for the three segments, geographic net sales and the location of long-lived assets are set forth in Note 18, *Segment Reporting*.

Global Ceramic designs, manufactures, sources, distributes and markets a broad line of ceramic, porcelain and natural stone tile products used for floor and wall applications in residential and commercial channels for both remodeling and new construction. In addition, Global Ceramic manufactures, sources and distributes other products, including natural stone, porcelain slabs and quartz countertops, as well as installation materials. Global Ceramic markets and distributes its products under various brands, including the following: American Olean®, Daltile®, Decortiles®, Eliane®, Elizabeth®, EmilGroup®, KAI®, Kerama Marazzi®, Marazzi®, Ragno® and Vitromex®. The Segment sells its products through home centers, Company-owned service centers and stores, floor covering retailers, ceramic tile specialists, e-commerce retailers, residential builders, independent distributors, commercial contractors and commercial end users. Global Ceramic operations are vertically integrated from the production of raw material for body and glaze preparation to the manufacturing and distribution of ceramic and porcelain tile and countertops.

Flooring NA designs, manufactures, sources, distributes and markets a broad range of floor covering products in a variety of colors, textures and patterns for both residential and commercial remodeling and new construction channels. The Segment's product lines include broadloom carpet, carpet tile, rugs and mats, carpet pad, laminate, medium-density fiberboard ("MDF"), wood flooring, LVT and sheet vinyl. Flooring NA markets and distributes its flooring products under various brands, including the following: Aladdin Commercial®, Durkan®, Foss®, IVC®, Karastan®, Mohawk, Mohawk Group®, Mohawk Home®, Pergo®, Portico® and Quick-Step®. The Segment sells its products through floor covering retailers, home centers, mass merchandisers, department stores, e-commerce retailers, shop at home, buying groups, residential builders, independent distributors, commercial contractors and commercial end users. Flooring NA operations are vertically integrated from the production of raw material to the manufacturing and distribution of the Segment's product lines.

Flooring ROW designs, manufactures, sources, distributes and markets a wide variety of laminate, LVT and sheet vinyl, wood flooring, broadloom carpet and carpet tile collections used in residential and commercial markets for both remodeling and new construction. In addition, Flooring ROW manufactures roofing panels, insulation boards, mezzanine flooring, MDF and chipboards primarily for the European market. The Segment also licenses certain patents related to flooring manufacturing throughout the world. The Segment markets and distributes its products under various brands, including the following: Feltex®, GH Commercial®, Godfrey Hirst®, Hycraft®, IVC Commercial®, IVC Home®, Lentex®, Leoline®, Moduleo®, Pergo®, Quick-Step®, Redbook® and Unilin®. The Segment sells its products through floor retailers, wholesalers, home centers, Company-operated distributors, residential builders, independent distributors, commercial contractors and commercial end users. Flooring ROW operations are vertically integrated from the production of raw material to the manufacturing and distribution of the Segment's product lines.

Business Strategy

Mohawk's business strategy provides a consistent vision for the organization and focuses employees around the globe on key priorities. The strategy is cascaded down through the organization with an emphasis on five key points:

- Optimizing the Company's position as the industry's preferred provider by delivering exceptional value to customers;
- Treating employees fairly to retain the best organization;
- Driving innovation in all aspects of the business;
- Taking reasonable, well considered risks to grow the business; and
- Enhancing the communities in which the Company operates.

The Mohawk business strategy provides continuity for the Company's operating principles and ensures a focus on exceeding customer expectations.

Strengths

Market Position

Mohawk's fashionable and innovative products, successful participation in all sales channels, creative marketing tools and programs and extensive sales resources have enabled the Company to build market leadership positions in multiple geographies, primarily North America, Europe, Latin America and Australasia, as well as to export products to approximately 170 countries. In North America, Mohawk's largest marketplace, the Company has leveraged its brands, broad offering and award-winning merchandising to build strong positions across all product categories. In Europe, similar advantages have supported market leadership in ceramic tile, premium laminate and sheet vinyl. The Company also has established a strong position in the fast-growing LVT market in the U.S. and Europe following the 2015 acquisition of IVC and subsequent investments to expand capacity and align the product offering with market trends. The 2018 acquisition of Godfrey Hirst provided the Company with the largest market position in carpet in Australasia to complement the leading hard surface presence that the Company had grown through its earlier acquisitions of national distributors in both Australia and New Zealand. In 2018, the Company acquired Eliane, a leading ceramic tile manufacturer in Brazil, the world's third largest ceramic market. The Eliane brand is highly regarded for innovative design and strength in high-end porcelain floor and wall tile. In 2023, the Company further expanded its presence in Brazil through the acquisition of Elizabeth Revestimentos, a leading Brazilian ceramic tile business with four manufacturing facilities strategically located throughout Brazil. In 2023, the Company also acquired Vitromex, a leading Mexican ceramic tile business with four manufacturing facilities strategically located throughout Mexico, further solidifying the Company's position in the Mexico ceramic tile market.

Product Innovation

Mohawk drives performance through innovation and process improvements across all product categories. In ceramic, this includes proprietary Reveal Imaging® printing that replicates the appearance of other surfaces, such as long planks with the visuals and texture of natural wood as well as tiles that mimic natural stone, cement, textiles and other alternatives. The Company has pioneered an innovative ceramic tile technology called StepWise™ that is infused into our top-quality porcelain tile to significantly improve slip resistance. Given the frequent use of ceramic tile in kitchens and baths, the Company has also introduced numerous collections featuring antimicrobial treatment that becomes a permanent part of the product. In Italy and Russia, the Company manufactures large-scale porcelain slabs that can replicate the look of natural stone but are harder and more durable. In addition to satisfying demand for their domestic markets, porcelain slabs produced in Europe are also exported to North America, where along with the Company's quartz countertop and natural stone slab offerings they provide customers with a comprehensive array of surface options. In carpet, the Company's unique Air.o™ unified soft surface collection integrates a polyester pad into tufted polyester carpet, offering consumers a hypoallergenic and moisture-resistant alternative to traditional carpet. The Company has also launched an innovative carpet backing called Recover™ that is hypoallergenic, latex and VOC free and is easier to install and seam. The Company's proprietary fiber technologies include SmartStrand® and its brand extensions, which are made in part with annually renewable plant-based materials and were the first super-soft stain-resistant products on the market as well as the patented Continuum™ process that adds bulk and softness to polyester fiber, differentiating the Company's products in this fast-growing component of the carpet market. These fiber advantages have been extended into the Company's rug production, as well, adding luxurious feel and performance enhancements to the Company's design leadership. In laminate, the Company's patented Uniclic® installation technology revolutionized the category and has been adapted into the LVT and wood categories, as well. The Company continues to deliver new innovations such as unique HydroSeal™ water-resistance that has extended the laminate category into kitchens and baths, more realistic visuals with GenuEdge® pressed bevel edges and surface embossing in register that precisely recreates the appearance of wood. As consumer preference for water-proof flooring has increased, the Company has introduced a propriety technology called WetProtect™ that makes the joints of installed laminate and LVT water tight and prevents liquid spills from reaching the subfloor. This technology has been uniquely applied to wood flooring with UltraWood™, which also features an advanced waterproof finish in addition to improved scratch, wear and dent resistance, and to PureTech™, a new sustainable alternative to waterproof flooring that includes 70% recycled content and is free from PVC plastic. The Company's vinyl offerings reflect significant investments in leading-edge technology that yield incredibly realistic reproductions of stone, wood and other materials with embossed finishes that create more realistic visuals. To complement the beauty of its LVT collections, the Company has also enhanced the performance of its premium rigid products with a solid stone-plastic composite core and an enhanced lacquer finish to provide a dent proof, scratch resistant surface that can withstand today's active family homes.

Operational Excellence

Mohawk's highly efficient manufacturing and distribution assets serve as the foundation for successful growth. By leveraging continuous process improvement and automation, the Company's operations drive innovation, quality and value. Through its commitment to sustainability practices, the Company has also optimized natural resources and raw materials. The Company has invested to expand capacity, introduce differentiated new products and improve efficiencies. In particular, the Company's capital investments have improved recently acquired businesses by upgrading their product offerings, expanding their distribution and improving their productivity. *Forbes* has designated Mohawk as one of the Best Large U.S. Employers and Training magazine ranked the Company's training and development programs among the best for more than fifteen years.

Sustainability

Mohawk's sustainability strategy is founded on three pillars: Better for People, Better for the Planet, and Better for Performance. Through the Better for People pillar, the Company focuses on employee engagement, health and well-being, workforce development, a *Zero-Harm Workplace* and community engagement initiatives. Highlights of this pillar include Mohawk Group's *ArtLifting* partnership working with artists with disabilities to include their designs in commercial flooring collections, and an extensive internal training initiative from the plant floor to the C-suite. In the U.S. and Mexico, the Company operates on-site, near-site or virtual Healthy Life Centers to assist employees and their eligible family members with management of chronic conditions as well as treatment of acute illness. Through the Better for the Planet pillar, Mohawk focuses on a climate-positive future through energy conservation, water restoration and product circularity, including waste reduction and responsible sourcing. The Company uses extensive recycled content in many of its products, including transforming billions of discarded plastic bottles annually to create polyester carpet fiber and millions of pounds of tires annually to produce decorative crumb rubber mats. The Company also produces energy through solar panels, windmills and a waste-to-energy program using scrap wood material. Through the Better for Performance pillar, the Company focuses on sustainability initiatives, ethics, data security and privacy, including creating and maintaining sustainability-related policies. The sustainability section of Mohawk's corporate website sets forth the Company's initiatives with respect to these pillars and is updated throughout each year but is not incorporated into this document.

Sales and Distribution

Global Ceramic

Global Ceramic designs, markets, manufactures, distributes and sources a broad line of ceramic tile, porcelain tile and natural stone products, including natural stone, porcelain slabs and quartz countertops. Products are distributed through various channels, including home centers, Company-owned service centers and stores, floor covering retailers, ceramic tile specialists, e-commerce retailers, residential builders, independent distributors, commercial contractors and commercial end users. The business is organized with dedicated sales forces to address the specific customer needs of each distribution channel.

The Company provides customers with one of the ceramic tile industry's broadest product lines—a complete selection of glazed floor tile, glazed wall tile, mosaic tile, porcelain tile, quarry tile, porcelain landscaping pavers, porcelain roofing, stone products, porcelain slabs, quartz countertops and installation products. In addition to products manufactured by the Company's ceramic tile business, the Company also sources products from other manufacturers to enhance its product offering.

Global Ceramic markets its products under the American Olean, Daltile, Decortiles, Eliane, Elizabeth, EmilGroup, KAI, Kerama Marazzi, Marazzi, Ragno and Vitromex brand names. These brands are supported by a fully integrated marketing program, displays, merchandising boards, literature, catalogs and websites. Innovative design, quality and response to changes in customer preference enhance recognition in the marketplace. The Company is focused on sales growth opportunities through innovative products and programs in both the residential and commercial channels for both remodeling and new construction.

Global Ceramic utilizes various distribution methods including regional distribution centers, service centers, direct shipping and customer pick-up from Company facilities. The Segment's sales forces are organized by product type and sales channels in order to best serve each type of customer. The Company believes its distribution methods for Global Ceramic provide high-quality customer service and enhance its ability to plan and manage inventory requirements.

Flooring NA

Through Flooring NA, the Company designs, markets, manufactures, distributes and sources broadloom carpet, carpet tile, carpet pad, rugs, laminate, LVT, sheet vinyl and wood flooring in a broad range of colors, textures and patterns. Flooring NA positions product lines in all price ranges and emphasizes quality, style, performance and service. Flooring NA markets and distributes its product lines to floor covering retailers, home centers, mass merchandisers, department stores, e-commerce retailers, shop at home, buying groups, residential builders, independent distributors, commercial contractors and commercial end users. Some products are also marketed through private labeling programs. Sales to customers focused on residential products represent a significant portion of the total industry and the majority of the Segment's sales.

The Company has positioned its brand names across all price ranges. Karastan, Foss, Mohawk, Mohawk Home, Pergo, Portico and Quick-Step are positioned to sell in the residential flooring markets. Aladdin Commercial and Mohawk Group are positioned to sell in the commercial market, which is made up of corporate office space, educational facilities, institutional facilities, healthcare/assisted living facilities and retail space. The Company also sells into the commercial hospitality space (hotels, restaurants, gaming facilities, etc.) under its Durkan brand.

The Segment's sales forces are generally organized by sales channels to best serve each type of customer. Product delivery to independent dealers is facilitated predominantly on Mohawk trucks operating from a strategically positioned national network of warehouses and cross-docks that receive inbound product directly from the Company's manufacturing operations.

Flooring ROW

Flooring ROW designs, markets, manufactures, licenses, distributes and sources laminate, LVT, sheet vinyl, wood flooring, broadloom carpet and carpet tile. It also designs, manufactures, markets and distributes roofing panels, insulation boards, MDF, chipboards, decorative surfaces and mezzanine floors. Products are sold through separate distribution channels, consisting of floor retailers, wholesalers, home centers, Company-operated distributors, residential builders, independent distributors, commercial contractors and commercial end users. The business is organized to address the specific customer needs of each distribution channel.

Flooring ROW markets and sells laminate, LVT, sheet vinyl, broadloom carpet, carpet tile and wood under the Feltex, GH Commercial, Godfrey Hirst, Hycraft, IVC Commercial, IVC Home, Lentex, Leoline, Moduleo, Pergo, Quick-Step and Redbook brands. Flooring ROW also sells private label laminate, wood and vinyl flooring products. The Company believes Quick-Step and Pergo are leading brand names in the European flooring industry, and that Godfrey Hirst and Feltex are leading brand names in the Australasian flooring market. In addition, in Europe, Flooring ROW markets and sells insulation boards and roof panels under the Unilin Insulation brand and MDF chipboards and high-pressure laminate (HPL) panels under the Unilin Panels brand. The Segment also licenses its intellectual property to flooring manufacturers throughout the world.

The Company uses regional distribution centers and direct shipping from manufacturing facilities to provide high-quality customer service and enhance the Company's ability to plan and manage inventory requirements.

Advertising and Promotion

The Company's brands are among the best known and most widely distributed in the industry. The Company vigorously supports the value and name recognition of its brands through traditional advertising channels, including numerous trade publications and unique promotional events that highlight product design and performance, as well as social media initiatives and Internet-based advertising. The Company has invested significantly in websites that educate consumers about the Company's products, helping them to make informed decisions about purchases, and that identify local retailers that offer the Company's collections. The Company offers its customers the award-winning Omnify™, an Internet platform that automatically syncs updated product and sales information between the Company and its U.S. aligned retailer websites, ensuring that consumers have access to the most accurate and timely information and creating a faster connection between the consumer and local retailers.

In North America, the Company actively supports well known programs such as Susan G. Komen® (breast cancer research), Habitat for Humanity® (housing for low income families), Operation Finally Home® (housing for disabled veterans), water.org® (accessibility to clean, safe water), ArtLifting® (opportunities for artists with disabilities and

financial instability) and PlasticBank® (recovering and recycling plastic waste from oceans), which include marketing partnerships that showcase the Company's products and highlight its corporate values. The Company also sponsors a European cycling team to promote its Quick-Step brand through logo placements and use of the team in its advertising and point-of-sale displays.

The Company introduces new products, merchandising and marketing campaigns through participation in regional, national and international trade shows as well as at exclusive dealer conventions. The Company supports sales with its retail customers through cooperative advertising programs that extend the reach of the Company's promotion as well as with innovative merchandising displays that highlight the Company's differentiated products and provide samples to consumers. The cost of providing merchandising displays, product samples and point of sale promotional marketing, is partially recovered by the purchase of these items by the Company's customers.

Manufacturing and Operations

Global Ceramic

The Company's ceramic tile manufacturing operations are vertically integrated from the production of raw material for body and glaze preparation to the manufacturing and distribution of ceramic and porcelain tile and quartz countertops. The Company believes that its manufacturing organization's leading-edge technology offers competitive advantages due to its ability to create a differentiated product line consisting of one of the industry's broadest offerings of sizes, shapes, colors, textures and finishes, as well as the industry's largest offering of trim and decorative pieces. In addition, Global Ceramic also sources a portion of its collections to enhance its product offerings. Global Ceramic continues to invest in equipment that utilizes the latest technologies, which supports the Company's efforts to increase manufacturing capacity, improve efficiency, meet the growing demand for its innovative products and develop new capabilities.

Flooring NA

The Company's carpet and rug manufacturing operations are vertically integrated and include the extrusion of triexta, nylon, polyester and polypropylene resins, as well as recycled post-consumer plastics, into fiber. Flooring NA is also vertically integrated in yarn processing, carpet backing manufacturing, tufting, weaving, dyeing, coating and finishing.

The Segment is also vertically integrated with significant manufacturing assets that produce laminate flooring, high density fiber board, wood flooring, fiberglass sheet vinyl and luxury vinyl tile. Flooring NA continues to invest in capital expenditures, such as the expansion of the Company's North American LVT and premium laminate manufacturing capacity. Other investments in state-of-the-art equipment support market growth, increase manufacturing efficiency and improve overall cost competitiveness.

Flooring ROW

The Company's laminate flooring manufacturing operations in Europe are vertically integrated. The Company believes Flooring ROW has advanced equipment that results in competitive manufacturing in terms of cost and flexibility. In addition, Flooring ROW has significant manufacturing capability for wood flooring, LVT and sheet vinyl. The 2018 acquisition of Godfrey Hirst established vertically integrated broadloom carpet and carpet tile operations in Australia and New Zealand, including the production of wool yarn. Flooring ROW is also vertically integrated in carpet manufacturing, including tufting, weaving, dyeing, coating and finishing.

Flooring ROW continues to invest in capital expenditures such as LVT, utilizing the latest advances in technologies to increase manufacturing capacity, improve efficiency and develop new capabilities including state-of-the-art, fully integrated production that will leverage the Company's proven record of bringing innovative and high-quality products to its markets. The manufacturing facilities for roofing panels, insulation boards, MDF and chipboards in Flooring ROW are all configured for cost-efficient manufacturing and production flexibility and are competitive in the European market.

Inputs and Suppliers

Global Ceramic

The principal raw materials used in the production of ceramic tile are clay, talc, feldspar, industrial minerals and glazes. The Company has long-term clay mining rights in North America, Russia, Bulgaria and Brazil that satisfy a portion of its clay requirements for producing tile. The Company also purchases a number of different grades of clay for the manufacture of its tile. Glazes are used on a significant percentage of manufactured tiles. Glazes consist of frit (ground glass), zircon, stains and other materials, with frit being the largest component. The Company manufactures a significant amount of its frit requirements. The Company believes that there is an adequate supply of all grades of clay, talc and industrial minerals that are readily available from a number of independent sources. If these suppliers were unable to satisfy the Company's requirements, the Company believes that alternative supply arrangements would be available.

Flooring NA

The principal raw materials used in the production of carpet and rugs are polyester, triexta, nylon, polypropylene, caprolactam, recycled post-consumer plastics, synthetic backing materials, latex and various dyes and chemicals, the majority of which are petroleum-based. The Company uses wood chips, wood veneers, lumber, paper and resins in its production of laminate and wood products. In its vinyl flooring operations, the Company uses glass fiber, plasticizers and polyvinyl chloride (PVC) resins. Major raw materials used in the Company's manufacturing process are available from independent sources, and the Company obtains most of its raw materials from major suppliers that provide inputs to each major product category. If these suppliers were unable

to satisfy the requirements, the Company believes that alternative supply arrangements would be available. The market for raw materials is sensitive to temporary disruptions.

Flooring ROW

The principal raw materials used in the production of boards, laminate and wood flooring are wood, paper and resins. The wood suppliers provide a variety of wood species, providing the Company with a cost-effective and secure supply of raw material. In its vinyl flooring operations, the Company uses glass fiber, plasticizers and PVC resins. Major raw materials used in the Company's manufacturing process are available from independent sources, and the Company has long-standing relationships with a number of suppliers. The principal raw materials used in the production of broadloom carpet and carpet tile are wool, polyester, triexta, nylon, polypropylene, caprolactam, recycled post-consumer plastics, synthetic backing materials, latex and various dyes and chemicals, the majority of which are petroleum-based. If these suppliers were unable to satisfy the requirements, the Company believes that alternative supply arrangements would be available. The market for raw materials is sensitive to temporary disruptions.

Industry and Competition

The Company is the largest flooring manufacturer in a fragmented industry composed of a wide variety of companies ranging from small, privately-held firms to large multinationals. In 2022, the U.S. floor covering industry reported $37.6 billion in sales, up approximately 7.5% over 2021's sales of $35.0 billion. In 2022, the primary categories of flooring in the U.S., based on sales, were carpet and rugs (33.7%), resilient consisting of LVT, sheet vinyl and various other resilient categories (32.7%), ceramic tile (12.7%), wood (12.1%), stone (5.7%) and laminate (3.2%). In 2022, the primary categories of flooring in the U.S., based on square feet sold, were resilient consisting of LVT, sheet vinyl and various other resilient categories (39.3%), carpet and rugs (38.6%), ceramic tile (12.0%), wood (5.4%), laminate (3.3%) and stone (1.4%). Each of these categories is influenced by the residential and commercial construction and residential and commercial remodeling end-use markets. These markets are influenced by many factors including changing consumer preferences, consumer confidence, spending for durable goods, interest rates, inflation, availability of credit, turnover in housing and the overall strength of the economy.

The principal methods of competition within the floor covering industry generally are product innovation, style, quality, price, performance technology and service. In each of the markets, price and market coverage are particularly important when competing among product lines. The Company actively seeks to differentiate its products in the marketplace by introducing innovative products with premium features that provide a superior value proposition. The Company's investments in manufacturing technology, computer systems and distribution networks, as well as the Company's marketing strategies and resources, contribute to its ability to compete on the basis of performance, quality, style and service, rather than price.

Global Ceramic

Globally, the ceramic tile industry is significantly fragmented. Certain regions around the world have established sufficient capacity to allow them to meet domestic needs in addition to exporting product to other markets where their cost, design and/or technical advantages may drive consumer preferences. Some mature markets have seen industry consolidation driven by mergers and acquisitions; however, most markets are comprised of many relatively small manufacturers all working with similar technologies, raw materials and designs. During 2022, the estimated global capacity for ceramic tile was 180 billion square feet – down 9.7% from the prior year primarily due to inflation, an energy crisis and slowing demand for flooring in the second half of 2022 – with selling prices varying widely based on many factors, including supply within the market, materials used, size, shape and design. While the Company operates ceramic manufacturing facilities in eight countries, the Company has leveraged advantages in technology, design, brand recognition and marketing to extend exports of its products to approximately 160 countries. As a result of this global sales strategy, the Company faces competition in the ceramic tile market from a large number of foreign and domestic manufacturers, all of which compete for sales of ceramic tile to customers through multiple residential and commercial channels. The Company believes it is the largest manufacturer, distributor and marketer of ceramic tile in the world. The Company also believes it is the largest manufacturer, distributor and marketer of ceramic tile in specific markets, including the U.S., Europe and Russia, as well as maintaining leading positions in the Mexican and Brazilian markets. The Company has leveraged the advantages of its scale, product innovation and unique designs in these markets to solidify its leadership position, however the Company continues to face pressures in these markets from imported ceramic products as well as alternate flooring categories.

Flooring NA

The North American flooring industry is highly competitive, with an increasing variety of product categories, shifting consumer preferences, supply chain disruptions and pressures from imported products, particularly in the rug and hard surface categories. Based on industry publications, in 2022, the U.S. flooring industry had carpet and rug sales of approximately $12.7 billion out of the overall $37.6 billion market. Based on its 2022 net sales, the Company believes it is the largest producer of rugs and the second largest producer of carpet in the world. The Company differentiates its carpet and rug products in the marketplace through proprietary fiber systems, state-of-the-art manufacturing

technologies and unique styling as well as leveraging the strength of some of the oldest and best-known brands in the industry. The Company also believes it is the largest manufacturer and distributor of laminate flooring in the U.S., as well as the producer of the industry's first waterproof wood flooring. The Company's leading position in laminate flooring is driven by the strength of its premium brands as well as technical innovations such as water resistance, realistic visuals, beveled edges, deeply embossed in register surfaces and patented installation technologies. The U.S. resilient industry is highly competitive, and according to industry publications, grew more than 17.4% in 2022. Based on industry publications, in 2022, LVT, sheet vinyl and other various resilient categories generated sales of $12.3 billion out of the $37.6 billion total U.S. flooring market. The Company believes that it is one of the largest manufacturers and distributors of LVT and sheet vinyl in the U.S. The Company's sheet vinyl operations produce fiberglass backed products, which have proven more popular with consumers in the past several years due to superior performance and durability. The Company has expanded its resilient product portfolio to include a renewable polymer core (RPC) category that is a PVC-free alternative to traditional resilient products while maintaining waterproof capabilities and exceeding the scratch resistance of traditional LVT.

Flooring ROW

The Company faces competition in the non-U.S. laminate, wood, LVT and sheet vinyl flooring business from a large number of domestic manufacturers as well as pressures from imports. The Company believes it is one of the largest manufacturers and distributors of laminate flooring in the world, with a focus on premium products, which the Company supplies under some of the best-known and most widely marketed brands in its regions. In addition, the Company believes it has a competitive advantage in its laminate flooring markets as a result of the Company's industry-leading water resistance, realistic visuals and embossed-in-register surfaces as well as patented installation technologies, all of which allow the Company to differentiate its products in the areas of design, performance, installation and assembly. In wood flooring, the Company has extended the strength of its well-known laminate brands and its installation technologies to add value to its wood collections. The Company faces competition in the non-U.S. vinyl flooring channel from a large number of domestic and foreign manufacturers, but believes it has a competitive advantage in its LVT and sheet vinyl markets due to industry-leading design, patented technologies, brand recognition and vertical integration. The Company has elevated the performance of its sheet vinyl collections and is now aggressively placing the product in commercial applications. After initially extending its geographic footprint by acquiring national hard surface distributors in Australia and New Zealand, the Company acquired Godfrey Hirst, making the Company the largest manufacturer of carpet in both countries. The Company has integrated its soft and hard surface businesses to provide a comprehensive offering to residential and commercial customers in the region. In Australia and New Zealand, the Company faces competition from a large number of domestic and foreign manufacturers, but believes it has a competitive advantage in its carpet and hard surface offering due to industry-leading design, patented technologies, brand recognition and vertical integration of manufacturing and distribution. Through the acquisitions of Xtratherm and of Ballytherm, the Company has extended its insulation business to the United Kingdom and Ireland while expanding sales in its core Benelux Region. The Company also expanded its European wood panels business by acquiring German-based Berghoef and Otto Schneider (mezzanine flooring) and French-based Panneaux De Corrèze (MDF). The Company also extended its sheet vinyl business with the acquisition of Polish-based Lentex.

Patents and Trademarks

Intellectual property is important to the Company's business and the Company relies on a combination of patent, copyright, trademark and trade secret laws to protect its interests.

The Company uses several trademarks that it considers important in the marketing of its products, including American Olean, Daltile, Decortiles, Durkan, Eliane, Elizabeth, EmilGroup, Feltex, Foss, Godfrey Hirst, IVC Commercial, IVC Home, Karastan, Kerama Marazzi, Lentex, Leoline, Marazzi, Moduleo, Mohawk, Mohawk Group, Mohawk Home, Pergo, Quick-Step and Unilin. These trademarks reflect innovations in design, performance and installation, which represent competitive advantages and provide differentiation from competing brands in the market.

Flooring ROW owns a number of patent families in Europe and the U.S., some of which the Company licenses to manufacturers throughout the world. The Company continues to explore additional opportunities to generate revenue from its patent portfolio.

Major Customers

During 2023, no single customer accounted for more than 10% of the Company's total net sales, and the top 10 customers accounted for less than 20% of the Company's total net sales. The Company believes the loss of one major customer would not have a material adverse effect on its business.

Human Capital

The Company's management team recognizes the importance of its employees to the Company's overall long-term success. The Company prioritizes its employees by focusing on a number of human capital objectives, including recruitment, development, engagement and retention, and safety, health and well-being.

The Company's talent development initiatives center on the education, exposure and experience of its employees, and the Company's commitment to diversity. The Company prioritizes the development of early-in-career minority talent to build and expand future generations of minority leadership. The Company is also dedicated to building community partnerships and leveraging its employer brand to yield an applicant pool that reflects the diversity of the communities in which the Company operates. The Company remains committed to promoting all aspects of diversity, equity and inclusion in its hiring practices and talent development framework.

The Company is dedicated to creating a working environment that is free from hazards, promoting employee well-being and prioritizing safety at every level. The Company fosters a collaborative partnership with its employees to uphold safe and secure workplaces across the globe. Each of the Company's business segments prioritizes enhancement of safety measures within their respective facilities, with a heightened focus on equipment maintenance, machine guards and peer-to-peer feedback. By consolidating safety data from all business segments, the Company calculates its corporate recordable incident rate, which serves as a key indicator of our overall safety performance.

As of December 31, 2023, the Company employed approximately 43,300 persons, consisting of approximately 17,100 in the United States and Canada, approximately 14,900 in Europe and approximately 11,300 in other countries. The majority of the Company's European manufacturing employees are members of unions. The Company has not experienced any major strikes or work stoppages in recent years and believes that its relations with its employees are good.

Governmental Regulations

As a global manufacturing company, the Company's operations are subject to numerous federal, state and local laws and regulations, both within and outside the U.S., in areas such as environmental protection, international trade, data privacy, tax, consumer protection, government contracts, climate change and others. The Company is subject to import and export controls, tariffs, and other trade-related regulations and restrictions in the countries in which it has operations or otherwise does business. The Company believes that it is in compliance, in all material respects, with presently applicable laws and regulations.

The Company complies with all laws and regulations regarding protection of the environment, and in many cases where laws and regulations are less restrictive, the Company has established and is following its own standards, consistent with the Company's commitment to environmental responsibility. These compliance requirements align with the Company's focus on sustainability initiatives. The Company believes that it is in compliance, in all material respects, with presently applicable governmental provisions relating to environmental protection in the countries in which the Company has manufacturing operations. Compliance with these environmental laws and regulations did not have a material effect on capital expenditures, earnings, or the Company's competitive position during 2023 and is not expected to be material in 2024.

Available Information

The Company's Internet address is https://www.mohawkind.com. The Company makes available the following reports it files on its website, free of charge, under the heading "Investors":

- annual reports on Form 10-K;
- quarterly reports on Form 10-Q;
- current reports on Form 8-K; and
- amendments to the foregoing reports.

The foregoing reports are made available on the Company's website as soon as practicable after they are filed with, or furnished to the Securities and Exchange Commission ("SEC"). In addition to our website, the SEC maintains an Internet site that contains our reports, proxy and information statements, and other information that we electronically file with, or furnish to, the SEC at www.sec.gov.

Item 1A.   Risk Factors

In addition to the other information provided in this Form 10-K, the following risk factors should be considered when evaluating an investment in shares of the Company's Common Stock. If any of the events described in these risks were to occur, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Industry and Economic Risks

The floor covering industry is sensitive to changes in general economic conditions, such as consumer confidence, income and spending, corporate and government spending, interest rate levels, availability of credit and demand for housing. Significant or prolonged declines in the U.S. or global economies could have a material adverse effect on the Company's business.

Downturns in the U.S. and global economies negatively impact the floor covering industry and the Company's business. During times of economic uncertainty or decline, end consumers tend to spend less on remodeling their homes, which is how the Company derives a majority of its sales. Likewise, new home construction - and the corresponding need for new flooring materials - tends to slow during recessionary periods. Cyclical economic downturns have caused, and could continue to cause, the industry to soften globally or in the local markets in which the Company operates. A significant or prolonged decline in residential or commercial remodeling or new construction activity could have a material adverse effect on the Company's business and results of operations.

The Company faces intense competition in the flooring industry that could decrease demand for the Company's products or force it to lower prices, which could have a material adverse effect on the Company's business.

The floor covering industry is highly competitive. The Company faces competition from a number of manufacturers and independent distributors. Some of the Company's competition is from companies located outside of the major markets in which the Company participates, and these competitors may benefit from lower input costs or state subsidies. Also, trade tariffs may impact both the Company and its competitors in different and unpredictable ways. Maintaining the Company's competitive position may require substantial investments in the Company's product development efforts, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for the Company's products, force the Company to lower prices or prevent the Company from raising prices to keep up with inflation. Moreover, fluctuations in currency exchange rates and input costs may contribute to more attractive pricing for imports that compete with the Company's products, which may put pressure on the Company's pricing. Any of these factors could have a material adverse effect on the Company's business.

International Risks

The Company manufactures, sources and sells many products internationally and is exposed to risks associated with doing business globally.

The Company's international activities are significant to its manufacturing capacity, revenues and profits; and the Company continues to expand internationally through acquisitions, construction of new manufacturing operations and investments in existing ones. Currently, Flooring ROW has significant operations in Europe, Russia, Brazil, Malaysia, Australia and New Zealand and Global Ceramic has significant operations in Brazil, Europe, Russia and Mexico. In addition, the Company sources raw materials and finished goods from multiple international locations.

The Company's international sales, supply chain, operations and investments are subject to risks and uncertainties, including:

- changes in foreign country regulatory requirements;
- differing business practices associated with foreign operations;
- various import/export restrictions and the availability of required import/export licenses;
- imposition of foreign or domestic tariffs and other trade barriers;
- foreign currency exchange rate fluctuations;
- differing inflationary or deflationary market pressures;
- foreign country tax rules, regulations and other requirements, such as changes in tax rates and statutory and judicial interpretations in tax laws;
- differing labor laws and changes in those laws;
- work stoppages and labor shortages;
- disruptions in the shipping of imported and exported products;
- government price controls;
- extended payment terms and the inability to collect accounts receivable;
- potential difficulties repatriating cash from non-U.S. subsidiaries;
- compliance with laws governing international relations and trade, including those U.S. and European Union laws that relate to sanctions and corruption; and
- supply chain disruption or price escalations for oil, natural gas and other raw materials due to regional conflict.

The Company cannot assure investors that it will succeed in developing and implementing policies and strategies to address the foregoing risks effectively in each location where the Company does business, and therefore that the foregoing factors will not have a material adverse effect on the Company's business.

The Company operates in emerging markets, including Brazil, eastern Europe, Malaysia, Mexico and Russia, and therefore has exposure to doing business in potentially unstable areas of the world.

Operations in emerging markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Market conditions and the political structures that support them are subject to rapid change in these economies, and the Company may not be able to react quickly enough to protect its assets and business operations. In particular, developing markets in which the Company operates may be characterized by one or more of the following:

- complex and conflicting laws and regulations, which may be inconsistently or arbitrarily enforced;
- high incidences of corruption in state regulatory agencies;
- volatile inflation;
- widespread poverty and resulting political instability;
- compliance with laws governing international relations and trade, including U.S. and European Union laws that relate to sanctions and corruption;
- immature legal and banking systems;
- uncertainty with respect to title to real and personal property;
- underdeveloped infrastructure;
- heavy state control of natural resources and energy supplies;
- state ownership of transportation and supply chain assets;
- high protective tariffs and inefficient customs processes;
- high crime rates; and
- war and/or armed conflict.

Changes in any one or a combination of these factors could have a material adverse effect on the Company's business.

Fluctuations in currency exchange rates may impact the Company's financial condition and results of operations and may affect the comparability of results between the Company's financial periods.

The results of the Company's foreign subsidiaries are translated into U.S. dollars from the local currency for consolidated reporting. The exchange rates between some of these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. The Company may not be able to manage effectively its currency translation risks, and volatility in currency exchange rates may have a material adverse effect on the Company's consolidated financial statements and affect comparability of the Company's results between financial periods.

The ongoing military conflict between Russia and Ukraine has impacted and may continue to affect the Company's business and results of operations.

As a result of ongoing Russian military actions in Ukraine, the Company has experienced and may continue to experience supply chain disruption of raw materials sourced from Ukraine, as well as other materials and spare parts needed in the Company's operations if alternative sources identified in other countries cannot fulfill these needs. The Company can also be impacted by global increases in the cost of natural gas, oil and oil-based raw materials and chemicals, which were among the broader consequences of Russia's actions in the initial year of the conflict. In addition, the United States, the European Union and other governments have imposed and extended sanctions on certain individuals and financial institutions and have proposed to use broader economic sanctions. Since first quarter 2022, the Company has suspended new investments in Russia.

The broader consequences of this conflict, which may include further economic sanctions, embargoes, regional instability, and geopolitical shifts; potential retaliatory actions, including nationalization of foreign-owned businesses; increased tensions between the United States and countries in which the Company operates; and the extent of the conflict's effect on the Company's business and results of operations, as well as the global economy, cannot be predicted. Any future consequences of the conflict, including additional economic sanctions, may result in an adverse effect on the Company's Russian operations, which represented approximately 4% of net sales for the year ended December 31, 2023. The Company continues to monitor the potential impacts on its business and the ancillary impacts that the conflict may have on its other global operations.

Business and Operational Risks

The Company may be unable to predict customer preferences or demand accurately, or to respond effectively to technological developments.

The Company operates in a market sector where demand is strongly influenced by rapidly changing customer preferences as to product design, product category and technical features. Failure to quickly and effectively respond to changing customer demand or technological developments could have a material adverse effect on the business.

In addition, the rapid development of new technologies such as artificial intelligence, as well as other technologies in the future that are not foreseen today, continue to transform the markets within which the Company operates. In order to remain competitive, the Company will need to adapt to and integrate new technologies into its current and future operations, and also guard against existing and new competitors disrupting its business using such technologies. There can be no assurance that the Company will continue to compete effectively with its industry peers due to technological changes, which could result in a material adverse effect on the Company's business and results of operations.

In periods of rising costs, the Company may be unable to pass raw materials, labor, energy and fuel-related cost increases on to its customers, which could have a material adverse effect on the Company's business.

The supply and prices of raw materials, labor, energy and fuel-related costs, including those related to oil and natural gas, are subject to market conditions and are impacted by many factors beyond the Company's control, including geopolitical conflict (such as the ongoing conflict in the Middle East and Russian military actions in Ukraine), pandemics (such as the COVID-19 pandemic), labor shortages, weather conditions, natural disasters, governmental programs, regulations and trade and tariff policies, inflation and increased demand, among other factors. Although the Company generally attempts to pass on increases in raw material, labor, energy and fuel-related costs to its customers, the Company's ability to do so is dependent upon the rate and magnitude of any increase, competitive pressures and market conditions for the Company's products. There have been in the past, and may be in the future, periods of time during which increases in these costs cannot be recovered. During such periods of time, the Company's business has been and may be materially affected.

The Company may be unable to obtain raw materials or sourced product on a timely basis, which could have a material adverse effect on the Company's business.

The principal raw materials used in the Company's manufacturing operations include triexta, nylon, polypropylene, and polyester resins and fibers, which are used in the Company's carpet and rug business; clay, talc, feldspar and glazes, including frit (ground glass), zircon and stains, which are used in the Company's ceramic tile business; wood, paper and resins, which are used in the Company's wood and laminate flooring businesses and panels business; and glass fiber, plasticizers, and pvc resins, which are used in the Company's sheet vinyl and luxury vinyl tile businesses. In addition to raw materials, the Company sources finished goods. For certain raw materials and sourced products, the Company is dependent on one or a small number of suppliers. A material temporary or long-term adverse change in the Company's relationship with such a supplier, the financial condition of such a supplier or such a supplier's ability to manufacture or deliver such raw materials or sourced products to the Company could lead to an interruption of supply or require the Company to purchase more expensive alternatives. Also, the Company's ability to obtain raw materials or source products at reasonable costs may be impacted by tariffs, global trade uncertainties and international crises, such as ongoing geopolitical conflict. For example, the Russian invasion of Ukraine resulted in supply chain disruption of raw materials sourced from Ukraine (primarily clay) in fiscal 2022, and the ongoing conflict in the Middle East may result in an escalation of oil and petroleum-based chemical prices as well as the introduction of sanctions or transportation barriers, which could impact the Company's operations. An extended interruption in the supply of sourced products or raw materials used in the Company's business or in the supply of suitable substitute materials or products could disrupt the Company's operations, which could have a material adverse effect on the Company's business.

The Company makes significant capital investments in its business and such capital investments may not be successful or achieve their intended results.

The Company's business requires significant capital investment to expand capacity to support its growth, introduce new products, enter new markets and improve operating efficiencies. The Company has historically made significant capital investments each year and will continue to make capital investments in future periods, including approximately $480 million of capital investments in 2024. While the Company believes that many of its past capital investments have been successful, there is no guarantee that the return on investment from the Company's recent or future capital expenditures will be sufficient to recover the expenses and opportunity costs associated with these projects. Furthermore, a meaningful portion of the Company's capital investment is based on forecasted growth in its business, which is subject to uncertainty such as general economic trends, increased competition and consumer preferences. If the Company does not accurately forecast its future capital investment needs, the Company could have excess capacity or insufficient capacity, either of which would negatively affect its revenues and profitability.

The long-term performance of the Company's business relies on its ability to attract, develop and retain talented personnel.

The Company's ability to attract, develop and retain qualified and talented personnel in management, sales, marketing, product design and operations, including in new international markets into which the Company may enter, is key to the Company's overall success. The Company competes with multinational firms for these employees and invests resources in recruiting, developing, motivating and retaining them. The failure to attract, develop, motivate and retain key employees could negatively affect the Company's competitive position and its operating results.

The Company may experience certain risks associated with acquisitions, joint ventures and strategic investments.

The Company intends to grow its business through a combination of organic growth and acquisitions. Growth through acquisitions involves risks, many of which may continue to affect the Company after the acquisition. The Company cannot give assurance that an acquired company will achieve the levels of revenue, profitability and production that the Company expects. Acquisitions may require the issuance of additional securities or the incurrence of additional indebtedness, which may dilute the ownership interests of existing security holders or impose higher interest costs on the Company. Additional challenges related to the Company's acquisition strategy include:

- maintaining executive offices in different locations;
- manufacturing and selling different types of products through different distribution channels;
- conducting business from various locations;
- maintaining different operating systems and software on different computer hardware; and
- retaining key employees.

Failure to successfully manage and integrate an acquisition with the Company's existing operations could lead to the potential loss of customers of the acquired business, the potential loss of employees who may be vital to the new operations, the potential loss of business opportunities or other adverse consequences that could have a material adverse effect on the Company's business. Even if integration occurs successfully, failure of the acquisition to achieve levels of anticipated sales growth, profitability, or otherwise perform as expected, may result in goodwill or other asset impairments or otherwise have a material adverse effect on the Company's business. Finally, acquisition targets may be subject to material liabilities that are not properly identified in due diligence and that are not covered by seller indemnification obligation or third-party insurance. The unknown liabilities of the Company's acquisition targets may have a material adverse effect on the Company's business.

In addition, the Company has made certain investments, including through joint ventures, in which the Company has a minority equity interest and lacks management and operational control. The controlling joint venture partner may have business interests, strategies or goals that are inconsistent with those of the Company. Business decisions or other actions or omissions of the controlling joint venture partner, or the joint venture company, may result in harm to the Company's reputation or adversely affect the value of the Company's investment in the joint venture.

A failure to identify suitable acquisition candidates or partners for strategic investments and to complete acquisitions could have a material adverse effect on the Company's business.

As part of the Company's business strategy, the Company intends to pursue a wide array of potential strategic transactions, including acquisitions of complementary businesses, as well as strategic investments and joint ventures. Although the Company regularly evaluates such opportunities, the Company may not be able to successfully identify suitable acquisition candidates, to secure certain required governmental approvals necessary to consummate such strategic transactions or to obtain sufficient financing on acceptable terms to fund such strategic transactions, which may slow the Company's growth and have a material adverse effect on the Company's business.

The Company has been, and in the future may be, subject to costs, liabilities and other obligations under existing or new laws and regulations, which could have a material adverse effect on the Company's business.

The Company is subject to increasingly numerous and complex laws, regulations and licensing requirements in each of the jurisdictions in which the Company conducts business. In addition, new laws and regulations may be enacted in the U.S. or abroad, the compliance with which may require the Company to incur additional personnel-related, environmental, or other costs on an ongoing basis.

In particular, the Company's operations are subject to various environmental, social, and health and safety laws and regulations, including those governing air emissions, wastewater discharges, and the use, storage, treatment, recycling and disposal of materials and finished products, and other sustainability related matters. The applicable requirements under these laws are subject to amendment, to the imposition of new or additional requirements and to changing interpretations of agencies or courts. The Company may incur material costs in order to comply with new or existing regulations, including fines and penalties and increased costs of its operations. For example, certain aspects of the Company's operations and supply chain have become, and are expected to become increasingly subject to federal, state, local and international laws, regulations and international treaties and industry standards related to climate change. Many governing bodies have introduced additional due diligence and disclosure requirements addressing sustainability that the Company expects will apply to its operations and supply chain in the coming years, such as California's Climate Corporate Data Accountability Act in the United States and the Corporate Sustainability Reporting Directive in the European Union.

Also, the Company's manufacturing facilities may become subject to further limitations on emissions due to public policy concerns regarding climate change or other environmental or health and safety concerns. Because the Company's manufacturing processes use a significant amount of energy, especially natural gas, the imposition of greenhouse gas emissions limitations, such as a "cap-and-trade" system, could require the Company to increase its capital expenditures, use its cash to acquire emission credits or restructure its manufacturing operations, any of which could have a material adverse effect on its business.

Failure to attain certain sustainability targets and goals could have a material adverse effect on the Company's business.

The Company has established strategies, goals and targets related to climate change and other sustainability matters. The Company's ability to achieve any such strategies, goals or targets depends on a number of factors, including, but not limited to, evolving regulatory standards, changes in carbon markets, consumer demand for low-carbon and sustainable products, technological developments, the conduct of third-party manufacturers and suppliers, climate change-related impacts, and raw material and supply chain disruptions. Actual or perceived failures or delays in achieving strategies, goals and targets related to climate change and other environmental matters could adversely affect the Company's operations and market competitiveness, and result in reputational harm and increased risk of litigation.

The Company's business operations could suffer significant losses from climate change, natural disasters, catastrophes, fire, pandemics or other unexpected events.

Many of the Company's business activities involve substantial investments in manufacturing facilities and many products are produced at a limited number of locations. These facilities could be materially damaged by natural disasters, such as floods, tornados, hurricanes and earthquakes, or by fire, pandemics or other unexpected events. Specifically, altered weather conditions associated with climate change may impact the Company's ability to operate certain manufacturing facilities and could also limit general residential or commercial construction activity, which in turn could adversely impact consumer demand for the Company's products. The Company could incur uninsured losses and liabilities arising from such events, including damage to its reputation, and/or suffer material losses in operational capacity, which could have a material adverse impact on its business.

The Company may be exposed to litigation, claims and other legal proceedings relating to its products, operations and compliance with various laws and regulations, which could have a material adverse effect on the Company's business.

In the ordinary course of business, the Company is subject to a variety of product-related claims, lawsuits and legal proceedings, including those relating to product liability, product warranty, product recall, personal injury, and other matters. The Company is also subject to various claims related to its operations and its compliance with various corporate laws and regulations, including matters described in Note 16, *Commitments and Contingencies*. A very large claim or several similar claims asserted by a large class of plaintiffs could have a material adverse effect on the Company's business, if the Company is unable to successfully defend against or resolve these matters or if its insurance coverage is insufficient to satisfy any judgments against the Company or settlements relating to these matters. Although the Company has product liability insurance and other types of insurance, the policies may not provide coverage for certain claims against the Company or may not be sufficient to cover all possible liabilities. Further, the Company may not be able to maintain insurance at commercially acceptable premium levels. Moreover, adverse publicity arising from claims made against the Company, even if the claims are not successful, could adversely affect the Company's reputation or the reputation and sales of its products.

The Company's inability to maintain its patent licensing revenues could have a material adverse effect on the Company's business.

The profit margins of certain of the Company's businesses, particularly Flooring ROW, depend in part upon the Company's ability to obtain, maintain and license proprietary technology used in the Company's principal product families. The Company has filed and is continuing to file patents relating to many different aspects of the Company's products and associated methods and is generating patent license revenues on these diverse patents; however, certain revenue-producing patents have expired or will expire. The failure to develop alternative revenues to replace expired or invalidated patents in the future could have a material adverse effect on the Company's business.

The Company's inability to protect its intellectual property rights could have a material adverse effect on the Company's business.

The Company relies, in part, on the patent, trade secret and trademark laws of the U.S., countries in the European Union and elsewhere, as well as confidentiality agreements with some of the Company's employees, to protect its intellectual property. The Company cannot assure investors that any patents owned by or issued to it will provide the Company with competitive advantages, that third parties will not challenge these patents, or that the Company's pending patent applications will be approved.

Furthermore, despite the Company's efforts, the Company may be unable to prevent competitors and/or third parties from using the Company's technology without the Company's authorization, independently developing technology that is similar to that of the Company or designing around the Company's patents. The use of the Company's technology or similar technology by others could reduce or eliminate any competitive advantage the Company has developed, cause the Company to lose sales or otherwise harm the Company's business.

The Company has obtained and applied for numerous U.S. and foreign service marks and trademark registrations and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. The Company cannot guarantee that any of the Company's pending or future applications will be approved by the applicable governmental authorities. The failure to obtain trademark registrations in the U.S. and in other countries could limit the Company's ability to protect its trademarks and impede its marketing efforts in those jurisdictions and could have a material effect on its business.

The Company generally requires third parties with access to the Company's trade secrets to agree to keep such information confidential. While such measures are intended to protect the Company's trade secrets, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's confidential and proprietary information and technology will not be independently developed by or become otherwise known to third parties. In any of these circumstances, the Company's competitiveness could be significantly impaired, which would limit the Company's growth and future revenue.

Third parties may claim that the Company infringed their intellectual property or proprietary rights, which could cause the Company to incur significant expenses or prevent the Company from selling its products.

In the past, third parties have claimed that certain technologies incorporated in the Company's products infringe their patent rights. The Company cannot be certain that the Company's products do not and will not infringe issued patents or other intellectual property rights of others.

The Company might be required to pay substantial damages (including punitive damages and attorneys' fees), discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses authorizing the use of infringing technology. There can be no assurance that licenses for disputed technology or intellectual property rights would be available on reasonable commercial terms, if at all. In the event of a successful claim against the Company along with failure to develop or license a substitute technology, the Company's business would be materially and adversely affected.

Information Technology Risks

The Company relies on information systems in managing the Company's operations and any system failure or deficiency of such systems may have an adverse effect on the Company's business.

The Company's businesses rely on sophisticated software applications to obtain, process, analyze and manage data. The Company relies on these systems to, among other things:

- facilitate the purchase, management, distribution, and payment for inventory items;
- manage and monitor the daily operations of the Company's distribution network;
- receive, process and ship orders on a timely basis;
- manage accurate billing to and collections from customers;
- control logistics and quality control for the Company's retail operations;
- manage financial reporting; and
- monitor point of sale activity.

The Company also relies on its computer hardware, software and network for the storage, delivery and transmission of data to the Company's sales and distribution systems, and certain of the Company's production processes are managed and conducted by computer.

Any event that causes interruptions to the input, retrieval and transmission of data or increase in the service time could disrupt the Company's normal operations. There can be no assurance that the Company can effectively carry out its disaster recovery plan to handle the failure of its information systems, or that the Company will be able to restore its operational capacity within sufficient time to avoid material disruption to its business. The occurrence of any of these events could cause unanticipated disruptions in service, decreased customer service and customer satisfaction, harm to the Company's reputation and loss or misappropriation of sensitive information, which could result in loss of customers, increased operating expenses and financial losses. Any such events could in turn have a material adverse effect on the Company's business, financial condition, results of operations, and prospects.

In addition, the Company, both itself and through third party business partners, collects and processes proprietary, personal, confidential and sensitive data, which may include information about customers, employees, suppliers, distributors and others. Some of this data is stored, accessible or transferred internationally. If the Company does not effectively manage the resources necessary to sustain and protect an appropriate information technology infrastructure, or does not effectively implement system upgrades in a timely manner, the Company's business or financial results could be negatively impacted.

As the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, compliance with those requirements could also result in additional costs to the Company. Any failure to comply with federal, state or international privacy-related or data protection laws and regulations could result in proceedings against the Company by government entities or others. In addition to reputational impacts, penalties could include significant legal liability.

The Company is subject to cybersecurity risks and expects to incur increasing costs in an effort to minimize those risks.

The Company's business employs information technology systems that allow for the secure storage and transmission of customers', consumers', vendors', employees' and its own sensitive and proprietary information. These systems may be subject to computer hacking, acts of vandalism or theft, malware, computer viruses or other malicious codes, phishing, employee error or malfeasance, catastrophes, unforeseen events or other cyber-attacks. Any significant compromise or breach of the Company's data security, whether external or internal, or misuse of customer, consumer, employee, supplier or Company data, could result in significant costs, lost sales, fines, lawsuits and damage to the Company's reputation. Furthermore, as cyber-attacks become more sophisticated, the Company expects to incur increasing costs to strengthen its systems from outside intrusions and to maintain insurance coverage related to the threat of such attacks. While the Company has implemented administrative and technical controls and has taken other preventive actions to reduce the risk of cyber incidents and protect its information technology, they may be insufficient to prevent, or respond to, physical and electronic break-ins, cyber-attacks or other security breaches to the Company's systems.

Furthermore, third party business partners provide a number of the key components necessary to the Company's business functions and systems. Any problems caused by these business partners, including those resulting from disruptions in communication services provided by a business partner, cyber-attacks and security breaches, regulatory restrictions, fines, or orders or other regulatory action causing reputational harm, failure of a business partner to provide services for any reason or poor performance of services, could adversely affect the Company's ability to conduct its business. In addition, the Company's business partners could also be sources of operational and information security risk to the Company, including from breakdowns or failures of their own systems or capacity constraints. Replacing these third-party business partners could also create significant delay and expense.

Financial and Liquidity Risks

Changes in the global economy could affect the Company's overall availability and cost of credit.

A downturn in the U.S. or global economies could impact the Company's ability to obtain financing in the future, including any financing necessary to refinance existing indebtedness.

Further, negative economic conditions may factor into the Company's periodic credit ratings assessment by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Financial Services, LLC ("S&P") and Fitch, Inc. Any future changes in the credit rating agencies' methodology in assessing the Company's credit strength and any downgrades in the Company's credit ratings could increase the cost of its existing credit and could adversely affect the cost of and ability to obtain additional credit in the future. The Company can provide no assurances that downgrades will not occur. The cost and availability of credit during uncertain economic times could have a material adverse effect on the Company's financial condition.

If the Company were unable to meet certain covenants contained in its existing credit facilities, it may be required to repay borrowings under the credit facilities prior to their maturity and may lose access to the credit facilities for additional borrowings that may be necessary to fund its operations and growth strategy.

On August 12, 2022, the Company entered into a fourth amendment (the "Amendment") to its existing senior revolving credit facility (the "Senior Credit Facility") that provides for revolving credit, including limited amounts of credit in the form of letters of credit and swingline loans. The Amendment, among other things, increased the amount available under the Senior Credit Facility from $1,800 million to $1,950 million until October 18, 2024, after which the amount available under the Senior Credit Facility will decrease to $1,485 million. Any outstanding borrowings under the Company's U.S. and European commercial paper programs also reduce availability under the Senior Credit Facility. Including commercial paper borrowings, the Company has utilized approximately $67.9 million under the Senior Credit Facility resulting in a total of $1,882.1 million available as of December 31, 2023.

If the Company's cash flow is worse than expected, the Company may need to refinance all or a portion of its indebtedness through a public and/or private debt offering or a new bank facility and may not be able to do so on terms acceptable to it, or at all. If the Company is unable to access debt markets at competitive rates or in sufficient amounts due to credit rating downgrades, market volatility, market disruption, or weakness in the Company's businesses, the Company's ability to finance its operations or repay existing debt obligations may be materially and adversely affected.

Additionally, the Company's credit facilities include certain affirmative and negative covenants that impose restrictions on the Company's financial and business operations, including limitations on liens, indebtedness, fundamental changes, asset dispositions, dividends and other similar restricted payments, transactions with affiliates, payments and modifications of certain existing debt, future negative pledges, and changes in the nature of the Company's business. In addition, the Senior Credit Facility, as amended, requires the Company to maintain a Consolidated Interest Coverage Ratio of at least 3.5 to 1.0. A failure to comply with the obligations contained in the Company's current or future credit facilities or indentures relating to its outstanding public debt could result in an event of default or an acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. The Company cannot be certain that it would have, or be able to obtain, sufficient funds to make these accelerated payments.

Declines in the Company's business conditions have in the past and may in the future result in an impairment of the Company's assets, which in turn has resulted in and could result in future material non-cash charges.

A significant or prolonged decrease in the Company's market capitalization, including a decline in stock price, or a negative long-term performance outlook, has in the past resulted in and could in the future result in an impairment of its assets. An impairment occurs when the carrying value of the Company's assets exceed their fair value. The Company tests the goodwill and intangible assets on its balance sheet for impairment on an annual basis, and also when events occur or circumstances change that indicate that the fair value of the reporting unit or intangible asset may be below its carrying amount. Fair value determinations require considerable judgment and are sensitive to inherent uncertainties and changes in estimates and assumptions. Declines in market conditions, a trend of weaker than anticipated financial performance for the Company's reporting units or declines in projected revenue, a decline in stock price for a sustained period of time or an increase in the market-based weighted average cost of capital ("WACC"), among other factors, are indicators that the carrying value of the Company's goodwill or indefinite-lived intangible assets may not be recoverable.

A significant or prolonged deterioration in economic conditions, a further decline in the Company's market capitalization or comparable company market multiples, a reduction in projected future cash flows, or increases in the WACC, could impact the Company's assumptions and require a reassessment of goodwill or indefinite-lived intangible assets for impairment in future periods.

Negative tax consequences could materially and adversely affect the Company's business.

The Company is subject to the tax laws of the many jurisdictions in which it operates. These tax laws are complex, and the manner in which they apply to the Company's facts is sometimes open to interpretation. In calculating the provision for income taxes, the Company must make judgments about the application of these inherently complex tax laws. The Company's domestic and international tax liabilities are largely dependent upon the distribution of profit before tax among these many jurisdictions. However, the Company's provision for income taxes also includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of future earnings of the Company that could impact the valuation of its deferred tax assets. The Company's future results of operations and tax liability could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the Company, changes in tax legislation and rates, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, changes in the amount of earnings permanently reinvested offshore, the results of audits and examinations of previously filed tax returns, and ongoing assessments of the Company's tax exposures.

Certain countries in which the Company operates have enacted the Organization for Economic Co-operation and Development's ("OECD") Pillar Two Global Anti-Base Erosion ("GLOBE") and Transitional Country-by-Country Reporting ("CBCR") Safe Harbor rules. The OECD's GLOBE model rules, and supplemental published administrative guidance, provide a framework that ensures that multinational enterprises ("MNE(s)") with revenue above €750 million pay a minimum level of tax of 15% on their profits arising in each jurisdiction where they operate.

The framework includes an income inclusion rule ("IIR") and an undertaxed payments rule ("UTPR") that work together to ensure a minimum level of tax in each jurisdiction in which a MNE operates. Further, countries can enact their own qualified domestic minimum top up tax ("QDMTT") in order to limit the application of an IIR or UTPR to their domestic income. IIRs and QDMTTs are expected to be effective for the Company beginning in 2024 in some, but not all, of the jurisdictions in which the Company operates. The UTPR is expected to be effective for the Company beginning in 2025, which could subject the Company's worldwide profits to a minimum level of tax regardless of whether the country in which the Company earned the income has adopted the GLOBE rules. The Company expects to be able to satisfy the requirements of certain CBCR Safe Harbor rules in many jurisdictions from 2024-2026, limiting the impact of the GLOBE rules in the qualifying jurisdictions, and as such, the Company does not anticipate a material impact to its provision for income taxes in the near term. The Company continues to monitor the OECD's guidance related to the GLOBE rules and related legislation in the countries in which the Company operates to assess their potential impact to the Company's income tax position.

Forward-Looking Information

Certain of the statements in this Form 10-K, particularly those anticipating future performance, business prospects, growth and operating strategies, and similar matters, and those that include the words "could," "should," "believes," "anticipates," "expects" and "estimates" or similar expressions constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For those statements, Mohawk claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. There can be no assurance that the forward-looking statements will be accurate because they are based on many assumptions, which involve risks and uncertainties. The following important factors could cause future results to differ: changes in economic or industry conditions; competition; inflation and deflation in freight, raw material prices and other input costs; inflation and deflation in consumer markets; currency fluctuations; energy costs and supply; timing and level of capital expenditures; timing and implementation of price increases for the Company's products; impairment charges; integration of acquisitions; international operations; introduction of new products; rationalization of operations; taxes and tax reform; product and other claims; litigation; geopolitical conflict; regulatory and political changes in the jurisdictions in which the Company does business; and other risks identified in Mohawk's SEC reports and public announcements.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

The Company maintains robust and comprehensive processes, procedures and controls to protect and secure its information systems and data infrastructure from cybersecurity threats. The Company's cybersecurity program is led by its Senior Director of Cybersecurity, who functions as the chief information security officer (CISO). The Company's cybersecurity program interfaces with other functional areas within the Company, including but not limited to the Company's business segments and information technology ("IT"), legal, risk management, human resources and internal audit departments, as well as external third-party partners, to identify and understand potential cybersecurity threats. The Company regularly assesses and updates its processes, procedures and management techniques in light of ongoing cybersecurity developments.

Internally, the CISO coordinates oversight of reviewing security alerts, identifying and monitoring ongoing and potential cybersecurity threats, evaluating strategic business impacts of cybersecurity threats and developing programs and initiatives to educate the Company's employees regarding cybersecurity. The CISO also manages the Company's Computer Security Incident Response Plan (the "Incident Response Plan"), which outlines action steps for the preparation, identification, triage, analysis, containment, eradication, recovery and reflection stages of a cybersecurity incident. The Incident Response Plan serves as the charter for the Company's Computer Security Incident Response Team (the "Incident Response Team"), which includes a strategic team comprised of executives from various cross-functional management teams, as well as a tactical team comprised of internal technical support roles and external third-party service providers. The Incident Response Plan provides how the Incident Response Team will analyze and, as necessary, escalate cybersecurity incidents both internally and with third-party service providers based on type and severity of the specific incident.

The Company also requires cybersecurity training for relevant employees, focusing on the appropriate protection and security of confidential company and third-party information. Additionally, the Company provides annual cybersecurity awareness training that covers a broad range of security topics, including secure access practice, phishing schemes, remote work and response to suspicious activities. In addition to online training, employees are educated through a number of methods, including event-triggered awareness campaigns, recognition programs, security presentations, company intranet articles, videos, system-generated communications, email publications and various simulation exercises.

The Company has engaged a third-party managed detection and response company to monitor the security of its information systems around-the-clock, including intrusion detection, and to provide instantaneous alerting should a cybersecurity event occur. The Company also has engaged a third-party digital forensics and incident response consultant on retainer.

The Company does not believe that any risks from cybersecurity threats, nor any previous cybersecurity incidents, have materially affected the Company. However, the sophistication of cyber threats continues to increase, and the preventative actions the Company has taken and continues to take to reduce the risk of cyber incidents and protect its systems and information may not successfully protect against all cyber incidents. For more information on how cybersecurity risk may materially affect the Company's business strategy, results of operations, or financial condition, please refer to Item 1A Risk Factors.

Governance

The Company's Audit Committee and Board of Directors provide ultimate oversight of the Company's cybersecurity risk management. The Audit Committee regularly reviews and discusses with management the strategies, processes, procedures and controls pertaining to the management of the Company's information technology operations, including cyber risks and cybersecurity. The Company's Chief Information Officer ("CIO") provides quarterly reports to the Board of Directors regarding the evolving cybersecurity risk landscape, including emerging risks, as well as the Company's processes, program and initiatives for managing these risks.

The Company's CISO reports directly to the CIO, who in turn reports to the CEO. The CISO maintains the certified information systems security professional (CISSP) certification and has over 22 years of experience in cybersecurity. Under the direction of the CISO, the Company's information technology department continuously analyzes cybersecurity and resiliency risks to our business, considers industry trends and implements controls, as appropriate, to mitigate these risks. This analysis drives the Company's long- and short-term cybersecurity strategies, which are executed through a collaborative effort within the IT department and are communicated to the Board of Directors regularly.

Item 2.   Properties

The Company owns and leases manufacturing and distribution facilities worldwide. The table below lists the primary owned and leased facilities as of December 31, 2023. The Company owns its corporate headquarters in Calhoun, Georgia. The Company also owns and operates service centers and stores in the United States, Canada and Russia, none of which are individually material. The Company believes its existing facilities are suitable for its present needs.

Segment and Property Use	North America	Europe and Russia	Other	Total
Global Ceramic:				
Manufacturing [1]	11	11	5	27
Distribution / Warehouse [1]	9	10	1	20
Flooring North America:				
Manufacturing [1]	23	–	1	24
Distribution / Warehouse [1]	23	–	1	24
Flooring Rest of the World:				
Manufacturing [1]	–	21	5	26
Distribution / Warehouse [1]	–	22	5	27
Total				
Manufacturing [1]	34	32	11	77
Distribution / Warehouse [1]	32	32	7	71

[1] Certain geographic locations may contain both manufacturing and distribution facilities.

Item 3.   Legal Proceedings

From time to time in the regular course of its business, the Company is involved in various lawsuits, claims, investigations and other legal matters. Except as noted elsewhere in this report, there are no material legal proceedings pending or known by the Company to be contemplated to which the Company is a party or to which any of its property is subject.

See Note 16, *Commitments and Contingencies*, and Note 15, *Income Taxes,* of the notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for a discussion of the Company's legal proceedings.

Item 4.   Mine Safety Disclosures

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95.1 to this annual report on Form 10-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for the Common Stock

The Company's common stock, $0.01 par value per share (the "Common Stock"), is quoted on the New York Stock Exchange ("NYSE") under the symbol "MHK".

As of February 21, 2024, there were 214 holders of record of Common Stock. The Company has not paid or declared any cash dividends on shares of its Common Stock since completing its initial public offering. The payment of future cash dividends will be at the discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

Issuer Purchases of Equity Securities

On February 10, 2022, the Company's Board of Directors approved a new share repurchase program, authorizing the Company to repurchase up to $500 million of its common stock (the "2022 Share Repurchase Program"). As of December 31, 2023, there remains $229.2 million authorized under the 2022 Share Repurchase Program.

Under the 2022 Share Repurchase Program, the Company may purchase common stock in open market transactions, block or privately negotiated transactions, and may from time to time purchase shares pursuant to trading plans in accordance with Rules 10b5-1 or 10b-18 under the Exchange Act or by any combination of such methods. The number of shares to be purchased and the timing of the purchases are based on a variety of factors, including, but not limited to, the level of cash balances, credit availability, debt covenant restrictions, general business conditions, regulatory requirements, the market price of the Company's stock and the availability of alternative investment opportunities. No time limit was set for completion of repurchases under the 2022 Share Repurchase Program and the 2022 Share Repurchase Program may be suspended or discontinued at any time.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis of the Company's Results of Operations includes a comparison of fiscal 2023 to fiscal 2022. A similar discussion and analysis that compares fiscal 2022 to fiscal 2021 may be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of the Company's Form 10-K for the fiscal year ended December 31, 2022.

During the past three decades, the Company has grown significantly through a combination of organic growth and acquisitions. Its current geographic breadth and diverse product offering are reflected in three reporting segments: Global Ceramic, Flooring NA and Flooring ROW. Global Ceramic designs, manufactures, sources and markets a broad line of ceramic tile, porcelain tile, natural stone tile and other products including natural stone, porcelain slabs and quartz countertops, which it distributes primarily in North America, Europe and Latin America through various selling channels, which include home centers, Company-owned service centers and stores, floor covering retailers, ceramic tile specialists, e-commerce retailers, residential builders, independent distributors, commercial contractors and commercial end users. Flooring NA designs, manufactures, sources and markets its floor covering products, including broadloom carpet, carpet tile, carpet cushion, rugs, laminate, vinyl products, including luxury vinyl tile ("LVT") and sheet vinyl, and wood flooring, all of which it distributes through its network of regional distribution centers and satellite warehouses using company-operated trucks, common carriers or rail transportation. The Segment's product lines are sold through various channels, including independent floor covering retailers, home centers, mass merchandisers, department stores, shop at home, buying groups, residential builders, independent distributors, commercial contractors and commercial end users. Flooring ROW designs, manufactures, sources, licenses and markets laminate, vinyl products, including LVT and sheet vinyl, wood flooring, roofing panels, insulation boards, medium-density fiberboard ("MDF"), chipboards, decorative surfaces and mezzanine floors, which

Period	Total Number of Shares Purchased in Millions		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan in Millions		Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plan in Millions
October 1 through November 4, 2023	–	$	–	–	$	229.2
November 5 through December 2, 2023	–	$	–	–	$	229.2
December 3 through December 31, 2023	–	$	–	–	$	229.2
Total	**–**	**$**	**–**	**–**		

it distributes primarily in Europe and Australasia through various channels, including independent floor covering retailers, wholesalers, home centers, Company-operated distributors, independent distributors, residential builders, commercial contractors and commercial end users.

Mohawk is a significant supplier of every major flooring category with manufacturing operations in 19 nations and sales in approximately 170 countries. Based on its annual sales, the Company believes it is the world's largest flooring manufacturer. A majority of the Company's long-lived assets are located in the United States and Europe, which are also the Company's primary markets. Additionally, the Company maintains operations in Australia, Brazil, Malaysia, Mexico, New Zealand, Russia and other parts of the world. The Company is a leading provider of flooring for residential and commercial markets and has earned significant recognition for its innovation in design and performance as well as sustainability.

Due to its global footprint, Mohawk's business is sensitive to macroeconomic and geopolitical events in the United States and abroad. As a result of ongoing Russian military actions in Ukraine, the Company has experienced and may continue to experience supply chain disruption of raw materials sourced from Ukraine, as well as other materials and spare parts needed in the Company's operations if alternative sources identified in other countries cannot fulfill these needs. The Company can also be impacted by global increases in the cost of natural gas, oil and oil-based raw materials and chemicals, which were among the broader consequences of Russia's actions in the initial year of the conflict. In addition, the United States, the European Union and other governments have imposed and extended sanctions on Russia as well as on certain individuals and financial institutions and have proposed the use of broader economic sanctions. Since the first quarter of 2022, the Company has suspended new investments in Russia. The broader consequences of this conflict, which may include further economic sanctions, embargoes, regional instability, and geopolitical shifts; potential retaliatory actions, including nationalization of foreign-owned businesses; increased tensions between the United States and countries in which the Company operates; and the extent of the conflict's effect on the Company's business and results of operations, as well as the global economy, cannot be predicted. In addition, a prolonged and more expansive conflict in the Middle East region could escalate oil and petroleum-based chemical prices as well as lead to the introduction of sanctions or transportation barriers, though the extent of the conflict's impact on the Company's business and results of operations, as well as the global economy, cannot be predicted.

During 2023, rising interest rates, delayed consumer spending due to inflationary pressures and other macroeconomic factors impacted new single-family home construction and residential remodeling in most of the Company's major markets. Increased mortgage rates have suppressed the housing market and decreased home renovation activity. In addition, globally, consumers have faced a higher cost of living, reducing discretionary spending on large purchases such as flooring. Mohawk has, to some extent, offset the impact of decreased construction and renovation activity through cost containment, productivity and lower input costs. Declining costs in energy and raw materials, coupled with lower industry volumes, constrained selling prices, although energy prices in certain geographies and materials prices in some product categories remain volatile and may change significantly and unpredictably, which could have an adverse impact on the Company's results. Similarly, inflationary pressures around the globe may continue to impact consumer and commercial investments in flooring and other large, deferrable purchases. During 2023, the Company focused on reducing costs through restructuring actions and manufacturing enhancements by taking certain actions to enhance future performance, including facility and product rationalizations and workforce reductions. The Company anticipates these global actions will deliver annual savings of approximately $150 million, with an estimated cost of approximately $215 million.

The Company believes it is well positioned with a strong balance sheet. Based on its current liquidity and available credit, the Company is in a position to finance internal investments, acquisitions and/or additional stock purchases and pay current debt as it becomes due. For information on risk that could impact the Company's results, please refer to *Risk Factors* in Part I, Item 1A of this Form 10-K.

Since becoming a publicly traded company in April 1992, Mohawk has grown both organically and through strategic and bolt-on acquisitions. Mohawk has completed a number of smaller acquisitions in recent years, many of which expanded the Company's hard surface flooring distribution in Europe. In 2022, the Company completed five small, bolt-on acquisitions: a wood veneer plant in Romania; a sheet vinyl producer in Poland; a mezzanine flooring manufacturer in Germany; a nonwoven carpet and rug producer in the U.S.; and a commercial flooring trim and accessories business in the U.S. During the first quarter of 2023, the Company completed its acquisitions of Vitromex, a Mexican ceramic tile business, and Elizabeth Revestimentos, a Brazilian ceramic tile business. The Company believes these acquisitions have further solidified the Company's position in the Mexico and Brazilian ceramic tile markets, respectively.

In 2023, the Company invested $612.9 million in new and existing projects, cost reduction initiatives, previously initiated expansion projects, investments to upgrade equipment in Brazil and Mexico from recent acquisitions and general maintenance across the business. Primary investment areas include the Company's LVT portfolio to upgrade its product offering and improve profitability; premium waterproof laminate in North America and Europe; and quartz countertop and porcelain slab expansion in North America and Europe, respectively. In 2024, the Company plans to invest approximately $480 million focused on completing capacity expansion projects and targeted initiatives that will drive cost reduction while improving operational performance.

Net loss attributable to the Company was $439.5 million for 2023 compared to net earnings of $25.2 million for 2022. The change was primarily attributable to lower sales volume; higher impairment charges to reduce the carrying amount of goodwill and indefinite-lived intangibles; unfavorable net impact of price and product mix; the unfavorable impact of temporary plant shutdowns; the unfavorable net impact of foreign exchange rates; higher restructuring, acquisition and integration-related and other costs; higher legal settlements, reserves and fees; higher interest expense and higher costs associated with investments in new product development and marketing costs. The unfavorable impact of the aforementioned items was partially offset by lower taxes due to decreased earnings in 2023 compared to the prior year; productivity gains and lower inflation. The Company believes that a number of circumstances may influence trends in 2024, including continued impact of inflation on consumer discretionary spending, barriers to home sales due to higher interest rates, continued softness in residential remodeling and uncertainty in residential and commercial new construction, but the extent and duration of such impact cannot be predicted.

For the year ended December 31, 2023, the Company generated $1,329.2 million of cash from operating activities. As of December 31, 2023, the Company had cash and cash equivalents of $642.6 million, of which $553.1 million was in the United States and $89.5 million was in foreign countries.

Results of Operations

(In millions)	For the Years Ended December 31,			
	2023		2022	
Statement of operations data:				
Net sales	**$ 11,135.1**	100.0%	11,737.1	100.0%
Cost of sales [(1)]	**8,425.5**	75.7%	8,793.6	74.9%
Gross profit	**2,709.7**	24.3%	2,943.4	25.1%
Selling, general and administrative expenses [(2)]	**2,119.7**	19.0%	2,003.4	17.1%
Impairment of goodwill and indefinite-lived intangibles	**877.7**	7.9%	695.8	5.9%
Operating income (loss)	**(287.8)**	(2.6)%	244.2	2.1%
Interest expense	**77.5**	0.7%	51.9	0.4%
Other (income) expense, net [(3)]	**(10.8)**	(0.1)%	8.4	0.1%
Earnings (loss) before income taxes	**(354.5)**	(3.2)%	183.9	1.6%
Income tax expense [(4)]	**84.9**	0.8%	158.1	1.3%
Net earnings (loss) including noncontrolling interests	**(439.4)**	(3.9)%	25.8	0.2%
Less: Net earnings attributable to noncontrolling interests	**0.1**	0.0%	0.5	0.0%
Net earnings (loss) attributable to Mohawk Industries, Inc.	**$ (439.5)**	(3.9)%	25.2	0.2%
[(1)] Cost of sales includes:				
Restructuring, acquisition and integration-related charges and other costs	**$ 105.0**	0.9%	68.0	0.6%
Acquisition inventory step-up	**4.5**	0.0%	2.8	0.0%
Other charges	**–**	0.0%	3.2	0.0%
[(2)] Selling, general and administrative expenses include:				
Restructuring, acquisition and integration-related charges	**27.2**	0.2%	13.7	0.1%
Legal settlements, reserves and fees	**87.8**	0.8%	54.2	0.5%
Other charges	**–**	0.0%	1.0	0.0%
[(3)] Other (income) expense includes:				
Release of indemnification asset	**(3.0)**	0.0%	7.3	0.1%
Other charges	**(2.9)**	0.0%	1.8	0.0%
[(4)] Income tax expense includes:				
European tax restructuring	**(10.0)**	(0.1)%	–	– %
Income taxes - reversal of uncertain position	**3.0**	0.0%	(7.3)	(0.1)%
Other charges	**–**	0.0%	0.5	0.0%

Year Ended December 31, 2023, as Compared with Year Ended December 31, 2022

Net Sales

Net sales for 2023 were $11,135.1 million compared to net sales of $11,737.1 million for 2022. The change was primarily attributable to lower legacy sales volume of approximately $743 million; the unfavorable net impact of price and product mix of approximately $143 million and the unfavorable net impact of foreign exchange rates of approximately $72 million, partially offset by higher sales volume attributable to acquisitions of approximately $389 million.

Global Ceramic—Net sales for 2023 were $4,300.1 million compared to net sales of $4,307.7 million for 2022. The change was primarily attributable to lower legacy sales volume of approximately $271 million and the unfavorable net impact of foreign exchange rates of approximately $41 million, partially offset by higher sales volume attributable to acquisitions of approximately $294 million and the favorable net impact of price and product mix of approximately $38 million.

Flooring NA—Net sales for 2023 were $3,829.4 million compared to net sales of $4,207.0 million for 2022. The change was primarily attributable to lower legacy sales volume of approximately $304 million and the unfavorable net impact of price and product mix of approximately $139 million, partially offset by higher sales volume attributable to acquisitions of approximately $66 million.

Flooring ROW—Net sales for 2023 were $3,005.6 million compared to net sales of $3,222.3 million for 2022. The change was primarily attributable to lower legacy sales volume of approximately $168 million; the unfavorable net impact of price and product mix of approximately $42 million and the unfavorable net impact of foreign exchange rates of approximately $31 million, partially offset by higher sales volume attributable to acquisitions of approximately $30 million.

Quarterly net sales and the percentage changes in net sales by quarter for 2023 versus 2022 were as follows (dollars in millions):

	2023	2022	Change
First quarter	$ 2,806.2	3,015.7	(6.9)%
Second quarter	2,950.4	3,153.2	(6.4)%
Third quarter	2,766.2	2,917.5	(5.2)%
Fourth quarter	2,612.3	2,650.7	(1.4)%
Full year	$11,135.1	11,737.1	(5.1)%

Gross Profit

Gross profit for 2023 was $2,709.7 million compared to gross profit of $2,943.4 million for 2022. The change was primarily attributable to lower sales volume of approximately $190 million; the unfavorable net impact of price and product mix of approximately $111 million; the unfavorable impact of temporary plant shutdowns of approximately $76 million; the unfavorable net impact of foreign exchange rates of approximately $51 million and higher restructuring, acquisition and integration-related, and other costs of approximately $35 million, partially offset by lower inflation of approximately $132 million and productivity gains of approximately $121 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2023 were $2,119.7 million compared to $2,003.4 million for 2022. The change was primarily attributable to higher inflation of approximately $52 million and an increase in expenses due to the net impact of acquired businesses of approximately $33 million.

Impairment of Goodwill and Indefinite-lived Intangibles

Impairment of goodwill and indefinite-lived intangibles for 2023 was $877.7 million compared to impairment of goodwill and indefinite-lived intangibles of $695.8 million for 2022. As a result of a decrease in the Company's market capitalization, a higher WACC and macroeconomic conditions, the Company performed interim impairment tests of its goodwill and indefinite-lived intangibles, which resulted in the impairment charges.

Operating Income (Loss)

Operating loss for 2023 was $287.8 million compared to operating income of $244.2 million for 2022. The change was primarily attributable to lower sales volume of approximately $223 million; higher impairment charges to reduce the carrying amount of goodwill and indefinite-lived intangibles of approximately $182 million; the unfavorable net impact of price and product mix of approximately $111 million; the unfavorable impact of temporary plant shutdowns of approximately $76 million; the unfavorable net impact of foreign exchange rates of approximately $49 million; higher restructuring, acquisition and integration-related, and other costs of approximately $48 million and higher legal settlements, reserves and fees of approximately $34 million, partially offset by productivity gains of approximately $111 million and lower inflation of approximately $80 million.

Global Ceramic—Operating loss was $166.4 million for 2023 compared to operating loss of $236.1 million for 2022. The change was primarily attributable to lower impairment charges to reduce the carrying amount of goodwill and indefinite-lived intangibles of approximately $262 million and productivity gains of approximately $59 million, partially offset by lower sales volume of approximately $94 million; higher inflation of approximately $62 million; the unfavorable impact of temporary plant shutdowns of approximately $40 million and higher restructuring, acquisition and integration-related, and other costs of approximately $37 million.

Flooring NA—Operating loss was $57.2 million for 2023 compared to operating income of $231.1 million for 2022. The change was primarily attributable to higher impairment charges to reduce the carrying amount of goodwill and indefinite-lived intangibles of approximately $214 million; the unfavorable net impact of price and product mix of approximately $93 million and lower sales volume of approximately $71 million, partially offset by lower inflation of approximately $89 million and productivity gains of approximately $30 million.

Flooring ROW—Operating income was $69.7 million for 2023 compared to operating income of $340.2 million for 2022. The change was primarily attributable to higher impairment charges to reduce the carrying amount of goodwill and indefinite-lived intangibles of approximately $229 million; lower sales volume of approximately $58 million and the unfavorable net impact of foreign exchange rates of approximately $35 million, partially offset by lower inflation of approximately $59 million.

Interest Expense

Interest expense was $77.5 million for 2023 compared to interest expense of $51.9 million for 2022. The change was primarily attributable to a significant increase in interest rates, as well as increased borrowings due to the acquisitions made in 2022 and the first quarter of 2023.

Other Income and Expense

Other income was $10.8 million for 2023 compared to other expense of $8.4 million for 2022. The change was primarily attributable to the reversal of an uncertain tax position recorded with the Company's 2017 acquisition of Emilceramica S.r.l during the twelve months ended December 31, 2022.

Income Tax Expense

For 2023, the Company recorded income tax expense of $84.9 million on loss before income taxes of $354.5 million for an effective tax rate of (23.9)%, as compared to an income tax expense of $158.1 million on earnings before income taxes of $183.9 million, resulting in an effective tax rate of 86.0% for 2022. The change in the effective tax rate was primarily driven by a shift from earnings before income taxes to a loss before income taxes and an increase in the impairment of non-deductible goodwill.

Liquidity and Capital Resources

The Company's primary capital requirements are for working capital, capital expenditures and acquisitions. The Company's capital needs are met primarily through a combination of internally generated funds, commercial paper, bank credit lines, term and senior notes and credit terms from suppliers. As of December 31, 2023, the Company had a total of $1,882.1 million available under its Senior Credit Facility. The Company also maintains local currency revolving lines of credit and other credit facilities to provide liquidity to its businesses around the world. None of such local facilities are material in amount.

Net cash provided by operating activities for the year ended 2023 was $1,329.2 million, compared to net cash provided by operating activities of $669.2 million for the year ended 2022. The change was primarily attributable to the change in inventory and accounts receivable, partially offset by lower net earnings and the change in accounts payable.

Net cash used in investing activities for the year ended 2023 was $970.3 million compared to net cash used in investing activities of $625.3 million for the year ended 2022. The change was primarily due to the increase in acquisitions of $305.8 million and the increase in capital expenditures of $32.2 million.

Net cash used in financing activities for the year ended 2023 was $210.7 million compared to net cash provided by financing activities of $194.3 million for the year ended 2022. The change was primarily attributable to lower proceeds (net of payments) from commercial paper of $1,044 million, lower proceeds from the Term Loan Facility of $908 million, partially offset by higher proceeds (net of payments) on the Senior Notes of $1,200 million and lower share repurchases of $308 million.

On February 10, 2022, the Company's Board of Directors approved a new share repurchase program, authorizing the Company to repurchase up to $500 million of its common stock (the "2022 Share Repurchase Program"). As of December 31, 2023, there remains $229.2 million authorized under the 2022 Share Repurchase Program.

As of December 31, 2023, the Company had cash of $642.6 million, of which $89.5 million was held outside the United States. The Company plans to permanently reinvest the cash held outside the United States. The Company believes that its cash and cash equivalents, cash generated from operations and availability under its Senior Credit Facility will be sufficient to meet its planned capital expenditures, working capital investments and debt servicing requirements over the next twelve months.

On January 31, 2024, the Company prepaid the entirety of the USD portion of the Term Loan Facility, in the amount of $675,000. On February 16, 2024, the Company prepaid the entirety of the EUR portion of the Term Loan Facility, in the amount of €220,000.

See Note 10, *Long-Term Debt*, of the notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for further discussion of the Company's long-term debt. The Company may continue, from time to time, to retire its outstanding debt through cash purchases in the open market, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. The amount involved may be material.

Contractual Obligations and Commitments

The following is a summary of the Company's future minimum payments under contractual obligations and commitments as of December 31, 2023 (in millions):

Contractual Obligations and Commitments:	Total	2024	2025	2026	2027	2028	Thereafter
Long-term debt, including current maturities	$ 2,714.5	1,001.9	16.2	14.0	562.7	607.6	512.2
Interest payments on long-term debt and finance leases [1]	373.8	100.4	64.4	64.0	63.6	53.6	27.8
Operating leases	497.7	134.0	117.8	96.5	67.3	43.6	38.5
Purchase commitments [2]	336.6	188.2	24.5	23.7	23.7	23.5	53.0
Expected pension contributions [3]	4.1	4.1	–	–	–	–	–
Uncertain tax positions [4]	22.1	22.1	–	–	–	–	–
Guarantees [5]	19.4	19.4	–	–	–	–	–
Total	$ 3,968.2	1,470.1	222.9	198.2	717.3	728.3	631.5

[1] For fixed-rate debt, the Company calculated interest based on the applicable rates and payment dates. For variable-rate debt, the Company estimated average outstanding balances for the respective periods and applied interest rates in effect as of December 31, 2023 to these balances.

[2] Includes volume commitments, primarily for raw material purchases.

[3] Includes the estimated pension contributions for 2024 only, as the Company is unable to estimate the pension contributions beyond 2024. The Company's projected benefit obligation and plan assets as of December 31, 2023 were $80.0 million and $73.7 million, respectively. The projected benefit obligation liability has not been presented in the table above due to uncertainty as to amounts and timing regarding future payments.

[4] Excludes $71.7 million of non-current accrued income tax liabilities and related interest and penalties for uncertain tax positions. These liabilities have not been presented in the table above due to uncertainty as to amounts and timing regarding future payments.

[5] Includes bank guarantees and letters of credit.

Critical Accounting Policies

In preparing the Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles, the Company must make decisions which impact the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. Such decisions include the selection of appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, the Company applies judgment based on its understanding and analysis of the relevant circumstances and historical experience. Actual amounts could differ from those estimated at the time the Consolidated Financial Statements are prepared.

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K. Some of those significant accounting policies require the Company to make subjective or complex judgments or estimates. Critical accounting estimates are defined as those that are both most important to the portrayal of a company's financial condition and results and require management's most difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company believes the following accounting policies require it to use judgments and estimates in preparing its consolidated financial statements and represent critical accounting policies.

- *Acquisition accounting.* The fair value of the consideration the Company pays for each new acquisition is allocated to tangible assets and identifiable intangible assets,

liabilities assumed, any noncontrolling interest in the acquired entity and goodwill. The accounting for acquisitions involves a considerable amount of judgment and estimate, including the fair value of certain forms of consideration; fair value of acquired intangible assets involving projections of future revenues and cash flows that are then either discounted at an estimated discount rate or measured at an estimated royalty rate; fair value of other acquired assets and assumed liabilities, including potential contingencies; and the useful lives of the acquired assets. The assumptions used are determined at the time of the acquisition in accordance with accepted valuation models. Projections are developed using internal forecasts, available industry and market data and estimates of long-term rates of growth for the business. The impact of prior or future acquisitions on the Company's financial position or results of operations may be materially impacted by the change in or initial selection of assumptions and estimates. See Note 2, *Acquisitions* included in Part II, Item 8 of this Form 10-K for further discussion of business combination accounting valuation methodology and assumptions.

- *Goodwill and other intangibles* - The Company performs its annual testing of goodwill and indefinite-lived intangibles on the first day of the fourth quarter of each year. Between annual testing dates, the Company monitors factors such as its market capitalization, comparable company market multiples and macroeconomic conditions to identify conditions that could impact the Company's assumptions utilized in the determination of the estimated fair values of the Company's reporting units and indefinite-lived intangible assets significantly enough to trigger an impairment.

The goodwill impairment tests are based on determining the fair value of the specified reporting units based on management judgments and assumptions using the discounted cash flows under the income approach classified in Level 3 of the fair value hierarchy and comparable company market valuation classified in Level 2 of the fair value hierarchy approaches. The Company has identified Global Ceramic, Flooring NA and Flooring ROW as its reporting units for the purposes of allocating and testing for impairment. Indefinite-lived intangibles are recorded and tested for impairment at the asset level. The valuation approaches are subject to key judgments and assumptions that are sensitive to change such as judgements and assumptions about appropriate sales growth rates, operating margins, WACC and comparable company market multiples.

As a result of a decrease in the Company's market capitalization, macroeconomic conditions and an increase in the WACC, the Company determined that a triggering event occurred requiring goodwill impairment testing for each of its reporting units as of September 30, 2023 and October 1, 2022. The impairment tests indicated pre-tax, non-cash goodwill impairment charges related to all 3 reporting units of $870,750 ($859,725 net of tax) and in the Global Ceramic reporting unit of $688,514 ($679,664 net of tax) which the Company recorded during 2023 and 2022, respectively.

The Company compared the estimated fair values of its indefinite-lived intangibles to their carrying values and determined that there were impairment charges of $6,994 ($5,181 net of tax) in all 3 reporting units and $7,257 ($5,939 net of tax) in the Flooring ROW and Flooring NA reporting units during the third quarter of 2023 and 2022, respectively.

A significant or prolonged deterioration in economic conditions, continued increases in the costs of raw materials and energy combined with an inability to pass these costs on to customers, a further decline in the Company's market capitalization or comparable company market multiples, projected future cash flows, or increases in the WACC, could impact the Company's assumptions and require a reassessment of goodwill or indefinite-lived intangible assets for impairment in future periods. Future declines in estimated after tax cash flows, increases in the WACC or a decline in market capitalization could result in an additional indication of impairment in one or more of the Company's reporting units.

- *Long-lived assets.* The Company reviews its long-lived asset groups, which include intangible assets subject to amortization, which for the Company are its patents and customer relationships, for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset groups may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated by these asset groups. If such asset groups are considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets held for sale are reported at the lower of the carrying amount or fair value less estimated costs of disposal and are no longer depreciated.

- *Income taxes.* The Company's effective tax rate is based on its income, statutory tax rates and tax planning opportunities available in the jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining the Company's tax expense and in evaluating the Company's tax positions. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in a future period. The Company evaluates the recoverability of these future tax benefits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely on estimates, including business forecasts and other projections of financial results over an extended period of time. In the event that the Company is not able to realize all or a portion of its deferred tax assets in the future, a valuation allowance is provided. The Company would recognize such amounts through a charge to income in the period in which that determination is made or when tax law changes are enacted. For further information regarding the Company's valuation allowances, see Note 15, *Income Taxes*, included in Part II, Item 8 of this Form 10-K.

In the ordinary course of business there is inherent uncertainty in quantifying the Company's income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the Company's evaluation of the facts, circumstances and information available as of the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information, as required by the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740-10. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements. For further information regarding the Company's uncertain tax positions, see Note 15, *Income Taxes,* included in Part II, Item 8 of this Form 10-K.

Recent Accounting Pronouncements

See Note 1, *Summary of Significant Accounting Policies,* of the Company's accompanying Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for a description of recent accounting pronouncements and the potential impact on our financial statements and disclosures.

Impact of Inflation

Inflation affects the Company's manufacturing costs, distribution costs and operating expenses. The Company expects raw material prices, many of which are petroleum-based, to fluctuate based upon worldwide supply and demand of commodities utilized in the Company's production processes. Although the Company attempts to pass on increases in raw material, labor, energy and fuel-related costs to its customers, the Company's ability to do so is dependent upon the rate and magnitude of any increase, competitive pressures and market conditions for the Company's products. There have been in the past, and may be in the future, periods of time during which increases in these costs cannot be fully recovered. In the past, the Company has often been able to enhance productivity and develop new product innovations to help offset increases in costs resulting from inflation in its operations.

Seasonality

The Company is a calendar year-end company. Global Ceramic and Flooring NA typically have higher net sales in the second and third quarters. Flooring ROW typically has higher net sales in the first and second quarters. Because periods of economic downturn can affect the seasonality of each segment, sales for any one quarter are not necessarily indicative of the sales that may be achieved for any other quarter or for the full year.

Item 7A.   *Quantitative and Qualitative Disclosures about Market Risk*

The Company's market risk is impacted by changes in foreign currency exchange rates, interest rates and certain commodity prices. Financial exposures to these risks are monitored as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effect that the volatility of these markets may have on its operating results. The Company does not regularly engage in speculative transactions, nor does it regularly hold or issue financial instruments for trading purposes. The Company did not have any derivative contracts outstanding as of December 31, 2023 and 2022.

Interest Rate Risk

As of December 31, 2023, approximately 64% of the Company's debt portfolio was comprised of fixed-rate debt and 36% was variable-rate debt. The Company believes that probable near-term changes in interest rates would not materially affect its financial condition, results of operations or cash flows. The annual impact on interest expense of a one-percentage point interest rate change on the outstanding balance of the Company's variable-rate debt as of December 31, 2023 would be approximately $10 million.

Foreign Exchange Risk

As a result of being a global enterprise, there is exposure to market risks from changes in foreign currency exchange rates, which may adversely affect the operating results and financial condition of the Company. Principal foreign currency exposures relate primarily to the euro and to a lesser extent the Russian ruble, the Brazilian real, the Mexican peso, the British pound, the Australian dollar and the Bulgarian lev.

The Company's objective is to balance, where possible, non-functional currency denominated assets to non-functional currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. The Company enters into cross border transactions through importing and exporting goods to and from different countries and locations. These transactions generate foreign exchange risk as they create assets, liabilities and cash flows in currencies other than their functional currency. This also applies to services provided and other cross border agreements among subsidiaries.

The Company takes steps to minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities. The Company does not enter into any speculative positions with regard to derivative instruments.

Based on financial results for the year ended December 31, 2023, a hypothetical overall 10 percent change in the U.S. dollar against all foreign currencies would have resulted in a translational adjustment of approximately $4 million. The effect of a uniform movement of all currencies by 10% is provided to illustrate a hypothetical scenario and related effect on operating income. Actual results will differ as foreign currencies may move in uniform or different directions and in different magnitudes.

Item 8.   *Consolidated Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Mohawk Industries, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mohawk Industries, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the carrying value of goodwill in the Flooring Rest of World and Flooring North America Reporting Units

As discussed in Note 8 to the consolidated financial statements, during 2023 the Company recognized $231.6 million and $214.8 million of goodwill impairment charges for the Flooring Rest of World and Flooring North America reporting units, respectively. The goodwill impairment resulted from a sustained decline in the Company's market capitalization and projected future cash flows, and an increase in the discount rate. The goodwill balance as of December 31, 2023 was $1,159.7 million, of which $787.5 million and $372.2 million related to the Flooring Rest of World and Flooring North America reporting units, respectively. The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of goodwill might exceed the fair value of a reporting unit.

We identified the assessment of the fair value of goodwill in the Flooring Rest of World and Flooring North America reporting units as of the measurement date as a critical audit matter. Specifically, the assessment of the Company's forecasted sales growth rates, forecasted margins, discount rates, and selection of comparable company market multiples used in the Company's fair value estimation of the reporting units required a higher degree of subjective auditor judgment and required the involvement of valuation professionals. Changes in these assumptions could have a significant impact on the fair value of the reporting units.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's goodwill impairment assessment process including controls over the reasonableness of the assumptions listed above. We evaluated the Company's forecasted sales growth rates and margins and compared the growth assumptions to the Company's historical performance and to relevant market data. We also performed sensitivity analyses over certain assumptions listed above to assess their impact on the Company's determination of the fair value of the Flooring Rest of World and Flooring North America reporting units. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reporting units' discount rates by comparing them to a range of discount rates for comparable companies that were independently developed using publicly available data and the Company's selection of comparable company market multiples.

/s/ KPMG LLP

We have served as the Company's auditor since 1990.

Atlanta, Georgia
February 23, 2024

To the Stockholders and Board of Directors
Mohawk Industries, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Mohawk Industries, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Atlanta, Georgia
February 23, 2024

MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2023, 2022 and 2021

(In thousands, except per share data)		2023	2022	2021
Net sales	$	**11,135,115**	11,737,065	11,200,613
Cost of sales		**8,425,463**	8,793,639	7,931,879
Gross profit		**2,709,652**	2,943,426	3,268,734
Selling, general and administrative expenses		**2,119,716**	2,003,438	1,933,723
Impairment of goodwill and indefinite-lived intangibles		**877,744**	695,771	–
Operating income (loss)		**(287,808)**	244,217	1,335,011
Interest expense		**77,514**	51,938	57,252
Other (income) expense, net		**(10,813)**	8,386	(12,234)
Earnings (loss) before income taxes		**(354,509)**	183,893	1,289,993
Income tax expense		**84,862**	158,110	256,445
Net earnings (loss) including noncontrolling interests		**(439,371)**	25,783	1,033,548
Less: net earnings attributable to noncontrolling interests		**145**	536	389
Net earnings (loss) attributable to Mohawk Industries, Inc.	$	**(439,516)**	25,247	1,033,159
Basic earnings (loss) per share attributable to Mohawk Industries, Inc.				
Basic earnings (loss) per share attributable to Mohawk Industries, Inc.	$	**(6.90)**	0.40	15.01
Weighted-average common shares outstanding—basic		**63,657**	63,826	68,852
Diluted earnings (loss) per share attributable to Mohawk Industries, Inc.				
Diluted earnings (loss) per share attributable to Mohawk Industries, Inc.	$	**(6.90)**	0.39	14.94
Weighted-average common shares outstanding—diluted		**63,657**	64,062	69,145

See accompanying notes to the Consolidated Financial Statements.

MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2023, 2022 and 2021

(In thousands)		2023	2022	2021
Net earnings (loss) including noncontrolling interests	$	**(439,371)**	25,783	1,033,548
Other comprehensive income (loss):				
Foreign currency translation adjustments		**35,000**	(155,424)	(279,384)
Prior pension and post-retirement benefit service cost and actuarial gain (loss), net of tax		**(1,037)**	8,124	7,137
Other comprehensive income (loss)		**33,963**	(147,300)	(272,247)
Comprehensive income (loss)		**(405,408)**	(121,517)	761,301
Less: comprehensive income (loss) attributable to noncontrolling interests		**(187)**	541	(51)
Comprehensive income (loss) attributable to Mohawk Industries, Inc.	$	**(405,221)**	(122,058)	761,352

See accompanying notes to the Consolidated Financial Statements.

MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2023 and 2022

(In thousands, except per share data)		2023	2022
ASSETS			
Current assets:			
Cash and cash equivalents	$	642,550	509,623
Short-term investments		–	158,000
Receivables, net		1,874,656	1,904,786
Inventories		2,551,853	2,793,765
Prepaid expenses		515,819	498,222
Other current assets		19,339	30,703
Total current assets		5,604,217	5,895,099
Property, plant and equipment, net		4,993,166	4,661,178
Right of use operating lease assets		428,532	387,816
Goodwill		1,159,724	1,927,759
Tradenames		705,746	668,328
Other intangible assets subject to amortization, net		169,637	189,620
Deferred income taxes and other non-current assets		498,847	390,632
Total assets	$	13,559,869	14,120,432
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current portion of long-term debt	$	1,001,715	840,571
Accounts payable and accrued expenses		2,035,339	2,124,448
Current operating lease liabilities		108,860	105,266
Total current liabilities		3,145,914	3,070,285
Deferred income taxes		391,500	444,660
Long-term debt, less current portion		1,701,785	1,978,563
Non-current operating lease liabilities		337,506	296,136
Other long-term liabilities		354,028	312,874
Total liabilities		5,930,733	6,102,518
Commitments and contingencies (Note 16)			
Stockholders' equity:			
Preferred stock, $.01 par value; 60 shares authorized; no shares issued		–	–
Common stock, $.01 par value; 150,000 shares authorized; 71,024 and 70,875 shares issued and outstanding in 2023 and 2022, respectively		710	709
Additional paid-in capital		1,947,477	1,930,789
Retained earnings		6,970,244	7,409,760
Accumulated other comprehensive income (loss)		(1,079,963)	(1,114,258)
		7,838,468	8,227,000
Less: treasury stock at cost; 7,338 and 7,341 shares in 2023 and 2022, respectively		215,397	215,491
Total Mohawk Industries, Inc. stockholders' equity		7,623,071	8,011,509
Noncontrolling interests		6,065	6,405
Total stockholders' equity		7,629,136	8,017,914
Total liabilities and stockholders' equity	$	13,559,869	14,120,432

See accompanying notes to the Consolidated Financial Statements.

MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2023, 2022 and 2021

	Total Stockholders' Equity								
	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock		Nonredeemable Noncontrolling	Total Stockholders'
(In thousands)	Shares	Amount	Capital	Earnings	Income (Loss)	Shares	Amount	Interests	Equity
Balances at December 31, 2020	77,624	$ 776	$ 1,885,142	$ 7,559,191	$ (695,145)	(7,346)	$ (215,648)	$ 6,842	$ 8,541,158
Shares issued under employee and director stock plans, net of shares withheld to pay taxes on employees' equity awards	144	1	338	–	–	3	101	–	440
Stock-based compensation expense	–	–	25,651	–	–	–	–	–	25,651
Repurchases of common stock	(4,816)	(48)	–	(900,286)	–	–	–	–	(900,334)
Net earnings attributable to noncontrolling interests	–	–	–	–	–	–	–	389	389
Currency translation adjustment on noncontrolling interests	–	–	–	–	–	–	–	(440)	(440)
Currency translation adjustment	–	–	–	–	(278,944)	–	–	–	(278,944)
Prior pension and post-retirement benefit service cost and actuarial gain (loss), net of tax	–	–	–	–	7,137	–	–	–	7,137
Net earnings (loss)	–	–	–	1,033,159	–	–	–	–	1,033,159
Balances at December 31, 2021	72,952	729	1,911,131	7,692,064	(966,952)	(7,343)	(215,547)	6,791	8,428,216
Shares issued under employee and director stock plans, net of shares withheld to pay taxes on employees' equity awards	107	1	(3,323)	–	–	2	56	–	(3,266)
Stock-based compensation expense	–	–	22,409	–	–	–	–	–	22,409
Repurchases of common stock	(2,184)	(21)	–	(307,551)	–	–	–	–	(307,572)
Net earnings attributable to noncontrolling interests	–	–	–	–	–	–	–	536	536
Currency translation adjustment on noncontrolling interests	–	–	–	–	–	–	–	5	5
Purchase of nonredeemable noncontrolling interest, net of taxes	–	–	572	–	–	–	–	(927)	(355)
Currency translation adjustment	–	–	–	–	(155,430)	–	–	–	(155,430)
Prior pension and post-retirement benefit service cost and actuarial gain (loss), net of tax	–	–	–	–	8,124	–	–	–	8,124
Net earnings (loss)	–	–	–	25,247	–	–	–	–	25,247
Balances at December 31, 2022	70,875	709	1,930,789	7,409,760	(1,114,258)	(7,341)	(215,491)	6,405	8,017,914
Shares issued under employee and director stock plans, net of shares withheld to pay taxes on employees' equity awards	**149**	**1**	**(4,325)**	**–**	**–**	**3**	**94**	**–**	**(4,230)**
Stock-based compensation expense	**–**	**–**	**20,960**	**–**	**–**	**–**	**–**	**–**	**20,960**
Net earnings attributable to noncontrolling interests	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**145**	**145**
Currency translation adjustment on noncontrolling interests	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(332)**	**(332)**
Purchase of nonredeemable noncontrolling interest, net of taxes	**–**	**–**	**53**	**–**	**–**	**–**	**–**	**(153)**	**(100)**
Currency translation adjustment	**–**	**–**	**–**	**–**	**35,332**	**–**	**–**	**–**	**35,332**
Prior pension and post-retirement benefit service cost and actuarial gain (loss), net of tax	**–**	**–**	**–**	**–**	**(1,037)**	**–**	**–**	**–**	**(1,037)**
Net earnings (loss)	**–**	**–**	**–**	**(439,516)**	**–**	**–**	**–**	**–**	**(439,516)**
Balances at December 31, 2023	**71,024**	**$ 710**	**$ 1,947,477**	**$6,970,244**	**$(1,079,963)**	**(7,338)**	**$(215,397)**	**$ 6,065**	**$7,629,136**

See accompanying notes to the Consolidated Financial Statements.

MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2023, 2022 and 2021

(In thousands)	2023	2022	2021
Cash flows from operating activities:			
Net earnings (loss) including noncontrolling interests	$ (439,371)	25,783	1,033,548
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Restructuring	82,703	47,716	10,783
Impairment of goodwill and indefinite-lived intangibles	877,744	695,771	–
Depreciation and amortization	630,327	595,464	591,711
Deferred income taxes	(109,946)	(51,098)	(4,929)
(Gain) loss on disposal of property, plant and equipment	(102)	697	5,462
Stock-based compensation expense	20,960	22,409	25,651
Changes in operating assets and liabilities, net of effects of acquisitions:			
Receivables, net	150,554	(84,381)	(207,047)
Inventories	281,284	(409,601)	(519,229)
Accounts payable and accrued expenses	(194,012)	(94,137)	360,791
Other assets and prepaid expenses	(14,418)	(49,552)	(66,844)
Other liabilities	43,506	(29,918)	79,222
Net cash provided by operating activities	1,329,229	669,153	1,309,119
Cash flows from investing activities:			
Additions to property, plant and equipment	(612,929)	(580,742)	(676,120)
Acquisitions, net of cash acquired	(515,406)	(209,602)	(123,969)
Purchases of short-term investments	(775,000)	(2,481,000)	(1,211,239)
Redemption of short-term investments	933,000	2,646,000	1,454,574
Net cash used in investing activities	(970,335)	(625,344)	(556,754)
Cash flows from financing activities:			
Payments on Senior Credit Facilities	(1,015,186)	(5,000)	–
Proceeds from Senior Credit Facilities	1,073,377	5,000	–
Payments on commercial paper	(16,402,415)	(19,412,925)	(570,362)
Proceeds from commercial paper	15,578,843	19,633,142	1,185,020
Proceeds from Senior Notes issuance	600,000	–	–
Repayments on Senior Notes	–	(600,000)	(932,252)
Proceeds from Term Loan Facility	–	907,952	–
Net payments of other financing activities	(39,084)	(23,455)	(11,656)
Debt issuance costs	(5,592)	(2,543)	–
Purchase of Mohawk common stock	–	(307,572)	(900,334)
Change in outstanding checks in excess of cash	(626)	(251)	(2,641)
Net cash provided by (used in) financing activities	(210,683)	194,348	(1,232,225)
Effect of exchange rate changes on cash and cash equivalents	(15,284)	2,571	(19,870)
Net change in cash and cash equivalents	132,927	240,728	(499,730)
Cash and cash equivalents, beginning of year	509,623	268,895	768,625
Cash and cash equivalents, end of year	$ 642,550	509,623	268,895

See accompanying notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
Years Ended December 31, 2023, 2022 and 2021
(In thousands, except per share data)

(1) Summary of Significant Accounting Policies

Basis of Presentation

Mohawk Industries, Inc. ("Mohawk" or the "Company"), a term which includes the Company and its subsidiaries, is a leading global flooring manufacturer that creates products to enhance residential and commercial spaces around the world. The Company's vertically integrated manufacturing and distribution processes provide competitive advantages in the production of carpet, rugs, ceramic tile, laminate, wood, stone, luxury vinyl tile ("LVT") and sheet vinyl flooring.

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2023, the Company had cash and cash equivalents of $642,550, of which $89,450 was held outside the United States. As of December 31, 2022, the Company had cash and cash equivalents of $509,623, of which $210,368 was held outside the United States.

Short-term Investments

The Company invests in high quality credit instruments. At December 31, 2022, short-term investments consisted solely of investments in the Company's commercial paper by its wholly-owned captive insurance company.

Fair Value

Accounting principles generally accepted in the U.S. define fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). These valuation techniques are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. As the basis for evaluating such inputs, a three-tier value hierarchy prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Accounts Receivable and Revenue Recognition

The Company recognizes revenue when it satisfies performance obligations as evidenced by the transfer of control of the promised goods to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. The nature of the promised goods are ceramic, stone, carpet, resilient (includes sheet vinyl and LVT), laminate, wood and other flooring products. Payment is typically received 90 days or less from the invoice date. The Company adjusts the amounts of revenue for expected cash discounts, sales allowances, returns and claims based upon historical experience. The Company adjusts accounts receivable for doubtful account allowances based upon historical bad debt, claims experience, periodic evaluation of specific customer accounts and the aging of accounts receivable. If the financial condition of the Company's customers were to deteriorate, resulting in a change in their ability to make payments, additional allowances may be required.

The Company accounts for incremental costs of obtaining a contract as an expense when incurred in selling, general and administrative expenses if the amortization period is less than one year.

The Company accounts for shipping and handling activities performed after control has been transferred as a fulfillment cost in cost of sales.

Inventories

The Company accounts for all inventories on the first-in, first-out ("FIFO") method. Inventories are stated at the lower of cost or net realizable value. Cost has been determined using the FIFO method. Costs included in inventory include raw materials, direct and indirect labor, employee benefits, depreciation, general manufacturing overhead and various other costs of manufacturing. Inventories on hand are compared against anticipated future usage, which is a function of historical usage, anticipated future selling price, expected sales below cost, excessive quantities and an evaluation for obsolescence.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, including capitalized interest. Depreciation is calculated on a straight-line basis over the estimated remaining useful lives, which are 15-40 years for buildings and improvements, 3-25 years for machinery and equipment, 3-7 years for furniture and fixtures and the shorter of the estimated useful life or lease term for leasehold improvements.

Accounting for Business Combinations

The Company accounts for business combinations under the acquisition method of accounting which requires it to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations.

Goodwill and Other Intangible Assets

In accordance with the provisions of the FASB ASC Topic 350, Intangibles-Goodwill and Other, the Company tests goodwill and other intangible assets with indefinite lives, which for the Company are tradenames, for impairment on an annual basis on the first day of the fourth quarter (or on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value). The Company's annual impairment tests of goodwill and tradenames may be completed through qualitative assessments. The Company may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test, for any reporting unit or tradename, in any period. The Company can resume the qualitative assessment for any reporting unit or tradename in any subsequent period.

The Company has identified Global Ceramic, Flooring North America ("Flooring NA") and Flooring Rest of the World ("Flooring ROW") as its reporting units for the purposes of allocating goodwill as well as assessing impairments. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment.

Under a qualitative approach, the Company's impairment review for goodwill consists of an assessment of whether it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. If the Company elects to bypass the qualitative assessment for any reporting units, or if a qualitative assessment indicates it is more-likely-than-not that the estimated carrying value of a reporting unit exceeds its fair value, the Company performs a quantitative goodwill impairment test that requires it to estimate the fair value of the reporting unit.

The quantitative goodwill impairment tests are based on determining the fair value of the specified reporting units based on management judgments and assumptions using the discounted cash flows under the income approach classified in Level 3 of the fair value hierarchy and comparable company market valuation classified in Level 2 of the fair value hierarchy approaches. If the carrying value of a reporting unit exceeds its fair value, the Company will measure any goodwill impairment loss as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The valuation approaches are subject to key judgments and assumptions that are sensitive to change such as judgments and assumptions about appropriate sales growth rates, operating margins, weighted average cost of capital ("WACC"), and comparable company market multiples. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the fair value of the reporting unit. However, estimates are inherently uncertain and represent only management's reasonable expectations regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Should a significant or prolonged deterioration in economic conditions occur, such as declines in spending for new construction, remodeling and replacement activities; the inability to pass increases in the costs of raw materials and fuel on to customers; or a decline in comparable company market multiples, then key judgments and assumptions could be impacted.

Under a qualitative approach, the Company's impairment review for tradenames consists of an assessment of whether it is more-likely-than-not that a tradename's fair value is less than its carrying value. If the Company elects to bypass the qualitative assessment for any tradename, or if a qualitative assessment indicates it is more-likely-than-not that the estimated carrying value of a tradename exceeds its fair value, the Company performs a quantitative tradename impairment test of the tradename.

The quantitative impairment evaluation for tradenames involves a comparison of the estimated fair value of the tradename to its carrying amount. If the carrying value of the tradename exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The determination of fair value used in the impairment evaluation is based on discounted estimates of future sales projections attributable to ownership of the tradenames. Significant judgments inherent in this analysis include assumptions about appropriate sales growth rates, royalty rates, applicable discount rate and the amount of expected future cash flows. The judgments and assumptions used in the estimate of fair value are generally consistent with past performance and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. The determination of fair value is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of the tradenames. Estimated cash flows are sensitive to changes in the economy among other things.

Intangible assets with finite lives are amortized based on average lives, which range from 5-20 years.

Leases

The Company measures right of use ("ROU") assets and lease liabilities based on the present value of the future minimum lease payments over the lease term at the commencement date. Minimum lease payments include the fixed lease and non-lease components of the agreement, as well as any variable rent payments that depend on an index, initially measured using the index at the lease commencement date. The ROU assets are adjusted for any initial direct costs incurred less any lease incentives received, in addition to payments made on or before the commencement date of the lease. The Company recognizes lease expense for leases on a straight-line basis over the lease term. Variable rent expenses consist primarily of maintenance, property taxes and charges based on usage.

As the implicit rate is not readily determinable for most of the Company's lease agreements, the Company uses an estimated incremental borrowing rate to determine the initial present value of lease payments. These discount rates for leases are calculated using the Company's credit spread adjusted for current market factors and foreign currency rates.

The Company determines if a contract is or contains a lease at inception. The Company has operating and finance leases for service centers, warehouses, showrooms, and machinery and equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet and expensed as incurred. The Company enters into lease contracts ranging from 1 to 60 years with a majority of the Company's lease terms ranging from 1 to 10 years.

Some leases include one or more options to renew, with renewal terms that can extend the lease term from 3 to 10 years or more. The exercise of these lease renewal options is at the Company's sole discretion. An insignificant number of the Company's leases include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes

the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

Financial Instruments

The Company's financial instruments consist primarily of short-term investments, receivables, accounts payable, accrued expenses, short-term debt and long-term debt. The carrying amounts of receivables, accounts payable and accrued expenses approximate their fair value because of the short-term maturity of such instruments. The Company has a wholly-owned captive insurance company that may periodically invest in the Company's commercial paper. These short-term commercial paper investments are classified as trading securities and carried at fair value based upon level two fair value hierarchy. The carrying amount of the Company's variable-rate debt approximates its fair value based upon level two fair value hierarchy. Interest rates that are currently available to the Company for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of the Company's long-term debt.

Advertising Costs and Vendor Consideration

Advertising and promotion expenses are charged to earnings during the period in which they are incurred. Advertising and promotion expenses included in selling, general, and administrative expenses were $135,175 in 2023, $126,898 in 2022 and $139,538 in 2021.

Vendor consideration, generally cash, is classified as a reduction of net sales, unless specific criteria are met regarding goods or services that the Company may receive in return for this consideration. The Company makes various payments to customers, including rebates, slotting fees, advertising allowances, buy-downs and co-op advertising. All of these payments reduce gross sales with the exception of co-op advertising. Co-op advertising expenses, classified as a selling, general and administrative expense, were $11,592 in 2023, $15,231 in 2022 and $22,092 in 2021.

Product Warranties

The Company warrants certain qualitative attributes of its flooring products. The Company has recorded a provision for estimated warranty and related costs based on historical experience and periodically adjusts these provisions to reflect actual experience.

Impairment of Long-Lived Assets

The Company reviews its long-lived asset groups, which include intangible assets such as patents and customer relationships subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset groups may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated by these asset groups. If such asset groups are considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets held for sale are reported at the lower of the carrying amount or fair value less estimated costs of disposal and are no longer depreciated.

Foreign Currency Translation

The Company's subsidiaries that operate outside the United States generally use their local currency as the functional currency. The functional currency is translated into U.S. dollars for balance sheet accounts using the month end rates in effect as of the balance sheet date and average exchange rate for revenue and expense accounts for each respective period. The translation adjustments are deferred as a separate component of stockholders' equity, within accumulated other comprehensive income (loss). Gains or losses resulting from transactions denominated in foreign currencies are included in other income or expense, within the consolidated statements of operations.

Earnings (Loss) per Share ("EPS")

Basic earnings (loss) per share is calculated using net earnings (loss) available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted-average number of shares is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

Dilutive unvested restricted shares (units) are included in the diluted EPS calculation using the treasury stock method.

Computations of basic and diluted earnings (loss) per share are presented for the years ended December 31, 2023, 2022 and 2021, respectively, in the following table:

	2023	2022	2021
Net earnings (loss) available to common stockholders	$ (439,516)	25,247	1,033,159
Weighted-average common shares outstanding—basic and diluted:			
Weighted-average common shares outstanding—basic	63,657	63,826	68,852
Add weighted-average dilutive potential common shares—RSUs, net [1]	–	236	293
Weighted-average common shares outstanding—diluted	63,657	64,062	69,145
Earnings (loss) per share attributable to Mohawk Industries, Inc.			
Basic	$ (6.90)	0.40	15.01
Diluted	$ (6.90)	0.39	14.94

[1] Due to the anti-dilutive effect, 235 shares of common stock equivalents for the year ended December 31, 2023 were omitted from the calculation of diluted weighted-average common shares outstanding. There were no common stock options and unvested restricted shares (units) that were excluded from the diluted EPS computation because the price was greater than the average market price of the common shares for the periods presented for 2022 and 2021.

Stock-Based Compensation

The Company recognizes compensation expense for all share-based payments granted based on the grant-date fair value estimated in accordance with ASC 718-10, *Stock Compensation*. Compensation expense is generally recognized on a straight-line basis over the awards' estimated lives for fixed awards with ratable vesting provisions.

Employee Benefit Plans

The Company has 401(k) retirement savings plans (the "Mohawk Plan") open to substantially all U.S. and Puerto Rico based employees who have completed 60 days of eligible service. The Company contributes $.50 for every $1.00 of employee contributions up to a maximum of 6% of the employee's salary based upon each individual participants election. Employee and employer contributions to the Mohawk Plan were $61,486 and $23,892 in 2023, $63,648 and $24,483 in 2022 and $61,082 and $23,884 in 2021, respectively.

The Company also has various pension plans covering employees in Belgium, France, and the Netherlands (the "Non-U.S. Plans") within Flooring ROW. Benefits under the Non-U.S. Plans depend on compensation and years of service. The Non-U.S. Plans are funded in accordance with local regulations. The Company uses December 31 as the measurement date for its Non-U.S. Plans. The Company's projected benefit obligation and plan assets as of December 31, 2023 were $79,967 and $73,718, respectively. The Company's projected benefit obligation and plan assets as of December 31, 2022 were $55,236 and $50,702, respectively. As of December 31, 2023, the funded status of the Non-U.S. Plans was a liability of $6,249 of which $201 was recorded in accumulated other comprehensive income (loss), for a net liability of $6,048 recorded in other long-term liabilities within the consolidated balance sheets. As of December 31, 2022, the funded status of the Non-U.S. Plans was a liability of $4,534 of which $82 was recorded in accumulated other comprehensive income (loss), for a net liability of $4,452 recorded in other long-term liabilities within the consolidated balance sheets.

Comprehensive Income (Loss)

Comprehensive income (loss) includes foreign currency translation of assets and liabilities of foreign subsidiaries, effects of exchange rate changes on intercompany balances of a long-term nature and pension and post-retirement benefit service cost. The Company does not provide income taxes on currency translation adjustments, as earnings from foreign subsidiaries are considered to be indefinitely reinvested.

The Company presents currency translation adjustments on noncontrolling interests separately from currency translation adjustments on controlling interests in accumulated other comprehensive income (loss) within stockholders' equity.

The changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Foreign Currency Translation Adjustments	Prior Pension and Post-Retirement Benefit Service Cost and Actuarial Gain (Loss)	Total
Balance as of December 31, 2020	$ (680,255)	(14,890)	(695,145)
Current period other comprehensive income (loss)	(278,944)	7,137	(271,807)
Balance as of December 31, 2021	(959,199)	(7,753)	(966,952)
Current period other comprehensive income (loss)	(155,430)	8,124	(147,306)
Balance as of December 31, 2022	(1,114,629)	371	(1,114,258)
Current period other comprehensive income (loss)	35,332	(1,037)	34,295
Balance as of December 31, 2023	$ (1,079,297)	(666)	(1,079,963)

Self-Insurance Reserves

The Company is self-insured in the U.S. for various levels of general liability, automobile liability, workers' compensation and employee medical coverage. Insurance reserves are primarily calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims developed utilizing historical claim trends. Projected settlements and incurred but not reported claims are estimated based on pending claims and historical trends and data. Though the Company does not expect them to do so, actual settlements and claims could differ materially from those estimated. Material differences in actual settlements and claims could have an adverse effect on the Company's results of operations and financial condition.

The Company has a wholly-owned captive insurance company, Mohawk Assurance Services, Inc. ("MAS"). MAS insures the retained portion of the Company's U.S. general liability, automobile liability, workers' compensation exposures, pandemic, terrorism and medical coverage to MAS.

Fiscal Year

The Company ends its fiscal year on December 31. Each of the first three quarters in the fiscal year ends on the Saturday nearest the calendar quarter end with a thirteen week fiscal quarter.

Recent Accounting Pronouncements–Recently Adopted

In December 2019, the FASB issued ASU 2019-12, *Simplifying the Accounting for Income Taxes* which simplified the accounting for income taxes in several areas by removing certain exceptions and by clarifying and amending existing guidance applicable to accounting for income taxes. The Company adopted the new standard on January 1, 2021. The effect of adopting the new standard was not material.

Recent Accounting Pronouncements–Effective in Future Years

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands segment disclosures for public entities, including requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), the title and position of the CODM and an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and allocating resources. The new guidance also expands disclosures about a reportable segment's profit or loss and assets in interim periods and clarifies that a public entity may report additional measures of segment profit if the CODM uses more than one measure of a segment's profit or loss. The new guidance does not remove existing segment disclosure requirements or change how a public entity identifies its operating segments, aggregates those operating segments, or determines its reportable segments. The guidance effective for fiscal years beginning after December 15, 2023, and subsequent interim periods with early adoption permitted, and requires retrospective application to all prior periods presented in the financial statements. The Company is currently evaluating the impact this new guidance will have on its disclosures upon adoption.

On December 14, 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, applies to all entities subject to income taxes. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. For public business entities, this standard will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. Currently, the Company is assessing the impact of the new guidance. The Company does not expect the adoption of the guidance to have a significant impact on its financial statements.

(2) Acquisitions

2023 Acquisitions

During the first quarter of 2023, the Company completed the acquisitions of two ceramic tile businesses in Brazil and Mexico within Global Ceramic for $515,509. The Company's acquisitions resulted in a goodwill allocation of $87,520. None of the goodwill will be deductible for tax purposes. The factors contributing to the recognition of the amount of goodwill are based on several strategic and synergistic benefits that are expected to be realized from the acquisitions. These benefits include opportunities to improve the Company's ceramic performance by leveraging best practices, operational expertise, product innovation and manufacturing assets across the segment. The following table presents the allocation of the purchase price by major class of assets acquired and liabilities assumed as of the acquisition date.

	Amounts Recognized as of the Acquisition Date
Working capital	$ 95,336
Property, plant and equipment	333,495
Tradenames	38,539
Customer relationships	4,040
Goodwill	87,520
Long-term debt, including current portion	(26,072)
Deferred tax, net	(10,088)
Consideration transferred	522,770
Less: cash acquired	(7,261)
Net consideration transferred (net of cash acquired)	$ 515,509

The supplemental pro forma information is immaterial to the Company's financial statements.

2022 Acquisitions

During 2022, the Company completed two acquisitions in Flooring North America ("Flooring NA") for $164,475. The Company's acquisitions resulted in a goodwill allocation of $55,954 and intangible assets subject to amortization of $19,900. Substantially all of the goodwill is deductible for tax purposes. During the third and fourth quarters of 2022, the Company also completed three acquisitions in Flooring Rest of the World ("Flooring ROW") for $47,964, which resulted in a goodwill allocation of $14,759 and intangible assets subject to amortization of $3,376. An immaterial amount of goodwill is deductible for tax purposes.

2021 Acquisitions

During 2021, the Company completed acquisitions in Flooring ROW totaling $121,027, including the acquisition of an insulation manufacturer, on September 7, 2021 for $66,334 and the acquisition of a MDF production plant on November 2, 2021 for $44,357. The Company's acquisitions resulted in a goodwill allocation of $52,536 and intangible assets subject to amortization of $19,910. The goodwill was not deductible for tax purposes. The remaining acquisitions resulted in goodwill of $1,672 and intangible assets subject to amortization of $5,596.

(3) Revenue from Contracts with Customers

Contract Liabilities

The Company records contract liabilities when it receives payment prior to fulfilling a performance obligation. Contract liabilities related to revenues are recorded in accounts payable and accrued expenses on the accompanying consolidated balance sheets. The Company had contract liabilities of $67,956 and $72,572 as of December 31, 2023 and December 31, 2022, respectively.

Performance Obligations

Substantially all of the Company's revenue is recognized at a point in time when the product is either shipped or received from the Company's facilities and control of the product is transferred to the customer. Accordingly, in any period, the Company does not recognize a significant amount of revenue from performance obligations satisfied or partially satisfied in prior periods and the amount of such revenue recognized during the years ended December 31, 2023, 2022, and 2021 was immaterial.

Costs to Obtain a Contract

The Company incurs certain incremental costs to obtain revenue contracts. These costs relate to marketing display structures and are capitalized when the amortization period is greater than one year, with the amount recorded in other assets on the accompanying consolidated balance sheets. Capitalized costs to obtain contracts were $66,669 and $59,015 as of December 31, 2023 and December 31, 2022, respectively. Straight-line amortization expense recognized during 2023, 2022 and 2021 related to these capitalized costs were $61,327, $55,520 and $61,681, respectively.

Revenue Disaggregation

The following table presents the Company's segment revenues disaggregated by the geographical market location of customer sales and product categories during the years ended December 31, 2023, 2022 and 2021, respectively:

December 31, 2023		Global Ceramic	Flooring NA	Flooring ROW	Total
Geographical Markets:					
United States	$	2,320,019	3,713,311	6,728	6,040,058
Europe [2]		1,071,649	4,375	2,304,956	3,380,980
Latin America		730,326	3,776	33,671	767,773
Other		178,113	107,924	660,267	946,304
Total	$	4,300,107	3,829,386	3,005,622	11,135,115
Product Categories:					
Ceramic & Stone	$	4,258,873	34,211	–	4,293,084
Carpet & Resilient		41,234	3,021,060	893,066	3,955,360
Laminate & Wood		–	774,115	958,499	1,732,614
Other [1]		–	–	1,154,057	1,154,057
Total	$	4,300,107	3,829,386	3,005,622	11,135,115

December 31, 2022		Global Ceramic	Flooring NA	Flooring ROW	Total
Geographical Markets:					
United States	$	2,403,292	4,072,952	13,835	6,490,079
Europe [2]		1,249,953	6,345	2,445,350	3,701,648
Latin America		476,612	4,623	31,014	512,249
Other		177,824	123,121	732,144	1,033,089
Total	$	4,307,681	4,207,041	3,222,343	11,737,065
Product Categories:					
Ceramic & Stone	$	4,282,887	37,536	–	4,320,423
Carpet & Resilient		24,794	3,296,152	914,869	4,235,815
Laminate & Wood		–	873,353	1,091,133	1,964,486
Other [1]		–	–	1,216,341	1,216,341
Total	$	4,307,681	4,207,041	3,222,343	11,737,065

December 31, 2021		Global Ceramic	Flooring NA	Flooring ROW	Total
Geographical Markets:					
United States	$	2,193,234	3,978,146	10,248	6,181,628
Europe [2]		1,148,868	2,825	2,416,209	3,567,902
Latin America		421,696	3,663	9,153	434,512
Other		153,521	131,771	731,279	1,016,571
Total	$	3,917,319	4,116,405	3,166,889	11,200,613
Product Categories:					
Ceramic & Stone	$	3,903,597	35,057	–	3,938,654
Carpet & Resilient		13,722	3,287,533	992,787	4,294,042
Laminate & Wood		–	793,815	1,058,951	1,852,766
Other [1]		–	–	1,115,151	1,115,151
Total	$	3,917,319	4,116,405	3,166,889	11,200,613

[1] Other includes roofing elements, insulation boards, chipboards and IP contracts.
[2] Russia revenue included in Europe.

(4) Restructuring, Acquisition and Integration-Related Costs

The Company incurs costs in connection with acquiring, integrating and restructuring acquisitions and in connection with its global cost-reduction/productivity initiatives. For example:

- In connection with acquisition activity, the Company typically incurs costs associated with executing the transactions, integrating the acquired operations (which may include expenditures for consulting and the integration of systems and processes), and restructuring the combined company (which may include charges related to employees, assets and activities that will not continue in the combined company); and

- In connection with the Company's cost-reduction/productivity initiatives, it typically incurs costs and charges associated with site closings and other facility rationalization actions, including accelerated depreciation ("asset write-downs") and workforce reductions.

Restructuring, acquisition and integration-related costs consisted of the following during the year ended December 31, 2023, 2022 and 2021, respectively (in thousands):

		2023	2022	2021
Cost of sales:				
Restructuring costs	$	103,422	67,621	17,899
Acquisition integration-related costs		974	396	497
Restructuring and acquisition integration-related costs	$	104,396	68,017	18,396
Selling, general and administrative expenses:				
Restructuring costs	$	12,385	9,094	1,301
Acquisition transaction-related costs		2,117	1,654	2,372
Acquisition integration-related costs		12,712	2,992	1,568
Restructuring, acquisition transaction and integration-related costs	$	27,214	13,740	5,241

The restructuring activity for the years ended December 31, 2023 and 2022, respectively is as follows (in thousands):

	Lease Impairments	Asset Write-Downs (Gains on Disposals)	Severance	Other Restructuring Costs	Total
Balance as of December 31, 2021	$ –	–	1,634	995	2,629
Restructuring costs:					
Global Ceramic	–	–	3,365	–	3,365
Flooring NA	–	29,327	741	14,406	44,474
Flooring ROW	–	9,371	12,677	6,828	28,876
Corporate	–	–	–	–	–
Total restructuring costs for 2022	–	38,698	16,783	21,234	76,715
Cash payments	–	–	(8,557)	(21,241)	(29,798)
Non-cash items	–	(38,698)	177	(988)	(39,509)
Balance as of December 31, 2022	–	–	10,037	–	10,037
Restructuring costs:					
Global Ceramic	480	16,106	7,826	717	25,129
Flooring NA	–	28,180	768	22,073	51,021
Flooring ROW	–	31,453	4,272	3,770	39,495
Corporate	–	–	162	–	162
Total restructuring costs for 2023	480	75,739	13,028	26,560	115,807
Cash payments	–	–	(10,155)	(18,641)	(28,796)
Non-cash items	(480)	(75,739)	(816)	(7,919)	(84,954)
Balance as of December 31, 2023	$ –	–	12,094	–	12,094
2022 restructuring costs recorded in:					
Cost of sales	$ –	38,698	7,915	21,008	67,621
Selling, general and administrative expenses	–	–	8,868	226	9,094
Total restructuring costs for 2022	$ –	38,698	16,783	21,234	76,715
2023 restructuring costs recorded in:					
Cost of sales	$ –	75,593	5,778	22,051	103,422
Selling, general and administrative expenses	480	146	7,250	4,509	12,385
Total restructuring costs for 2023	$ 480	75,739	13,028	26,560	115,807

The Company generally expects the remaining severance and other restructuring costs to be paid over the next year.

(5) Fair Value

The Company's wholly-owned captive insurance company may invest in the Company's commercial paper. These short-term commercial paper investments are classified as trading securities and carried at fair value based upon the Level 2 fair value hierarchy.

Items Measured at Fair Value

The following table presents the items measured at fair value as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Short-term investments:		
Commercial paper (Level 2)	$ –	158,000

The fair values and carrying values of the Company's debt are disclosed in Note 10, *Long-Term Debt*.

(6) Receivables, net

	December 31, 2023	December 31, 2022
Customers, trade	$ 1,716,309	1,699,130
Income tax receivable	48,399	60,080
Other	176,808	219,355
	1,941,516	1,978,565
Less: allowance for discounts, claims and doubtful accounts	66,860	73,779
Receivables, net	$ 1,874,656	1,904,786

(7) Inventories

The components of inventories are as follows:

	December 31, 2023	December 31, 2022
Finished goods	$ 1,796,951	1,986,005
Work in process	164,197	160,757
Raw materials	590,705	647,003
Total inventories	$ 2,551,853	2,793,765

(8) Goodwill and Other Intangible Assets

The Company performs its annual testing of goodwill and indefinite-lived intangibles on the first day of the fourth quarter of each year. Between annual testing dates, the Company monitors factors such as its market capitalization, comparable company market multiples and macroeconomic conditions to identify conditions that could impact the Company's assumptions utilized in the determination of the estimated fair values of the Company's reporting units and indefinite-lived intangible assets significantly enough to trigger an impairment.

The goodwill impairment tests are based on determining the fair value of the specified reporting units based on management judgments and assumptions using the discounted cash flows under the income approach classified in Level 3 of the fair value hierarchy and comparable company market valuation classified in Level 2 of the fair value hierarchy approaches. The Company has identified Global Ceramic, Flooring NA and Flooring ROW as its reporting units for the purposes of allocating goodwill and intangibles at the asset level, as well as assessing impairments. The valuation approaches are subject to key judgments and assumptions that are sensitive to change such as judgments and assumptions about appropriate sales growth rates, operating margins, weighted average cost of capital ("WACC") and comparable company market multiples.

As a result of a decrease in the Company's market capitalization, macroeconomic conditions and an increase in the WACC, the Company determined that a triggering event occurred requiring goodwill impairment testing for each of its reporting units as of September 30, 2023 and October 1, 2022. The impairment tests indicated pre-tax, non-cash goodwill impairment charges related to all 3 reporting units of $870,750 ($859,725 net of tax) and in the Global Ceramic reporting unit of $688,514 ($679,664 net of tax) which the Company recorded during 2023 and 2022, respectively.

The Company compared the estimated fair values of its indefinite-lived intangibles to their carrying values and determined that there were impairment charges of $6,994 ($5,181 net of tax) in all 3 reporting units and $7,257 ($5,939 net of tax) in the Flooring ROW and Flooring NA reporting units during the third quarter of 2023 and 2022, respectively.

The Company's annual testing date for goodwill and tradenames is the first day of its fourth quarter and due to the fact that there were no significant changes in facts or circumstances in the one calendar day, the Company determined there was no additional impairment of goodwill or tradenames. The Company conducted a qualitative analysis as of December 31, 2023 and determined there was no indication of an impairment.

A significant or prolonged deterioration in economic conditions, continued increases in the costs of raw materials and energy combined with an inability to pass these costs on to customers, a further decline in the Company's market capitalization or comparable company market multiples, projected future cash flows, or increases in the WACC, could impact the Company's assumptions and require a reassessment of goodwill or indefinite-lived intangible assets for impairment in future periods. Future declines in estimated after tax cash flows, increases in the WACC or a decline in market capitalization could result in an additional indication of impairment in one or more of the Company's reporting units.

The following tables summarize the components of goodwill and intangible assets:

Goodwill:

	Global Ceramic	Flooring NA	Flooring ROW	Total
Balances as of December 31, 2021 [1]	$ 1,031,337	531,144	1,045,428	2,607,909
Goodwill adjustments related to acquisitions	–	–	(2,722)	(2,722)
Goodwill recognized	–	60,841	11,542	72,383
Impairment charges	(688,514)	–	–	(688,514)
Currency translation	(2,989)	–	(58,308)	(61,297)
Balances as of December 31, 2022	339,834	591,985	995,940	1,927,759
Goodwill adjustments related to acquisitions	–	(4,888)	3,217	(1,671)
Goodwill recognized	87,520	–	–	87,520
Impairment charges	(424,286)	(214,830)	(231,634)	(870,750)
Currency translation	(3,068)	–	19,934	16,866
Balances as of December 31, 2023	$ –	372,267	787,457	1,159,724

[1] Net of accumulated impairment losses of $1,327,425 ($531,930 in Global Ceramic, $343,054 in Flooring NA and $452,441 in Flooring ROW).

Intangible assets:

	Tradenames
Indefinite life assets not subject to amortization:	
Balance as of December 31, 2021	$ 694,905
Intangible assets acquired	335
Intangible assets impaired	(7,257)
Currency translation	(19,655)
Balance as of December 31, 2022	668,328
Intangible assets acquired	**38,539**
Intangible assets impaired	**(6,994)**
Currency translation	**5,873**
Balance as of December 31, 2023	$ **705,746**

	Customer Relationships	Patents	Other	Total
Intangible assets subject to amortization:				
Balances as of December 31, 2021				
Gross carrying amount	$ 680,177	256,336	6,786	943,299
Accumulated amortization	(483,748)	(252,414)	(2,062)	(738,224)
Net intangible assets subject to amortization	196,429	3,922	4,724	205,075
Balances as of December 31, 2022				
Gross carrying amount	673,586	242,089	8,511	924,186
Accumulated amortization	(493,361)	(239,010)	(2,195)	(734,566)
Net intangible assets subject to amortization	180,225	3,079	6,316	189,620
Balances as of December 31, 2023				
Gross carrying amount	**691,498**	**249,680**	**8,754**	**949,932**
Accumulated amortization	**(531,003)**	**(247,150)**	**(2,142)**	**(780,295)**
Net intangible assets subject to amortization	$ **160,495**	**2,530**	**6,612**	**169,637**

	Years Ended December 31,		
	2023	2022	2021
Amortization expense	$ **28,339**	28,086	29,280

Estimated amortization expense for the years ending December 31 are as follows:

	Amount
2024	$ 28,366
2025	28,154
2026	27,933
2027	20,742
2028	12,948

(9) Property, Plant and Equipment

Following is a summary of property, plant and equipment:

	December 31, 2023	December 31, 2022
Land	$ 519,224	466,820
Buildings and improvements	2,105,114	1,851,390
Machinery and equipment	6,788,032	6,310,442
Furniture and fixtures	166,778	162,864
Leasehold improvements	110,134	107,079
Construction in progress	703,015	749,184
	10,392,297	9,647,779
Less: accumulated depreciation	5,399,131	4,986,601
Net property, plant and equipment	$ 4,993,166	4,661,178

Additions to property, plant and equipment included capitalized interest of $23,544, $16,895 and $9,082 in 2023, 2022 and 2021, respectively. Depreciation expense was $598,874, $564,255 and $558,818 for 2023, 2022 and 2021, respectively. Included in property, plant and equipment are finance leases with a cost of $117,350 and $82,653 and accumulated depreciation of $45,967 and $30,218 as of December 31, 2023 and 2022, respectively.

(10) Long-Term Debt

Senior Credit Facility

On August 12, 2022, the Company entered into a fourth amendment (the "Amendment") to its existing senior revolving credit facility (the "Senior Credit Facility"). The Amendment, among other things, (i) extended the maturity of the Senior Credit Facility from October 18, 2024 to August 12, 2027, (ii) renewed the Company's option to extend the maturity of the Senior Credit Facility up to two times for an additional one-year period each, (iii) increased the Consolidated Interest Coverage Ratio financial mainte- nance covenant from 3.00:1.00 to 3.50:1.00, (iv) eliminated certain covenants applicable to the Company and its subsidiaries, including, but not limited to, restrictions on dispositions, restricted payments, and transactions with affiliates, and the Consolidated Net Leverage Ratio financial covenant, and (v) increased the amount available under the Senior Credit Facility to $1,950,000 until October 18, 2024, after which the amount available under the Senior Credit Facility will decrease to $1,485,000. The Amendment also permits the Company to increase the commitments under the Senior Credit Facility by an aggregate amount not to exceed $600,000.

At the Company's election, U.S.-dollar denominated revolving loans under the Senior Credit Facility bear interest at annual rates equal to either (a) SOFR (plus a 0.10% SOFR adjustment) for 1, 3 or 6 month periods, as selected by the Company, plus an applicable margin ranging between 1.00% and 1.75% (1.13% as of December 31, 2023), or (b) the Base Rate (defined as the higher of the Wells Fargo Bank, National Association prime rate, the Federal Funds Effective Rate plus 0.5%, or SOFR (plus a 0.10% SOFR adjustment) for a 1 month period rate plus 1.0%), plus an applicable margin ranging between 0.00% and 0.75% (0.13% as of December 31, 2023). At the Company's election, revolving loans under the Senior Credit Facility denominated in Canadian dollars, Australian dollars, Hong Kong dollars or euros bear interest at annual rates equal to either (a) the applicable benchmark for such currency plus an applicable margin ranging between 1.00% and 1.75% (1.13% as of December 31, 2023), or (b) the Base Rate plus an applicable margin ranging between 0.00% and 0.75% (0.13% as of December 31, 2023). The Company also pays a commitment fee to the lenders under the Senior Credit Facility on the average amount by which the aggregate commitments of the lenders exceed utilization of the Senior Credit Facility ranging from 0.09% to 0.20% per annum (0.11% as of December 31, 2023). The applicable margins and the commitment fee are determined based on whichever of the Company's Consolidated Net Leverage Ratio or its senior unsecured debt rating (or if not available, corporate family rating) results in the lower applicable margins and commitment fee (with applicable margins and the commitment fee increasing as that ratio increases or those ratings decline, as applicable). On October 28, 2021, the Company amended the Senior Credit Facility to replace LIBOR for euros with the EURIBOR benchmark rate.

The obligations of the Company and its subsidiaries in respect of the Senior Credit Facility are unsecured.

The Senior Credit Facility includes certain affirmative and negative covenants that impose restrictions on the Company's financial and business operations, including limitations on liens, subsidiary indebtedness, fundamental changes, future negative pledges, and changes in the nature of the Company's business. The limitations contain customary exceptions or, in certain cases, do not apply as long as the Company is in compliance with the financial ratio requirement and is not otherwise in default. As described above, the Consolidated Net Leverage Ratio financial covenant was eliminated on August 12, 2022.

The Senior Credit Facility also contains customary representations and warranties and events of default, subject to customary grace periods.

In 2022, the Company paid financing costs of $1,879 in connection with the Amendment of its Senior Credit Facility. These costs were deferred and, along with previously unamortized costs of $2,663, are being amortized over the term of the Senior Credit Facility.

As of December 31, 2023, amounts utilized under the Senior Credit Facility included $67,117 borrowings and $746 of standby letters of credit related to various insurance contracts and foreign vendor commitments. Any outstanding borrowings under the Company's U.S. and European commercial paper programs reduce the availability of the Senior Credit Facility. The Company has utilized $67,863 under the Senior Credit Facility, resulting in a total of $1,882,137 available as of December 31, 2023.

Commercial Paper

On February 28, 2014 and July 31, 2015, the Company established programs for the issuance of unsecured commercial paper in the United States and Eurozone capital markets, respectively. Commercial paper issued under the U.S. and European programs will have maturities ranging up to 397 and 183 days, respectively. None of the commercial paper notes may be voluntarily prepaid or redeemed by the Company and rank pari passu with the Company's other unsecured and unsubordinated indebtedness. To the extent that the Company issues European commercial paper notes through a subsidiary of the Company, the notes will be fully and unconditionally guaranteed by the Company.

The Company uses its Senior Credit Facility as a liquidity backstop for its commercial paper programs. Accordingly, the total amount outstanding under the Company's commercial paper programs may not exceed $1,950,000 (less any amounts drawn on the Senior Credit Facility) at any time.

The proceeds from the issuance of commercial paper notes will be available for general corporate purposes. As of December 31, 2023, there was zero outstanding under the U.S. commercial paper program and the European program.

Senior Notes

On September 18, 2023, the Company completed the issuance and sale of $600,000 aggregate principal amount of 5.850% Senior Notes ("5.850% Senior Notes") due September 18, 2028. The 5.850% Senior Notes are senior unsecured obligations of the Company and rank pari passu with the Company's other existing and future senior unsecured indebtedness. Interest on the 5.850% Senior Notes is payable semi-annually in cash on March 18 and September 18 of each year, commencing on March 18, 2024. The Company paid financing costs of $5,592 in connection with the 5.850% Senior Notes. These costs were deferred and are being amortized over the term of the 5.850% Senior Notes.

On June 12, 2020, Mohawk Capital Finance S.A. ("Mohawk Finance"), an indirect wholly-owned finance subsidiary of the Company, completed the issuance and sale of €500,000 aggregate principal amount of 1.750% Senior Notes ("1.750% Senior Notes") due June 12, 2027. The 1.750% Senior Notes are senior unsecured obligations of Mohawk Finance and rank pari passu with Mohawk Finance's other existing and future senior unsecured indebtedness. The 1.750% Senior Notes are fully, unconditionally and irrevocably guaranteed by the Company on a senior unsecured basis. Interest on the 1.750% Senior Notes is payable annually in cash on June 12 of each year, commencing on June 12, 2021. The Company paid financing costs of $4,400 in connection with the 1.750% Senior Notes. These costs were deferred and are being amortized over the term of the 1.750% Senior Notes.

On May 14, 2020, the Company completed the issuance and sale of $500,000 aggregate principal amount of 3.625% Senior Notes ("3.625% Senior Notes") due May 15, 2030. The 3.625% Senior Notes are senior unsecured obligations of the Company and rank pari passu with the Company's existing and future unsecured indebtedness. Interest on the 3.625% Senior Notes is payable semi-annually in cash on May 15 and November 15 of each year, commencing on November 15, 2020. The Company paid financing costs of $5,476 in connection with the 3.625% Senior Notes. These costs were deferred and are being amortized over the term of the 3.625% Senior Notes.

On January 31, 2013, the Company issued $600,000 aggregate principal amount of 3.85% Senior Notes ("3.85% Senior Notes") due February 1, 2023. The 3.85% Senior Notes were senior unsecured obligations of the Company and ranked pari passu with the Company's existing and future unsecured indebtedness. Interest on the 3.85% Senior Notes was payable semi-annually in cash on February 1 and August 1 of each year. The Company paid financing costs of $6,000 in connection with the 3.85% Senior Notes. These costs were deferred and were amortized over the term of the 3.85% Senior Notes. On November 1, 2022, the Company redeemed at par all of the 3.85% Senior Notes.

As defined in the related agreements, the Company's senior notes contain covenants, representations and warranties and events of default, subject to exceptions, and restrictions on the Company's financial and business operations, including limitations on liens, restrictions on entering into sale and leaseback transactions, fundamental changes, and a provision allowing the holder of the notes to require repayment upon a change of control triggering event.

Term Loan

On August 12, 2022, the Company and its indirect wholly-owned subsidiary, Mohawk International Holdings S.à r.l. ("Mohawk International"), entered into an agreement that provides for a delayed draw term loan facility (the "Term Loan Facility"), consisting of borrowings of up to $575,000 and €220,000. On October 3, 2022, an additional $100,000 of borrowing capacity was added to the Term Loan Facility. The Term Loan Facility could be drawn upon in up to two advances on any business day on or before December 31, 2022, with the proceeds being used for funding working capital and general corporate purposes. On October 31, 2022 and December 6, 2022, the Company made draws of $675,000 and €220,000, respectively. The Company must pay the outstanding principal amount of the Term Loan Facility, plus accrued and unpaid interest, not later than the maturity date of August 12, 2024. The Company may prepay all or a portion of the Term Loan Facility, plus accrued and unpaid interest, from time to time, without premium or penalty.

At the Company's election, U.S. dollar-denominated loans under the Term Loan Facility bear interest at an annual rate equal to either (a) SOFR (plus a 0.10% SOFR adjustment) for 1, 3 or 6 month periods, as selected by the Company, plus an applicable margin ranging between 0.825% and 1.50% (0.900% as of December 31, 2023), determined based upon the Company's consolidated net leverage ratio, or (b) the base rate (defined as the higher of the Wells Fargo Bank, National Association prime rate, the Federal Funds Effective Rate plus 0.5%, and SOFR (plus a 0.10% SOFR adjustment) for a 1 month period plus 1.0%) plus an applicable margin ranging between 0.00% and 0.50% (0.00% as of December 31, 2023), determined based upon the Company's consolidated net leverage ratio. Euro-denominated loans under the Term Loan Facility bear interest at an annual rate equal to EURIBOR for 1, 3 or 6 month periods, as selected by the Company, plus an applicable margin ranging between 0.825% and 1.50% (0.900% as of December 31, 2023), determined based upon the Company's consolidated net leverage ratio.

In 2022, the Company paid financing costs of $664 in connection with the Term Loan Facility. These costs were deferred and are being amortized over the term of the Term Loan Facility.

The obligations of the Company and its subsidiaries in respect of the Term Loan Facility are unsecured.

The Term Loan Facility includes certain affirmative and negative covenants that impose restrictions on the Company's financial and business operations, including limitations on liens, indebtedness, fundamental changes, and changes in the nature of the Company's business. Many of these limitations are subject to numerous exceptions. The Company is also required to maintain a Consolidated Interest Coverage Ratio of at least 3.5 to 1.0 as of the last day of any fiscal quarter.

The Term Loan Facility also contains customary representations and warranties.

The Term Loan Facility contains events of default customary for this type of financing, including a cross default and cross acceleration provision to certain other material indebtedness of the Company. Upon the occurrence of an event of default, the outstanding obligations under the Term Loan Facility may be accelerated and become due and payable immediately. In addition, if certain change of control events occur with respect to the Company, the Company is required to repay the loans outstanding under the Term Loan Facility.

On January 31, 2024, the Company prepaid the entirety of the USD portion of the Term Loan Facility, in the amount of $675,000. On February 16, 2024, the Company prepaid the entirety of the EUR portion of the Term Loan Facility, in the amount of €220,000.

The fair values and carrying values of the Company's debt instruments are detailed as follows:

	December 31, 2023		December 31, 2022	
	Fair Value	Carrying Value	Fair Value	Carrying Value
1.750% Senior Notes, payable June 12, 2027; interest payable annually	$ 521,899	551,876	482,139	535,103
3.625% Senior Notes, payable May 15, 2030; interest payable semi-annually	463,965	500,000	431,605	500,000
5.85% Senior Notes, payable September 18, 2028; interest payable semi-annually	622,890	600,000	–	–
U.S. commercial paper	–	–	785,998	785,998
European commercial paper	–	–	42,808	42,808
Senior credit facility, payable August 12, 2027	67,117	67,117	–	–
U.S. Term Loan Facility	675,000	675,000	675,000	675,000
European Term Loan Facility	242,826	242,826	235,445	235,445
Finance leases and other	77,699	77,699	52,050	52,050
Unamortized debt issuance costs	(11,018)	(11,018)	(7,270)	(7,270)
Total debt	2,660,378	2,703,500	2,697,775	2,819,134
Less: current portion of long term-debt and commercial paper	1,001,715	1,001,715	840,571	840,571
Long-term debt, less current portion	$ 1,658,663	1,701,785	1,857,204	1,978,563

The fair values of the Company's debt instruments were estimated using market observable inputs, including quoted prices in active markets, market indices and interest rate measurements. Within the hierarchy of fair value measurements, these are Level 2 fair values.

The aggregate maturities of total debt as of December 31, 2023 are as follows:

	Amount [1]
2024	$ 1,001,926
2025	16,151
2026	13,958
2027	562,689
2028	607,575
Thereafter	512,219
Total maturities	$ 2,714,518

[1] Debt maturity table excludes deferred loan costs.

(11) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are as follows:

	December 31, 2023	December 31, 2022
Outstanding checks in excess of cash	$ 2,223	2,791
Accounts payable, trade	1,038,024	1,094,038
Accrued expenses	667,761	742,099
Product warranties	37,574	38,425
Accrued interest	20,052	8,748
Accrued compensation and benefits	269,705	238,347
Total accounts payable and accrued expenses	$ 2,035,339	2,124,448

(12) Leases

The Company has operating and finance leases for service centers, warehouses, showrooms, and machinery and equipment. Certain of the Company's leases include rental payments that will adjust periodically for inflation or certain adjustments based on step increases. An insignificant number of the Company's leases contain residual value guarantees and none of the Company's agreements contain material restrictive covenants.

The Company rents or subleases certain real estate to third parties. The Company's sublease portfolio consists mainly of operating leases.

The components of lease costs for the twelve months ended December 31, 2023, 2022 and 2021, respectively, are as follows:

December 31, 2023		Cost of Goods Sold	Selling, General and Administrative Expenses	Total
Operating lease costs:				
Fixed	$	29,968	109,704	139,672
Short-term		15,445	20,162	35,607
Variable		9,717	35,739	45,456
Sub-leases		(697)	(1,480)	(2,177)
Total operating lease costs	$	54,433	164,125	218,558

		Depreciation and Amortization	Interest	Total
Finance lease costs:				
Amortization of leased assets	$	15,367	–	15,367
Interest on lease liabilities		–	1,962	1,962
Total finance lease costs	$	15,367	1,962	17,329
Total lease costs			$	235,887

December 31, 2022		Cost of Goods Sold	Selling, General and Administrative Expenses	Total
Operating lease costs:				
Fixed	$	21,321	110,716	132,037
Short-term		17,005	19,154	36,159
Variable		7,689	35,985	43,674
Sub-leases		(691)	(1,652)	(2,343)
Total operating lease costs	$	45,324	164,203	209,527

		Depreciation and Amortization	Interest	Total
Finance lease costs:				
Amortization of leased assets	$	11,108	–	11,108
Interest on lease liabilities		–	816	816
Total finance lease costs	$	11,108	816	11,924
Total lease costs			$	221,451

December 31, 2021		Cost of Goods Sold	Selling, General and Administrative Expenses	Total
Operating lease costs:				
Fixed	$	20,130	104,651	124,781
Short-term		13,415	18,434	31,849
Variable		7,949	30,127	38,076
Sub-leases		(529)	(1,113)	(1,642)
Total operating lease costs	$	40,965	152,099	193,064

		Depreciation and Amortization	Interest	Total
Finance lease costs:				
Amortization of leased assets	$	9,193	–	9,193
Interest on lease liabilities		–	772	772
Total finance lease costs	$	9,193	772	9,965
Total lease costs			$	203,029

Supplemental balance sheet information related to leases is as follows:

	Classification	December 31, 2023	December 31, 2022
Assets			
Operating Leases:			
ROU operating lease assets	ROU operating lease assets	$ 428,532	387,816
Finance Leases:			
Property, plant and equipment, gross	Property, plant and equipment	117,350	82,653
Accumulated depreciation	Accumulated depreciation	(45,967)	(30,218)
Property, plant and equipment, net	Property, plant and equipment, net	71,383	52,435
Total lease assets		$ 499,915	440,251
Liabilities			
Operating Leases:			
Other current	Current operating lease liabilities	$ 108,860	105,266
Non-current	Non-current operating lease liabilities	337,506	296,136
Total operating liabilities		446,366	401,402
Finance Leases:			
Short-term debt	Short-term debt and current portion of long-term debt	16,132	11,765
Long-term debt	Long-term debt, less current portion	55,060	40,285
Total finance liabilities		71,192	52,050
Total lease liabilities		$ 517,558	453,452

Maturities of lease liabilities as of December 31, 2023 are as follows:

Year Ending December 31,	Finance Leases	Operating Leases	Total
2024	$ 18,226	134,031	152,257
2025	16,936	117,783	134,719
2026	14,306	96,534	110,840
2027	10,768	67,254	78,022
2028	7,244	43,615	50,859
Thereafter	10,092	38,469	48,561
Total lease payments	77,572	497,686	575,258
Less: imputed interest	6,380	51,320	57,700
Present value, Total	$ 71,192	446,366	517,558

The Company had approximately $8,330 of leases that commenced after December 31, 2023 that created rights and obligations to the Company. These leases are not included in the above maturity schedule.

Lease term and discount rate are as follows:

	December 31, 2023	December 31, 2022
Weighted Average Remaining Lease Term:		
Operating Leases	**4.7 years**	4.5 years
Finance Leases	**5.5 years**	6.2 years
Weighted Average Discount Rate:		
Operating Leases	**4.8%**	3.8%
Finance Leases	**3.1%**	1.5%

Supplemental cash flow information related to leases was as follows:

	Twelve Months Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ **135,249**	129,895	122,886
Operating cash flows from finance leases	**1,962**	816	772
Financing cash flows from finance leases	**14,574**	10,770	9,289
ROU assets obtained in exchange for lease obligations:			
Operating leases	**160,836**	119,115	186,605
Finance leases	**31,642**	16,160	13,395
Amortization:			
Amortization of ROU operating lease assets [1]	**120,393**	120,666	115,650

[1] Amortization of ROU operating lease assets during the period is reflected in Other assets and prepaid expenses on the Consolidated Statements of Cash Flows.

(13) Stock-Based Compensation

The Company recognized compensation expense for all share-based payments granted for the years ended December 31, 2023, 2022 and 2021 based on the grant date fair market value estimated in accordance with the provisions of ASC 718-10. Compensation expense is recognized on a straight-line basis over the options' or other awards' estimated lives for fixed awards with ratable vesting provisions.

On May 19, 2017, the Company's stockholders approved the 2017 Long-Term Incentive Plan (the "2017 Plan"), which allows the Company to reserve up to a maximum of 3,000 shares of common stock for issuance upon the grant or exercise of stock options, restricted stock, restricted stock units ("RSUs") and other types of awards, to directors and key employees through the 2027 stockholders' meeting, unless earlier terminated or amended. On May 9, 2012, the Company's stockholders

approved the 2012 Incentive Plan (the "2012 Plan"). Under the 2012 Plan, the Company reserved up to a maximum of 3,200 shares of common stock for issuance upon the grant or exercise of stock options, restricted stock, RSUs and other types of awards, to directors and key employees through the 2022 stockholders' meeting, unless earlier terminated or amended. Following the approval of the 2017 Plan by the Company's stockholders, no additional awards may be granted under the 2012 Plan after May 19, 2017.

Under the 2017 Plan (and previously, the 2012 Plan), the grant date fair market value of restricted stock and RSUs is equal to the closing market price of the Company's common stock on the date of the grant, and such awards generally vest between three and five years. In addition, option awards may be granted with an exercise price equal to or greater than the fair market value of the Company's common stock on the date of the grant, and such awards generally vest between three and five years with a 10-year contractual term.

Restricted Stock Plans

A summary of the Company's RSUs under the Company's long-term incentive plans as of December 31, 2023, and changes during the year then ended is presented as follows:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
RSUs outstanding, December 31, 2022	454 $	126.79		
Granted	271	101.42		
Released	(193)	132.32		
Forfeited	(45)	133.83		
RSUs outstanding, December 31, 2023	487 $	109.83	0.9 $	50,438
Expected to vest as of December 31, 2023	487		0.9 $	50,438

The Company recognized stock-based compensation costs related to the issuance of RSUs of $20,960 ($15,510, net of taxes), $22,409 ($16,582, net of taxes) and $25,651 ($18,982, net of taxes) for the years ended December 31, 2023, 2022 and 2021, respectively, which has been allocated to selling, general and administrative expenses and cost of goods sold. Pre-tax unrecognized compensation expense for unvested RSUs granted to employees, net of estimated forfeitures, was $18,851 as of December 31, 2023, and will be recognized as expense over a weighted-average period of approximately 1.57 years.

Additional information relating to the Company's RSUs under the Company's long-term incentive plans are as follows:

	2023	2022	2021
RSUs outstanding, January 1	454	439	375
Granted	271	192	194
Released	(193)	(134)	(105)
Forfeited	(45)	(43)	(25)
RSUs outstanding, December 31	487	454	439
Expected to vest as of December 31	487	437	418

During 2023, 2022 and 2021, shares were awarded each year to certain non-employee directors in lieu of cash for their annual retainers. The total number of shares were 3, 2, and 3, respectively.

(14) Other Income and Expense, net

Following is a summary of other (income) expense, net:

	2023	2022	2021
Foreign currency (gains) losses, net	$ 15,671	15,429	6,298
Release of indemnification asset	–	7,324	–
Resolution of foreign non-income tax contingencies	–	–	(6,211)
All other, net	(26,484)	(14,367)	(12,321)
Total other (income) expense, net	$(10,813)	8,386	(12,234)

(15) Income Taxes

Following is a summary of earnings (loss) before income taxes for United States and foreign operations:

	2023	2022	2021
United States	$ (440,556)	(233,208)	380,632
Foreign	86,047	417,101	909,361
Earnings (loss) before income taxes	$ (354,509)	183,893	1,289,993

Income tax (benefit) expense for the years ended December 31, 2023, 2022 and 2021 consists of the following:

	2023	2022	2021
Current income taxes:			
U.S. federal	$ 67,054	91,948	93,085
State and local	11,851	11,230	24,904
Foreign	115,903	106,032	143,385
Total current	194,808	209,210	261,374
Deferred income taxes:			
U.S. federal	(50,089)	(27,756)	(2,655)
State and local	(5,251)	9,586	13,306
Foreign	(54,606)	(32,930)	(15,580)
Total deferred	(109,946)	(51,100)	(4,929)
Total income tax expense	$ 84,862	158,110	256,445

The geographic dispersion of earnings and losses contributes to the annual changes in the Company's effective tax rates. A substantial portion of the Company's business activities are conducted in the United States, which gave rise to a loss in the current year. The Company is also subject to taxation in other jurisdictions where it has operations, including Australia, Belgium, Brazil, Bulgaria, France, Ireland, Italy, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Poland, Russia, Spain and the United Kingdom. The effective tax rates that the Company accrues in these jurisdictions vary widely, but they are generally lower than the Company's overall effective tax rate. The Company's domestic effective tax rates for the years ended December 31, 2023, 2022 and 2021 were (5.3)%, (36.5)%, and 33.8%, respectively, and its non-U.S. effective tax rates for the years ended December 31, 2023, 2022 and 2021 were 71.2%, 17.5%, and 14.1%, respectively. The difference in rates applicable in foreign jurisdictions results from many factors, including lower statutory rates, increase in valuation allowance, historical loss carry-forwards, financing arrangements, and other factors. The Company's effective tax rate has been and will continue to be impacted by the geographical dispersion of the Company's earnings and losses. To the extent that domestic earnings increase while the foreign earnings remain flat or decrease, or increase at a lower rate, the Company's effective tax rate will increase.

Income tax expense (benefit) attributable to earnings before income taxes differs from the amounts computed by applying the U.S. statutory federal income tax rate to earnings before income taxes as follows:

	2023	2022	2021
Income taxes at statutory rate	$ (74,447)	38,618	270,898
State and local income taxes, net of federal income tax benefit	5,655	4,858	25,658
Foreign income taxes [1]	(58,984)	(50,483)	(34,981)
Change in valuation allowance	302,825	44,814	5,947
Impairment of non-deductible goodwill	183,059	132,497	–
Carryback rate differential [2]	–	–	(15,743)
Fixed asset adjustments	(6,562)	(7,289)	(7,113)
Non-deductible expenses	9,350	11,250	8,128
General business credits and incentives	(316,329)	(21,833)	(3,958)
Global intangible low-taxed income	215	7,200	34,400
Italy step-up adjustment [3]	–	–	(22,163)
Prior period adjustments	(5,638)	4,510	1,133
Tax impact of restructuring	25,428	–	–
Tax contingencies and audit settlements, net	26,331	(96)	12,505
Other, net	(6,041)	(5,936)	(18,266)
Income tax expense	$ 84,862	158,110	256,445

[1] Foreign income taxes include statutory rate differences, financing arrangements, withholding taxes, local income taxes, notional deductions, and other miscellaneous items.
[2] The CARES Act permits the Company to carry back its 2020 U.S. taxable loss to a tax year before the corporate income tax rate was lowered by the Tax Cuts and Jobs Act.
[3] The Company realized a one-time Italian step-up benefit allowing for the realignment of tax asset values.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2023 and 2022 are presented below:

	2023	2022
Deferred tax assets:		
Accounts receivable	$ 26,179	15,783
Inventories	54,590	53,088
Employee benefits	49,671	47,089
Accrued expenses and other	123,968	95,682
Deductible state tax and interest benefit	12,256	7,584
Intangibles	122,621	122,710
Lease liabilities	100,389	108,596
Interest expense	44,153	10,749
Federal, foreign and state net operating losses and credits	814,384	448,759
Gross deferred tax assets	1,348,211	910,040
Valuation allowance	(582,683)	(284,347)
Net deferred tax assets	765,528	625,693
Deferred tax liabilities:		
Inventories	(18,260)	(17,415)
Plant and equipment	(477,074)	(463,810)
Intangibles	(181,433)	(175,788)
Right of use operating lease assets	(93,801)	(102,959)
Prepaids	(52,528)	(47,079)
Other liabilities	(75,770)	(58,799)
Gross deferred tax liabilities	(898,866)	(865,850)
Net deferred tax liability	$ (133,338)	(240,157)

The Company evaluates its ability to realize the tax benefits associated with deferred tax assets by analyzing its forecasted taxable income using both historic and projected future operating results, the reversal of existing temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. The valuation allowance as of December 31, 2023, and 2022 is $582,683 and $284,347, respectively. The valuation allowance as of December 31, 2023 relates to the net deferred tax assets of certain of the Company's foreign subsidiaries as well as certain state net operating losses and tax credits. The total change in the 2023 valuation allowance was an increase of $298,336 primarily related to a $300,000 credit received in Switzerland where realizability is uncertain as of December 31, 2023. The total change in the 2022 valuation allowance was an increase of $47,990 related to increased losses, foreign currency translation, and other activities.

Management believes it is more likely than not that the Company will realize the benefits of its deferred tax assets, net of valuation allowances, based upon the expected reversal of deferred tax liabilities and the level of historic and forecasted taxable income over periods in which the deferred tax assets are deductible.

As of December 31, 2023, the Company has state net operating loss carry forwards and state tax credits with potential tax benefits of $50,368, net of federal income tax benefit. A valuation allowance totaling $37,970 has been recorded against these state deferred tax assets as of December 31, 2023. In addition, as of December 31, 2023, the Company has credits and net operating loss carry forwards in the U.S. with potential tax benefits of $7,811 and in various foreign jurisdictions with potential tax benefits of $1,962,774. A valuation allowance of $6,242 and $538,471, respectively, has been recorded against these deferred tax assets as of December 31, 2023. A portion of the carryforwards expire over various periods beginning in 2024 and the remaining carryforwards have an indefinite life.

The Company has no intentions or plans to repatriate foreign earnings and continues to assert that historical earnings of its foreign subsidiaries as of December 31, 2023 are permanently reinvested. Should the remaining earnings be distributed in the form of dividends in the future, the Company might be subject to withholding taxes (possibly offset by U.S. foreign tax credits) in various foreign jurisdictions, but the Company would not expect incremental U.S. federal or state taxes to be accrued on these previously taxed earnings.

Tax Uncertainties

In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing jurisdictions. Accordingly, the Company accrues liabilities when it believes that it is not more likely than not that it will realize the benefits of tax positions that it has taken in its tax returns or for the amount of any tax benefit that exceeds the cumulative probability threshold in accordance with ASC 740-10. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense (benefit). Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on the Company's consolidated financial position but could possibly be material to the Company's consolidated results of operations or cash flow in any given quarter or annual period.

As of December 31, 2023, the Company's gross amount of unrecognized tax benefits is $1,304,874, excluding interest and penalties. If the Company were to prevail on all uncertain tax positions, $75,299 of the unrecognized tax benefits would affect the Company's effective tax rate, exclusive of any benefits related to interest and penalties.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2023	2022
Balance as of January 1	$ 1,230,632	1,296,523
Additions based on tax positions related to the current year	4,139	1,439
Additions for tax positions of acquired companies	11,728	–
Additions for tax positions of prior years	21,744	4,678
Reductions resulting from the lapse of the statute of limitations	(422)	(3,419)
Settlements with taxing authorities	(873)	–
Effects of foreign currency translation	37,926	(68,589)
Balance as of December 31	$ 1,304,874	1,230,632

As a result of the redemption of hybrid instruments in response to changes in global tax regimes, the Company has an ASC 740-10 liability for the full tax effected loss on hybrid instruments. This ASC 740-10-45 liability is recorded as a reduction to the related deferred tax asset in the financial statements as a result of management's determination that it is not more likely than not that the benefit will be realized. The tax effected loss was adjusted for foreign currency translation changes in 2023, resulting in an updated balance of $1,206,569 as of December 31, 2023.

As of December 31, 2023 and 2022, the Company has $26,926 and $14,801, respectively, accrued for the payment of interest and penalties, excluding the federal tax benefit of interest deductions where applicable. During the years ended December 31, 2023, 2022 and 2021, the Company accrued interest and penalties through income tax expense of $6,463, $437 and $3,236, respectively.

The Company believes that its unrecognized tax benefits could decrease by $22,680 within the next twelve months. The Company's 2018, 2019 and 2020 federal tax returns are currently under audit by the Internal Revenue Service. As permitted by the CARES Act, the company carried back its 2020 taxable losses to tax years before the corporate income tax rate was lowered by the Tax Cut and Jobs Act. Federal income tax matters related to years prior to 2014 have been effectively settled. Various other state and foreign income tax returns are open to examination for various years.

(16) Commitments and Contingencies

The Company had approximately $746 and $19,614 in standby letters of credit for various insurance contracts and commitments to foreign vendors as of December 31, 2023 and 2022, respectively that expire within two years.

From time to time in the regular course of its business, the Company is involved in various lawsuits, claims, investigations and other legal matters. Except as noted below, there are no material legal proceedings pending or known by the Company to be contemplated to which the Company is a party or to which any of its property is subject.

Perfluorinated Compounds ("PFCs") Litigation

In December 2019, Jarrod Johnson filed a putative class action against certain manufacturers, suppliers, and users of chemicals containing certain perfluorinated compounds (PFCs) in the Superior Court of Floyd County, Georgia purporting to represent all water subscribers with the Rome (Georgia) Water and Sewer Division and/or the Floyd County (Georgia) Water Department seeking to recover, among other things, damages in the form of alleged increased rates and surcharges incurred by ratepayers for the costs associated with eliminating certain PFCs from their drinking water, as well as injunctive relief. The defendants removed the class action to federal court. The Company has filed a motion for summary judgment and that motion is pending before the court.

In April 2023, Shelby County, Alabama and Talladega County, Alabama filed a complaint in the Circuit Court of Talladega County, Alabama against certain manufacturers, suppliers, and users of chemicals containing certain PFCs, seeking monetary damages and injunctive relief, claiming that their water supplies contain excessive amounts of PFCs. The defendants removed the case to federal court. The Company believes the allegations are without merit and continues to vigorously defend against claims relating to its prior use of certain PFCs in the carpet manufacturing process.

Securities Actions

The Company and certain of its present and former executive officers were named as defendants in a putative state securities class action lawsuit filed in the Superior Court of the State of Delaware on January 30, 2020. The complaint alleged that defendants violated Sections 11 and 12 of the Securities Act of 1933 and was filed on behalf of shareholders who purchased shares of the Company's common stock in Mohawk Industries Retirement Plan 1 and Mohawk Industries Retirement Plan 2 between April 27, 2017 and July 25, 2019. The parties reached an agreement in principle to settle the lawsuit in exchange for the dismissal and a release of all claims against the defendants. The settlement agreement, which is subject to court approval, is without admission of fault or wrongdoing by defendants. The court will hold a final settlement hearing on March 21, 2024. The Company believes the allegations in the lawsuit are without merit.

The Company and certain of its present and former executive officers were named as defendants in certain investor actions, filed in the State Court of Fulton County of the State of Georgia on April 22, 2021 and April 23, 2021. The claims alleged include fraud, negligent misrepresentation, violations of the Georgia Securities Act, and violations of the Georgia Racketeering and Corrupt Organizations statute. Plaintiffs in the investor actions seek compensatory and punitive damages. On October 5, 2021, the investor actions were transferred by the State Court of Fulton County to the Metro Atlanta Business Case Division. On October 4, 2023, plaintiffs filed amended complaints in the remaining four investor actions. The Company believes the claims are without merit and intends to vigorously defend against the claims in these actions.

The Company and certain of its present and former executive officers were named as defendants in three additional non-class action lawsuits filed in the United States District Court for the Northern District of Georgia on June 22, 2021 (the "Maverick Action"), March 25, 2022 (the "Hound Action"), and April 26, 2022 (the "Fir Tree Action," and collectively, "Federal Investor Actions"), respectively. Each complaint is brought on behalf of one or more purported former Mohawk stockholders. The federal law claims included violations of Sections 10(b) and 18 of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and that the officers are control persons under Section 20(a) of the Securities Exchange Act of 1934. The state law claims included fraud, negligent misrepresentation, violations of the Georgia Securities Act, and violations of the Georgia Racketeering and Corrupt Organizations statute. The parties reached settlement agreements and filed stipulations of voluntary dismissal with prejudice in all three Federal Investor Actions. The Court granted dismissal and terminated the Maverick Action, the Hound Action and the Fir Tree Action on October 18, 2023, December 20, 2023 and December 28, 2023, respectively. The Company continues to believe the allegations in the Federal Investor Actions were without merit.

The Company and certain of its executive officers and directors were named as defendants in certain derivative actions filed in the United States District Court for the Northern District of Georgia on May 18, 2020 and August 6, 2020, respectively (the "NDGA Derivative Actions"), in the Superior Court of Gordon County of the State of Georgia on March 3, 2021 and July 12, 2021 (the "Georgia Derivative Actions"), and in the Delaware Court of Chancery on March 10, 2022 (the "Delaware Derivative Action"). The complaints allege that defendants breached their fiduciary duties to the Company by causing the Company to issue materially false and misleading statements. On December 20, 2023, plaintiffs in the NDGA Derivative Actions filed an amended complaint. The Company believes the claims are without merit and intends to vigorously defend against the claims.

General

The Company believes that adequate provisions for resolution of all contingencies, claims and pending litigation have been made for probable losses that are reasonably estimable. These contingencies are subject to significant uncertainties and the Company is unable to estimate the amount or range of loss, if any, in excess of amounts accrued. The Company does not believe that the ultimate outcome of these actions will have a material adverse effect on its financial condition but could have a material adverse effect on its results of operations, cash flows or liquidity in a given quarter or year.

The Company is subject to various federal, state, local and foreign environmental health and safety laws and regulations, including those governing air emissions, wastewater discharges, the use, storage, treatment, recycling and disposal of solid and hazardous materials and finished product, and the cleanup of contamination associated therewith. Because of the nature of the Company's business, the Company has incurred, and will continue to incur, costs relating to compliance with such laws and regulations. The Company is involved in various proceedings relating to environmental matters and is currently engaged in environmental investigation, remediation and post-closure care programs at certain sites. The Company has provided accruals for such activities that it has determined to be both probable and reasonably estimable. The Company does not expect that the ultimate liability with respect to such activities will have a material adverse effect on its financial condition but acknowledges that it could have a material adverse effect on its results of operations, cash flows or liquidity in a given quarter or year.

(17) Consolidated Statements of Cash Flows Information

Supplemental disclosures of cash flow information are as follows:

	2023	2022	2021
Net cash paid during the years for:			
Interest	$ 86,426	75,199	75,514
Income taxes	$ 187,012	248,693	323,718
Supplemental schedule of non-cash investing and financing activities:			
Unpaid property plant and equipment in accounts payable and accrued expenses	$ 81,138	118,701	117,084
Fair value of assets acquired, net of liabilities assumed:			
Fair value of net assets acquired in acquisition	$ 677,057	243,934	176,924
Liabilities assumed in acquisition	(161,651)	(34,332)	(52,955)
Fair value of net assets acquired	$ 515,406	209,602	123,969

(18) Segment Reporting

The Company has three reporting segments: Global Ceramic, Flooring NA and Flooring ROW. Global Ceramic designs, manufactures, sources and markets a broad line of ceramic tile, porcelain tile, natural stone, porcelain slabs, quartz countertops and other products, which it distributes primarily in North America, Europe and Latin America through its network of regional distribution centers and Company-operated service centers using Company-operated trucks, common carriers or rail transportation. The segment's product lines are sold through Company-operated service centers, independent distributors, home center retailers, tile and flooring retailers and contractors. Flooring NA designs, manufactures, sources and markets its floor covering product lines, including carpets, rugs, carpet pad, laminate, resilient (includes sheet vinyl and LVT) and wood flooring, which it distributes through its network of regional distribution centers and satellite warehouses using Company-operated trucks, common carriers or rail transportation. The segment's product lines are sold through various selling channels, including independent floor covering retailers, distributors, home centers, mass merchandisers, department stores, shop at home, buying groups, commercial contractors and commercial end users. Flooring ROW designs, manufactures, sources, licenses and markets laminate, sheet vinyl, LVT, wood flooring, roofing elements, insulation boards, medium-density fiberboard ("MDF"), chipboards and other wood products, which it distributes primarily in Europe and Australasia through various selling channels, which include retailers, Company-operated distributors, independent distributors and home centers.

The accounting policies for each operating segment are consistent with the Company's policies for the Consolidated Financial Statements. Amounts disclosed for each segment are prior to any elimination or consolidation entries. Corporate general and administrative expenses attributable to each segment are estimated and allocated accordingly. Segment performance is evaluated based on operating income. No single customer accounted for more than 10% of net sales for the years ended December 31, 2023, 2022 or 2021.

Segment information is as follows:

	2023	2022	2021
Assets:			
Global Ceramic	$ 4,988,347	4,841,310	5,160,776
Flooring NA	3,909,943	4,299,360	4,125,960
Flooring ROW	4,051,647	4,275,519	4,361,741
Corporate and intersegment eliminations	609,932	704,243	576,040
Total	$13,559,869	14,120,432	14,224,517
Geographic net sales:			
United States	$ 6,040,058	6,490,079	6,181,628
Europe [2]	3,380,980	3,701,648	3,567,902
Latin America	767,773	512,249	434,512
Other	946,304	1,033,089	1,016,571
Total	$ 11,135,115	11,737,065	11,200,613
Long-lived assets: [1]			
United States	$ 2,312,850	2,317,409	2,309,575
Belgium	980,855	961,086	976,311
Other	2,127,993	1,770,499	1,740,946
Total	$ 5,421,698	5,048,994	5,026,832

	2023	2022	2021
Net sales by product categories:			
Ceramic & Stone	$ 4,293,084	4,320,423	3,938,654
Carpet & Resilient	3,955,360	4,235,815	4,294,042
Laminate & Wood	1,732,614	1,964,486	1,852,766
Other [3]	1,154,057	1,216,341	1,115,151
Total	$ 11,135,115	11,737,065	11,200,613
Net sales:			
Global Ceramic	$ 4,300,107	4,307,681	3,917,319
Flooring NA	3,829,386	4,207,041	4,116,405
Flooring ROW	3,005,622	3,222,343	3,166,889
Total	$ 11,135,115	11,737,065	11,200,613

[1] Long-lived assets are composed of property, plant and equipment - net, and ROU operating lease assets.
[2] Russia revenue included in Europe.
[3] Other includes roofing elements, insulation boards, chipboards and IP contracts.

	2023	2022	2021
Operating income (loss):			
Global Ceramic	$ (166,448)	(236,066)	403,135
Flooring NA	(57,182)	231,076	407,577
Flooring ROW	69,727	340,167	571,126
Corporate and intersegment eliminations	(133,905)	(90,960)	(46,827)
Total	$ (287,808)	244,217	1,335,011
Depreciation and amortization:			
Global Ceramic	$ 213,113	198,866	210,634
Flooring NA	221,064	231,279	211,872
Flooring ROW	187,464	156,041	156,700
Corporate	8,686	9,278	12,505
Total	$ 630,327	595,464	591,711
Capital expenditures (excluding acquisitions):			
Global Ceramic	$ 249,033	154,266	167,224
Flooring NA	193,948	231,068	327,691
Flooring ROW	156,767	178,313	164,318
Corporate	13,181	17,095	16,887
Total	$ 612,929	580,742	676,120

(19) Subsequent Event

On January 31, 2024, the Company prepaid the entirety of the USD portion of the Term Loan Facility, in the amount of $675,000. On February 16, 2024, the Company prepaid the entirety of the EUR portion of the Term Loan Facility, in the amount of €220,000.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), which have been designed to provide reasonable assurance that such controls and procedures will meet their objectives, as of the end of the period covered by this report, the Company's Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures were effective at a reasonable assurance level for the period covered by this report.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company maintains internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, internal control over financial reporting determined to be effective provides only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including the Company's Principal Executive Officer and Principal Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of the Company's internal control over financial reporting as of December 31, 2023. In conducting this evaluation, the Company used the framework set forth in the report titled "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their audit report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls

The Company's management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to information contained in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders under the following headings: "Election of Directors–Director, Director Nominee and Executive Officer Information," "–Nominees for Director," "–Continuing Directors," "–Contractual Obligations with respect to the Election of Directors", "–Executive Officers," "–Meetings and Committees of the Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Audit Committee" and "Corporate Governance." The Company has adopted the Mohawk Industries, Inc. Standards of Conduct and Ethics, which applies to all of its directors, officers and employees. The standards of conduct and ethics are publicly available on the Company's website at http://www.mohawk-ind.com and will be made available in print without charge to any stockholder who requests them. If the Company makes any substantive amendments to the standards of conduct and ethics, or grants any waiver, including any implicit waiver, from a provision of the standards required by regulations of the Commission to apply to the Company's chief executive officer, chief financial officer or chief accounting officer, the Company will disclose the nature of the amendment or waiver on its website. The Company may elect to also disclose the amendment or waiver in a report on Form 8-K filed with the SEC. The Company has adopted the Mohawk Industries, Inc. Board of Directors Corporate Governance Guidelines, which are publicly available on the Company's website and will be made available in print without charge to any stockholder who requests it.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to information contained in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders under the following headings: "Compensation Discussion and Analysis," "Executive Compensation–Summary Compensation Table," "–Grants of Plan Based Awards," "–Outstanding Equity Awards at Year End," "–Option Exercises and Stock Vested," "–Nonqualified Deferred Compensation," "–Certain Relationships and Related Transactions," "–Compensation Committee Interlocks and Insider Participation," "–Compensation Committee Report" and "Director Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to information contained in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders under the following headings: "Executive Compensation–Equity Compensation Plan Information," and "–Principal Stockholders of the Company."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to information contained in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders under the following heading: "Election of Directors–Meetings and Committees of the Board of Directors," and "Executive Compensation–Certain Relationships and Related Transactions."

Item 14. Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, Atlanta, GA, Auditor ID: 185.

The information required by this item is incorporated by reference to information contained in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders under the following heading: "Audit Committee–Principal Accountant Fees and Services" and "Election of Directors–Meetings and Committees of the Board of Directors."

Item 15.   Exhibits, Financial Statement Schedules

(a) 1. Consolidated Financial Statements

The Consolidated Financial Statements of Mohawk Industries, Inc. and subsidiaries listed in Part II, Item 8 of this Form 10-K are incorporated by reference into this item.

2. Consolidated Financial Statement Schedules

Schedules not listed above have been omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits

The exhibit number for the exhibit as originally filed is included in parentheses at the end of the description.

Mohawk Exhibit Number	Description
*2.1	Agreement and Plan of Merger dated as of December 3, 1993 and amended as of January 17, 1994 among Mohawk, AMI Acquisition Corp., Aladdin and certain Shareholders of Aladdin. (Incorporated herein by reference to Exhibit 2.1(a) in the Company's Registration Statement on Form S-4, Registration No. 333-74220.)
*3.1	Restated Certificate of Incorporation of Mohawk, as amended. (Incorporated herein by reference to Exhibit 3.1 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.)
*3.2	Restated Bylaws of Mohawk. (Incorporated herein by reference to Exhibit 3.1 in the Company's Report on Form 8-K dated February 19, 2019.)
*4.1	Indenture, dated as of January 31, 2013, by and between Mohawk Industries, Inc. and U.S. Bank National Association, as Trustee (Incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated January 31, 2013.)
*4.2	First Supplemental Indenture, dated as of January 31, 2013, by and between Mohawk Industries, Inc. and U.S. Bank National Association, as Trustee (Incorporated herein by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated January 31, 2013.)
*4.3	Form of Note for the 3.850% Senior Notes due 2023 (Incorporated herein by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated January 31, 2013.)

Mohawk Exhibit Number	Description
*4.4	Third Supplemental Indenture, dated as of May 14, 2020, by and between Mohawk Industries, Inc. and U.S. Bank National Association, as trustee. (Incorporated herein by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on May 18, 2020.)
*4.5	Form of Note for the 3.625% Senior Notes due 2030 (Incorporated herein by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated May 18, 2020.)
*4.6	Indenture, dated as of September 11, 2017, by and among Mohawk Capital Finance S.A., as issuer, Mohawk Industries, Inc., as parent guarantor and U.S. Bank National Association, as trustee. (Incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 11, 2017.)
*4.7	Fourth Supplemental Indenture, dated as of June 12, 2020, by and among Mohawk Capital Finance S.A., as issuer, Mohawk Industries, Inc., as parent guarantor, U.S. Bank National Association, as trustee, registrar and transfer agent and Elavon Financial Services DAC, as paying agent. (Incorporated herein by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on June 12, 2020.)
*4.8	Form of Note for the 1.750% Senior Notes due 2027 (Incorporated herein by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated June 12, 2020.)

Mohawk Exhibit Number	Description
*4.9	Fourth Supplemental Indenture, dated as of September 18, 2023, by and between Mohawk Industries, Inc. and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee. (Incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated September 18, 2023).
*4.10	Form of Note for the 5.850% Senior Notes due 2028. (Incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated September 18, 2023).
*4.11	Description of Registrant's Securities. (Incorporated herein by reference to Exhibit 4.9 of the Company's Annual Report on Form 10-K filed on February 23, 2022.)
*10.1	Registration Rights Agreement by and among Mohawk and the former shareholders of Aladdin. (Incorporated herein by reference to Exhibit 10.32 of the Company's Annual Report on Form 10-K (File No. 001-13697) for the fiscal year ended December 31, 1993.)
*10.2	Waiver Agreement between Alan S. Lorberbaum and Mohawk dated as of March 23, 1994 to the Registration Rights Agreement dated as of February 25, 1994 between Mohawk and those other persons who are signatories thereto. (Incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q (File No. 001-13697) for the quarter ended July 2, 1994.)
*10.3	Second Amended and Restated Credit Facility, dated October 18, 2019, by and among the Company and certain of its subsidiaries, as borrowers, Wells Fargo Bank, National Association, as administrative agent, swing line lender, and an L/C issuer, and the other lenders party thereto. (Incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated October 18, 2019.)

Mohawk Exhibit Number	Description
*10.4	First Amendment to Second Amended and Restated Credit Agreement, dated as of April 7, 2020, by and among the Company and certain of its subsidiaries, as borrowers, Wells Fargo Bank, National Association, as administrative agent, swing line lender, and an L/C issuer, and the other lenders party thereto. (Incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on April 13, 2020.)
*10.5	Second Amendment to Second Amended and Restated Credit Agreement, dated as of May 7, 2020, by and among the Company and certain of its subsidiaries, as borrowers, Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto. (Incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on May 7, 2020.)
*10.6	Third Amendment to Second Amended and Restated Credit Agreement, dated as of October 28, 2021, by and among the Company and certain of its subsidiaries, as borrowers, Wells Fargo Bank, National Association, as administrative agent, and the other lenders party thereto. (Incorporated herein by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K filed on February 23, 2022.)
*10.7	Fourth Amendment to Second Amended and Restated Credit Agreement, dated as of August 12, 2022, by and among the Company and certain of its subsidiaries, as borrowers, Wells Fargo Bank, National Association, as administrative agent, swing line lender, and an L/C issuer, and the other lenders party thereto. (Incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 12, 2022.)

Mohawk Exhibit Number	Description
*10.8	Credit Agreement, dated as of August 12, 2022, by and among the Company and Mohawk International Holdings S.à r.l., as borrowers, certain of its subsidiaries, as guarantors, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. (Incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on August 12, 2022.)
*10.9	First Amendment to Credit Agreement and Increase Agreement, dated as of October 3, 2022, by and among the Company and Mohawk International Holdings S.à r.l., as borrowers, certain of its subsidiaries, as guarantors, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. (Incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on October 28, 2022.)

Exhibits Related to Executive Compensation Plans, Contracts and other Arrangements:

*10.10	Service Agreement dated December 18, 2018, by and between Mohawk International Services BVBA and Comm. V. "Bernard Thiers". (Incorporated herein by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.)
*10.11	Employment Agreement dated December 29, 2018, by and between Mohawk Carpet, LLC and Paul F. De Cock (Incorporated herein by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.)
*10.12	The Mohawk Industries, Inc. Senior Management Deferred Compensation Plan, as amended and restated as of January 1, 2015. (Incorporated herein by reference to Exhibit 10.19 in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2015.)
*10.13	Mohawk Industries, Inc. Non-Employee Director Stock Compensation Plan. (Incorporated herein by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K filed on February 23, 2022.)

Mohawk Exhibit Number	Description
*10.14	Mohawk Industries, Inc. 2012 Incentive Plan (Incorporated herein by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A (File No. 001-13697) filed with the Securities and Exchange Commission on April 3, 2012.)
*10.15	Mohawk Industries, Inc. 2017 Incentive Plan (Incorporated herein by reference to Annex B of the Company's Definitive Proxy Statement on Schedule 14A (File No. 001-13697) filed with the Securities and Exchange Commission on April 6, 2017.)
*10.16	Form of Restricted Stock Unit Award Agreement (Incorporated herein by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K filed on February 22, 2023.)
21	Subsidiaries of the Registrant.
22	Subsidiary Guarantors.
23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP).
31.1	Certification Pursuant to Rule 13a-14(a).
31.2	Certification Pursuant to Rule 13a-14(a).
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
95.1	Mine Safety Disclosure pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act
97	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

*   Indicates exhibit incorporated by reference.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Industries, Inc.

February 23, 2024

By: _____ /s/   JEFFREY S. LORBERBAUM
Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

February 23, 2024

/s/   JEFFREY S. LORBERBAUM
Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer
(principal executive officer)

February 23, 2024

/s/   JAMES F. BRUNK
James F. Brunk
Chief Financial Officer
(principal financial officer)

February 23, 2024

/s/   WILLIAM W. HARKINS
William W. Harkins
Chief Accounting Officer and Corporate Controller
(principal accounting officer)

February 23, 2024

/s/   BRUCE C. BRUCKMANN
Bruce C. Bruckmann
Director

February 23, 2024

/s/   JERRY W. BURRIS
Jerry W. Burris
Director

February 23, 2024

/s/   JOHN M. ENGQUIST
John M. Engquist
Director

February 23, 2024

/s/ JOSEPH A. ONORATO
Joseph A. Onorato
Director

February 23, 2024

/s/   WILLIAM H. RUNGE III
William H. Runge III
Director

February 23, 2024

/s/   KAREN A. SMITH BOGART
Karen A. Smith Bogart
Director

February 23, 2024

Bernard P. Thiers
Director

February 23, 2024

/s/   W. CHRISTOPHER WELLBORN
W. Christopher Wellborn
Director

Reconciliation of Non-GAAP Measures

Adjusted Net Earnings

(Amounts in thousands, except EPS)		Year Ending December 31, 2023
Net earnings (loss) attributable to Mohawk Industries, Inc.	$	(439,516)
Adjusting items:		
Restructuring, acquisition, integration-related and other costs		129,323
Inventory step-up from purchase accounting		4,476
Impairment of goodwill and indefinite-lived intangibles[1]		877,744
Legal settlements, reserves and fees		87,824
Release of indemnification asset		(2,957)
European tax restructuring		(9,999)
Income taxes - reversal of uncertain tax position		2,957
Income taxes - impairment of goodwill and indefinite-lived intangibles[1]		(12,838)
Income tax effect of adjusting items		(50,038)
Adjusted net earnings attributable to Mohawk Industries, Inc.	$	586,976
Adjusted diluted earnings per share attributable to Mohawk Industries, Inc.	$	9.19
Weighted-average common shares outstanding - diluted		63,892

[1] During the third quarter of 2023, due to the impact of a higher WACC, macroeconomic conditions, and the reduction in the Company's market capitalization, the Company performed interim impairment tests of its goodwill and indefinite-lived intangible assets, which resulted in impairment charges of $878 million ($865 million net of tax).

Reconciliation of Net Sales to Net Sales on Constant Shipping Days and on a Constant Exchange Rate

		Twelve Months Ended	
(Amounts in thousands)		**December 31, 2023**	December 31, 2022
Net sales	$	**11,135,115**	11,737,065
Adjustment to net sales for constant shipping days		**20,707**	–
Adjustment to net sales for constant exchange rates		**71,553**	–
Adjustment to net sales for acquisition volume		**(389,018)**	–
Net sales on constant shipping days and on a constant exchange rate	$	**10,838,357**	11,737,065

Reconciliation of Non-GAAP Measures

Adjusted EBITDA

		Year Ending December 31,
(Amounts in thousands)		2023
Net earnings (loss) including noncontrolling interests	$	(439,371)
Interest expense		77,514
Income tax expense		84,862
Net income attributable to non-controlling interest		(145)
Depreciation and amortization[1]		630,327
EBITDA		353,187
Restructuring, acquisition and integration-related and other costs		96,218
Inventory step-up from purchase accounting		4,476
Impairment of goodwill and indefinite-lived intangibles[2]		877,744
Legal settlement, reserves and fees		87,824
Release of indemnification asset		(2,957)
Adjusted EBITDA	$	1,416,492
Adjusted EBITDA as a percent of net sales		12.7%
Net debt less short-term investments to adjusted EBITDA		1.5

[1] Includes accelerated depreciation of $33,104 for 2023.
[2] During the third quarter of 2023, due to the impact of a higher WACC, macroeconomic conditions, and the reduction in the Company's market capitalization, the Company performed interim impairment tests of its goodwill and indefinite-lived intangible assets, which resulted in impairment charges of $878 million ($865 million net of tax).

Net Debt

(Amounts in thousands)		2023
Current portion of long-term debt and commercial paper	$	1,001,715
Long-term debt, less current portion		1,701,785
Total debt		2,703,500
Less: cash and cash equivalents		642,550
Net debt		2,060,950
Net debt less short-term investments	$	2,060,950

Liquidity

		Year Ending December 31,
(Amounts in thousands)		2023
Total Revolver Availability	$	1,950,000
Revolver Borrowing		(67,117)
Letter of Credit Outstanding		(746)
Total Liquidity	$	1,882,137

Free Cash Flow

		Twelve Months Ended
(Amounts in thousands, except per share data)		December 31, 2023
Net cash provided by operating activities	$	1,329,229
Less: Capital expenditures		612,929
Free cash flow	$	716,300

Reconciliation of Non-GAAP Measures

Adjusted Operating Income (Loss)

(Amounts in thousands)		2023
GLOBAL CERAMIC		
Operating income (loss)	$	(166,448)
Adjustments to segment operating income (loss):		
Restructuring, acquisition and integration-related and other costs		37,116
Inventory step-up from purchase accounting		4,112
Impairment of goodwill and indefinite-lived intangibles		426,868
Adjusted segment operating income	$	301,648
Adjusted operating income as a percent of net sales		7.0%
FLOORING NA		
Operating income (loss)	$	(57,182)
Adjustments to segment operating income (loss):		
Restructuring, acquisition and integration-related and other costs		51,688
Impairment of goodwill and indefinite-lived intangibles		215,809
Legal settlement, reserves and fees		(3,875)
Adjusted segment operating income	$	206,440
Adjusted operating income as a percent of net sales		5.4%
FLOORING ROW		
Operating income	$	69,727
Adjustments to segment operating income:		
Restructuring, acquisition and integration-related and other costs		43,237
Inventory step-up from purchase accounting		364
Impairment of goodwill and indefinite-lived intangibles		235,067
Adjusted segment operating income	$	348,395
Adjusted operating income as a percent of net sales		11.6%
CORPORATE AND INTERSEGMENT ELIMINATIONS		
Operating (loss)	$	(133,905)
Adjustments to segment operating (loss):		
Restructuring, acquisition and integration-related and other costs		162
Legal settlements, reserves and fees		91,699
Adjusted segment operating (loss)	$	(42,044)

This page intentionally left blank

SHAREHOLDER INFORMATION

Corporate Headquarters
P.O. Box 12069
160 South Industrial Boulevard
Calhoun, Georgia 30703
(706) 624-2246

Independent Registered Public Accounting Firm
KPMG LLP
Atlanta, Georgia

Corporate Counsel
Alston & Bird LLP
Atlanta, Georgia

Transfer Agent and Registrar
Equiniti Trust Company
(formerly known as American Stock Transfer and Trust Company, LLC)
6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449

Publications
The Company's Annual Report, Proxy Statement, Form 8-K, 10-K and 10-Q reports are available without charge and can be ordered via our stockholder communications service at (706) 624-2246 or via the Internet at mohawkind.com under Investors. Written requests should be sent to Shailesh Bettadapur, Vice President of Investor Relations, at the Company's headquarters address above.

Product Inquiries
For more information about Mohawk's products, visit our websites:
mohawkflooring.com
karastan.com
mohawkgroup.com
daltile.com
americanolean.com
marazzigroup.com
vitromex.com
eliane.com
elizabethrevestimentas.com.br
pergo.com
quick-step.com
moduleo.com
unilinpanels.com
unilininsulation.com
godfreyhirst.com
feltex.com

Investor/Analyst Contact
For additional information about Mohawk, please contact Shailesh Bettadapur, Vice President of Investor Relations, at (706) 624-2103 or at the Company's headquarters address.

Annual Meeting of Stockholders
The Annual Meeting of Stockholders of Mohawk Industries, Inc. will be held at the time and location specified in our Notice of Annual Meeting of Stockholders for 2024.

Company Stock
Mohawk's common stock is traded on the New York Stock Exchange under the symbol MHK.

Equal Opportunity
In the U.S., Mohawk is an Equal Opportunity/Affirmative Action employer committed to attracting a diverse pool of applicants and sustaining an inclusive workforce.

Sustainability
For detailed information on Mohawk's commitment to sustainable products, processes and practices, please visit mohawksustainability.com.

NYSE Affirmation Certifications
As a listed company with the New York Stock Exchange (NYSE), Mohawk is subject to certain Corporate Governance standards as required by the NYSE and/or the Securities and Exchange Commission (SEC). Among other requirements, Mohawk's CEO, as required by Section 303A.12(a) of the NYSE Listing Company Manual, must certify to the NYSE each year whether or not he is aware of any violations by the Company of NYSE Corporate Governance listing standards as of the date of the certification. On June 8, 2023 Mohawk's CEO Jeffrey S. Lorberbaum submitted such a certification to the NYSE which stated that he was not aware of any violation by Mohawk of the NYSE Corporate Governance listing standards.

The Company has filed the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of Sarbanes-Oxley Act of 2002 as an exhibit to the Company's Form 10-K for the year ended December 31, 2023.

STOCK PERFORMANCE GRAPH

The following line graph compares the yearly change in the Company's cumulative total stockholder returns to those of the Standard & Poor's (S&P) 500 Index and the S&P 500 Household Durables Index beginning on December 31, 2018 and ending on December 31, 2023.

Total return values were calculated based on cumulative total return assuming the value of the investment in the Company's Common Stock and in each index on December 31, 2018 was $100 and that all dividends were reinvested.



$272.66 ○
$207.21 †
$88.47 ●

● Mohawk Industries, Inc.   † S&P 500 Index —Total Return   ○ S&P 500 Household Durables Index





160 South Industrial Boulevard
Calhoun, Georgia 30701
www.mohawkind.com